UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to

Commission File Number 001-35388

PROSPERITY BANCSHARES, INC.®

(Exact name of registrant as specified in its charter)

TEXAS	**74-2331986**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
Prosperity Bank Plaza 4295 San Felipe, Houston, Texas	**77027**
(Address of principal executive offices)	**(Zip Code)**

Registrant's Telephone Number, Including Area Code: (281) 269-7199

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $1.00 per share	PB	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-accelerated Filer	☐	Smaller Reporting Company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the shares of common stock held by non-affiliates as of June 30, 2024, based on the closing price of the common stock on the New York Stock Exchange on June 30, 2024 was approximately $5.58 billion.

As of February 24, 2025, the number of outstanding shares of common stock was 95,262,717.

Documents Incorporated by Reference:

Portions of the Company's Proxy Statement relating to the 2025 Annual Meeting of Shareholders, which will be filed within 120 days after December 31, 2024, are incorporated by reference into Part III, Items 10-14 of this Annual Report on Form 10-K.

PROSPERITY BANCSHARES, INC.®
2024 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

General

Prosperity Bancshares, Inc.®, a Texas corporation (the "Company"), was formed in 1983 as a vehicle to acquire the former Allied Bank in Edna, Texas, which was chartered in 1949 as The First National Bank of Edna and is now known as Prosperity Bank. The Company is a registered financial holding company that derives substantially all of its revenues and income from the operation of its bank subsidiary, Prosperity Bank® ("Prosperity Bank®" or the "Bank"). The Bank provides a wide array of financial products and services to businesses and consumers throughout Texas and Oklahoma. As of December 31, 2024, the Bank operated 283 full service banking locations: 65 in the Houston area, including The Woodlands; 30 in the South Texas area including Corpus Christi and Victoria; 62 in the Dallas/Fort Worth area; 22 in the East Texas area; 31 in the Central Texas area including Austin and San Antonio; 44 in the West Texas area including Lubbock, Midland-Odessa, Abilene, Amarillo and Wichita Falls; 15 in the Bryan/College Station area, 6 in the Central Oklahoma area; and 8 in the Tulsa, Oklahoma area. The Company's principal executive office is located at Prosperity Bank Plaza, 4295 San Felipe in Houston, Texas and its telephone number is (281) 269-7199. The Company's website address is *www.prosperitybankusa.com.*

The Company's market consists of the communities served by its banking centers. The diverse nature of the economies in each local market served by the Company provides the Company with a varied customer base and allows the Company to spread its lending risk throughout a number of different industries including professional service firms and their principals, manufacturing, tourism, recreation, petrochemicals, farming and ranching. The Company's market areas outside of Houston, Dallas, Corpus Christi, San Antonio, Lubbock, Austin, Tulsa and Oklahoma City are dominated by either small community banks or branches of larger regional banks. Management believes that the Company, through its responsive customer service and community banking philosophy, combined with the sophistication of a larger regional bank holding company, has a competitive advantage in its market areas and excellent growth opportunities through acquisitions, new banking center locations and additional business development.

Operating under a community banking philosophy, the Company seeks to develop broad customer relationships based on service and convenience while maintaining its prudent approach to lending and sound asset quality. The Company has grown through a combination of internal growth, merger and acquisition transactions and the opening of new banking centers. As a result of its stable customer relationships, the Company is able to maintain a low cost of funds. Utilizing its stable customer relationships and employing stringent cost controls, the Company has been profitable in every year of its existence, including the periods of adverse economic conditions in Texas and Oklahoma.

In addition to internal growth, the Company has completed the following acquisitions since 2014 (through December 31, 2024):

Acquired Entity	Acquired Bank	Completion Date	Number of Banking Centers Acquired [1]
F&M Bancorporation Inc.	The F&M Bank & Trust Company	2014	11
Tradition Bancshares, Inc.	Tradition Bank	2016	7
LegacyTexas Financial Group, Inc.	LegacyTexas Bank	2019	42
First Bancshares of Texas, Inc.	FirstCapital Bank of Texas	2023	16
Lone Star State Bancshares, Inc.	Lone Star State Bank of West Texas	2024	5

(1) The number of banking centers added does not include any locations of the acquired entity that were closed and consolidated with existing banking centers of the Company upon consummation of the transaction or closed after consummation of the transaction.

Recent Acquisitions

Merger of Lone Star State Bancshares, Inc. — Effective April 1, 2024, the Company completed the merger of Lone Star State Bancshares, Inc. ("Lone Star") into the Company and the subsequent merger of its wholly owned subsidiary Lone Star State Bank of West Texas ("Lone Star Bank"), into the Bank (collectively, the "LSSB Merger"). Lone Star operated five full-service banking offices in the West Texas area, including its main office in Lubbock, and one banking center in each of Brownfield, Midland, Odessa and Big Spring, Texas. As of March 31, 2024, Lone Star, on a consolidated basis, reported total assets of $1.38 billion, total loans of $1.07 billion and total deposits of $1.24 billion.

Pursuant to the terms of the definitive agreement, the Company issued 2,376,182 shares of its common stock plus approximately $64.1 million in cash for all outstanding shares of Lone Star. This resulted in goodwill of $106.7 million as of December 31, 2024, which does not include all the subsequent fair value adjustments that have not yet been finalized. Goodwill represents the excess of the total purchase price paid over the fair value of the assets acquired, net of the fair value of liabilities assumed. Additionally, the Company recognized $17.7 million of core deposit intangibles as of December 31, 2024. In October 2024, the Company completed the operational conversion of Lone Star Bank.

Merger of First Bancshares of Texas, Inc. — Effective May 1, 2023, the Company completed the merger of First Bancshares of Texas, Inc. ("First Bancshares") into the Company and the subsequent merger of its wholly owned subsidiary, FirstCapital Bank of Texas, N.A. ("FirstCapital Bank"), into the Bank (collectively, the "FB Merger"). FirstCapital Bank operated 16 full-service banking offices in six different markets in West, North and Central Texas areas, including its main office in Midland, Texas, and banking offices in Midland, Lubbock, Amarillo, Wichita Falls, Burkburnett, Byers, Henrietta, Dallas, Horseshoe Bay, Marble Falls and Fredericksburg, Texas. As of March 31, 2023, First Bancshares, on a consolidated basis, reported total assets of $2.14 billion, total loans of $1.65 billion and total deposits of $1.71 billion.

Pursuant to the terms of the definitive agreement, the Company issued 3,583,370 shares of its common stock plus approximately $91.5 million in cash for all outstanding shares of First Bancshares capital stock. This resulted in goodwill of $164.8 million as of December 31, 2024, which includes all the final subsequent fair value adjustments. Additionally, the Company recognized $23.5 million of core deposit intangibles related to the FB Merger. During the second quarter of 2023, the Company completed the operational conversion of FirstCapital Bank.

Available Information

The Company's website address is *www.prosperitybankusa.com.* The Company makes available free of charge on or through its website its Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. Information contained on the Company's website is not incorporated by reference into this Annual Report on Form 10-K and is not part of this or any other report.

Human Capital

The Company's culture is defined by its high standards and corporate values of soundness, profitability, service, professionalism, integrity, and citizenship. The Company's goal is to develop highly productive associates who will contribute to the success of the Company while making better lives for themselves and their families. The Company believes in maintaining progressive employment policies, as well as a competitive wage and benefit package. The Company considers its relations with associates to be good.

As of December 31, 2024, the Company had 3,916 full-time equivalent associates, 1,130 of whom were officers of the Bank. Neither the Company nor the Bank is a party to any collective bargaining agreement. The Company is fully committed to the concept and practice of equal opportunity. In 2024, its workforce, from senior officers to tellers, was 50% minority and 75% female.

The Company's associates bring a variety of backgrounds, perspectives, and experiences that are reflective of the communities and customers the Company serves. The unique capabilities and talents that its associates invest in their work represent a significant part of not only the Company's culture but its reputation and achievements as well.

To further foster its relationship with its associates, the Company has implemented the following initiatives:

- Hiring, training, and retaining associates from diverse backgrounds.
- Encouraging associates to recruit new team members through the Company's Referral Reward Program.

- Reaching out to organizations that assist women and minorities in job services in order to attract a more diverse group of applicants.
- Participating in a variety of activities that reflect the demographics within the communities the Company serves.
- Developing strategies to reach multicultural markets.
- Providing training and development opportunities as noted below.

Compensation and Benefits. The Company believes in maintaining progressive employment policies, as well as a competitive wage and benefit package. The Company has invested heavily in its officers and associates by recruiting talented officers in its market areas and providing them with economic incentives. The senior management team, including area leadership, has substantial experience in the Company's business and market areas. Most banking center locations are overseen by a local president or manager with knowledge of the community and lending expertise in the specific industries found in the community. The Company operates each banking center as a separate profit center, maintaining separate data with respect to each banking center's net interest income, efficiency ratio, deposit growth, loan growth and overall profitability. Banking center presidents and managers are accountable for performance in these areas and compensated accordingly. The Company also has lending groups focused on specific business segments. The performance of these groups is also reviewed when setting lender compensation.

The Company offers a variety of benefits to full-time associates, including Medical Insurance, Dental Insurance, Vision Insurance, Basic Life Insurance, Voluntary Life Insurance, Spouse/Dependent Life Insurance, Short Term Disability, Long Term Disability, Worksite Supplemental Benefits, Flexible Spending Account, 401(k)/Profit Sharing Plan, Vacation Leave, Sick Leave and Paid Holidays.

Recruiting, Training, Development and Retention. In order to provide current associates with the opportunity for advancement, the Company posts job opportunities internally for three calendar days before making them available to the public. Of the approximately 1,690 open positions filled in 2024, 39% were filled by internal associates.

The Company recognizes that employee training and development are business imperatives essential to employee retention and providing excellent service. Associates receive formal and informal position specific training on various regulatory compliance topics, person to person functional and product training, policy and procedure documentation, online webinars and videos. The Company has position-specific required training delivered annually, and as industry or bank policy and procedure changes dictate. Associates are encouraged to explore and achieve a full range of training and development opportunities to personalize career development and to prioritize their unique needs and growth opportunities. The Company fosters an environment where associates are encouraged to reach their full potential by enhancing current skills, work toward a future role, or take steps to build new skills through hands-on learning involving common customer interaction scenarios, coaching conversations, mentor relationships, feedback, performance appraisals and working with role models.

The Company recognizes that associates play a valuable role in its overall success. The Company strives to keep associates motivated and focused through the areas discussed above. All related programs or benefits contribute to the Company's overall productivity and performance and play a vital role in attracting and retaining associates.

Business Culture. The Company's directors and officers are important to the Company's success and play a key role in the Company's business development efforts by actively participating in civic and public service activities in the communities served by the Company.

Banking Activities

The Company, through the Bank, offers a variety of traditional loan and deposit products to its customers, which consist primarily of individual consumers and businesses throughout Texas and Oklahoma. At December 31, 2024, the Bank maintained approximately 816,300 separate deposit accounts including certificates of deposit and 70,400 separate loan accounts. At December 31, 2024, noninterest-bearing demand deposits were 34.5% of the Bank's total deposits. For the year ended December 31, 2024, the Company's average cost of funds was 1.87%, and the Company's average cost of deposits (excluding all borrowings) was 1.47%.

The Company has been an active real estate lender, with commercial real estate (including farmland and multi-family residential); 1-4 family residential (including home equity); and construction, land development and other land loans comprising 29.3%, 38.3% and 12.9%, respectively, of the Company's total loans as of December 31, 2024. The Company is active in commercial and industrial lending, with commercial loans comprising 11.3% of the Company's total loans as of December 31, 2024. The Company also offers agricultural loans, loans for automobiles and other consumer durables, home equity loans, debit and credit cards, digital banking solutions, trust and wealth management, retail brokerage services, mortgage services and treasury management. The Company offers businesses a broad array of loan products including term loans, lines of credit and loans for working capital, business expansion and the purchase of equipment and machinery, land development and interim construction loans for builders, and owner-occupied and non-owner occupied commercial real estate loans. The Company has a Warehouse Purchase Program that allows mortgage banking company customers to close one-to-four-family real estate loans in their own name and manage their cash flow needs until the loans are sold to investors.

By offering certificates of deposit, interest checking accounts, money market accounts and savings accounts at competitive rates, the Company gives its depositors a full range of traditional deposit products.

As of December 31, 2024, the Company's trust department maintained total assets of $2.89 billion, including managed assets of $2.35 billion. The trust department provides trust services in the Company's various market areas.

The Company's banking operations are considered by management to be aggregated in one reportable operating segment. For more information about the Company's segment reporting, refer to Note 1 to the consolidated financial statements.

Business Strategies

The Company's main objective is to increase deposits and loans through internal growth, as well as through acquisition opportunities, while maintaining efficiency, providing individualized customer service and maximizing profitability. To achieve this objective, the Company has employed the following strategic goals:

Continue Community Banking Emphasis. Although the Company has significantly grown in the last several years, it intends to continue operating as a community banking organization focused on meeting the specific needs of consumers and businesses in its market areas. The Company provides a high degree of responsiveness combined with a wide variety of banking products and services. The Company staffs its banking centers with experienced bankers who possess lending expertise to effectively serve their community and gives them authority with centralized support to make certain pricing and credit decisions, avoiding the bureaucratic structure of larger banks. Each banking center has its own listed local business telephone number. Customers are served by a local banker with decision making authority. The Company also maintains specialty commercial lending lines of business staffed by bankers with lending expertise in the various business lines—commercial middle market, energy, mortgage warehouse and insurance lending.

Expand Market Share Through Internal Growth and a Disciplined Acquisition Strategy. The Company intends to continue seeking opportunities, both inside and outside its existing markets, to expand either by acquiring existing banks or branches of banks or by establishing new banking centers. All of the Company's acquisitions have been accretive to earnings within 12 months after acquisition date and generally have supplied the Company with relatively low-cost deposits which have been used to fund the Company's lending and investing activities. However, future acquisitions, if any, may not be accretive to earnings within any particular time period. Factors used by the Company to evaluate expansion opportunities include (1) the similarity in management and operating philosophies, (2) whether the acquisition will be accretive to earnings and enhance shareholder value, (3) whether the acquisition will strategically expand the Company's geographic footprint and (4) the opportunity to enhance the Company's market presence in existing market areas.

Increase Loan Volume and Diversify Loan Portfolio. While maintaining its prudent approach to lending, the Company has emphasized both new and existing loan products, focusing on increasing its commercial real estate, commercial and industrial, and residential real estate loan portfolios. Loans at December 31, 2024 were $22.15 billion compared with $21.18 billion at December 31, 2023, an increase of $968.7 million or 4.6%. Commercial and industrial loans were $2.51 billion and represented 11.3% of the total loan portfolio as of December 31, 2024. Commercial real estate loans (including multifamily residential and excluding farmland) were $5.80 billion and represented 26.2% of the total portfolio as of December 31, 2024. One-to-four-family residential loans (excluding home equity) were $7.58 billion and represented 34.2% of the total loan portfolio as of December 31, 2024. Construction, land development and other land loans were $2.86 billion and represented 12.9% of the total loan portfolio as of December 31, 2024. Warehouse Purchase Program loans were $1.08 billion and represented 4.9% of the total loan portfolio as of December 31, 2024.

Maintain Sound Asset Quality. The Company continues to maintain the sound asset quality that has been representative of its historical loan portfolio. As the Company continues to diversify and increase its lending activities and acquire loans in acquisitions, it may face higher risks of nonpayment and increased risks in the event of prolonged economic downturns. The Company intends to continue to employ the strict underwriting guidelines and comprehensive loan review processes that have contributed to its low incidence of nonperforming assets and minimal charge-offs in relation to its size. Nonperforming assets were 0.37% of total loans and other real estate at December 31, 2024. Excluding Warehouse Purchase Program loans, nonperforming assets were 0.39% of total loans and other real estate at December 31, 2024. All Warehouse Purchase Program loans were performing loans at December 31, 2024.

Continue Focus on Efficiency. The Company plans to maintain its stringent cost control practices and policies. The Company has invested significantly in the infrastructure required to centralize many of its critical operations, such as data processing and loan and deposit processing. For its banking centers, which the Company operates as independent profit centers, the Company supplies complete support in the areas of loan review, appraisals, loan and deposit processing, internal audit, compliance and training. Management believes that this centralized infrastructure can accommodate additional growth while enabling the Company to minimize operational costs through economies of scale.

Enhance Cross-Selling. The Company uses incentives and friendly competition to encourage cross-selling efforts and increase cross-selling results among its associates. Officers and associates have access to each customer's existing and related account relationships and are better able to inform customers of additional products when customers visit or call the various banking centers or use their drive-in facilities. In addition, the Company includes product information on its web page and in monthly statements and other mailings.

Competition

The banking business is highly competitive, and the profitability of the Company depends principally on its ability to compete in its market areas. The Company competes with other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based nonbank lenders, financial technology companies and certain other nonfinancial entities, including retail stores that may maintain their own credit programs and certain governmental organizations that may offer more favorable financing than the Company. Continued consolidation and rapid technological changes within the financial services industry will likely change the nature and intensity of competition, but should also create opportunities for the Company to demonstrate and leverage its competitive advantages. The Company believes it has been able to compete effectively with other financial institutions by emphasizing customer service, technology and responsive decision-making with respect to loans, by establishing long-term customer relationships and building customer loyalty and by providing products and services designed to address the specific needs of its customers.

Supervision and Regulation

The Company is extensively regulated under federal and state law. In addition, proposals to change the laws and regulations governing the banking industry are frequently raised at both the state and federal levels. The likelihood and timing of any changes in these laws and regulations, and the impact such changes may have on the Company and the Bank, are difficult to predict. Regulatory agencies may issue enforcement actions, policy statements, interpretive letters, and similar written guidance applicable to the Company or to the Bank. The Company expects the Trump administration will seek to implement a regulatory reform agenda that is significantly different than that of the Biden administration, impacting the rulemaking, supervision, examination and enforcement priorities of the federal banking agencies. Changes in applicable laws, regulations, or regulatory guidance, or their interpretation by regulatory agencies or courts may have a material adverse effect on the Company's and the Bank's business, operations, and earnings.

The Company and the Bank must undergo regular examinations by the appropriate regulatory agency, which will examine for adherence to a range of legal and regulatory compliance responsibilities. A bank regulator conducting an examination has complete access to the books and records of the examined institution. The results of the examination are confidential.

The supervision and regulation of bank holding companies and their subsidiaries is intended primarily for the protection of depositors, the Deposit Insurance Fund ("DIF") of the Federal Deposit Insurance Corporation ("FDIC") and the banking system as a whole, and not for the protection of the bank holding company's shareholders or creditors. The banking agencies have broad enforcement power over bank holding companies and banks including the power to impose substantial fines and other penalties for violations of laws and regulations.

The following description summarizes some of the laws to which the Company and the Bank are subject. References in this Annual Report on Form 10-K to applicable statutes and regulations are brief summaries thereof, do not purport to be complete, and are qualified in their entirety by reference to such statutes and regulations.

The Company

The Company is a financial holding company pursuant to the Gramm-Leach-Bliley Act and a bank holding company registered under the Bank Holding Company Act of 1956, as amended ("BHCA"). Accordingly, the Company is subject to primary supervision, regulation and examination by the Board of Governors of the Federal Reserve System ("Federal Reserve Board"). The Gramm-Leach-Bliley Act, the BHCA and other federal laws subject financial and bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. Further, as a public company, the Company also files reports with the U.S. Securities and Exchange Commission ("SEC") and is subject to its regulatory authority, including the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, with respect to the Company's securities, financial reporting and certain governance matters. Because the Company's securities are listed on the New York Stock Exchange ("NYSE") under the ticker symbol "PB," the Company is subject to NYSE's rules for listed companies, including rules relating to corporate governance.

Regulatory Restrictions on Dividends and Share Repurchases. The Company is regarded as a legal entity separate and distinct from the Bank. The principal source of the Company's revenues is dividends received from the Bank. As described in more detail below, federal and state law places limitations on the amount that banks may pay in dividends, which the Bank must adhere to when paying dividends to the Company. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if the prospective rate of earnings retention is consistent with the organization's expected capital needs and financial condition. The Federal Reserve Board's policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries. The Federal Reserve Board is authorized to limit or prohibit the payment of dividends if, in the Federal Reserve Board's opinion, the payment of dividends would constitute an unsafe or unsound practice in light of a bank holding company's financial condition. Federal Reserve Board policy also provides that a bank holding company should inform the Federal Reserve Board reasonably in advance of declaring or paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in a material adverse change to the bank holding company's capital structure.

The Federal Reserve Board generally requires prior notice of any redemption or repurchase of a bank holding company's own equity securities if the consideration to be paid, together with the net consideration paid for any repurchases or redemptions in the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. Further, the Federal Reserve Board may oppose a dividend or repurchase transaction if it would constitute an unsafe or unsound practice or would violate any law or regulation.

In July 2019, the federal bank regulators adopted final rules that, among other things, eliminated the standalone prior approval requirement in the Basel III Capital Rules for any repurchase of common stock. In certain circumstances, the Company's repurchases of its common stock may be subject to a prior approval or notice requirement under other regulations, policies or supervisory expectations of the Federal Reserve Board. Any redemption or repurchase of preferred stock or subordinated debt remains subject to the prior approval of the Federal Reserve Board.

In August 2022, the Inflation Reduction Act of 2022 (the "IRA") was enacted. Among other things, the IRA imposes a new 1% excise tax on the fair market value of stock repurchased after December 31, 2022 by publicly traded U.S. corporations. With certain exceptions, the value of stock repurchased is determined net of stock issued in the year, including shares issued pursuant to compensatory arrangements.

Source of Strength. Federal Reserve Board policy and federal law require a bank holding company to act as a source of financial and managerial strength to each of its banking subsidiaries. Under this requirement, the Company is expected to commit resources to support the Bank, including support at times when the Company may not be in a financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. As discussed below, a bank holding company, in certain circumstances, could be required to guarantee the capital plan of an undercapitalized banking subsidiary. The FDIC may require reports from the Company to assess the Company's ability to serve as a source of strength and to enforce compliance with the source of strength requirements by requiring the Company to provide financial assistance to the Bank in the event of the Bank's financial distress.

If the Company were to enter bankruptcy or become subject to the orderly liquidation process established by the Dodd-Frank Act, any commitment by the Company to a federal bank regulatory agency to maintain the capital of the Bank would be assumed by the bankruptcy trustee or the FDIC, as appropriate, and entitled to a priority of payment.

Scope of Permissible Activities. As a financial holding company, the Company is permitted to engage directly or indirectly in a broader range of activities than those permitted for a bank holding company that has not elected to be a financial holding company. Bank holding companies are generally restricted to engaging in the business of banking, managing or controlling banks and certain other activities determined by the Federal Reserve Board to be closely related to banking. Financial holding companies may also engage in activities that are considered to be financial in nature, as well as those incidental or, if determined by the Federal Reserve Board, complementary to financial activities. If the Bank ceases to be "well capitalized" or "well managed" under applicable regulatory standards, or if the Bank receives a rating of less than satisfactory under the Community Reinvestment Act of 1977 ("CRA"), the Federal Reserve Board may, among other things, place limitations on the Company's ability to conduct these broader financial activities or, if the deficiencies persist, require the Company to divest the banking subsidiary or the businesses engaged in activities permissible only for financial holding companies.

In addition, the Federal Reserve Board has the power to order a bank holding company or its subsidiaries to terminate any nonbanking activity or terminate its ownership or control of any nonbank subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

Safe and Sound Banking Practices. Bank holding companies are not permitted to engage in unsafe and unsound banking practices. Violations of laws and regulations, or other unsafe and unsound practices, may result in regulatory agencies imposing fines or penalties, cease and desist orders, or taking other enforcement actions. Under certain circumstances, these agencies may enforce these remedies directly against officers, directors, employees, and other parties participating in the affairs of a bank or bank holding company. Under federal and state laws and regulations pertaining to the safety and soundness of insured depository institutions, state banking regulators, the Federal Reserve Board, and separately the FDIC as the insurer of bank deposits have the authority to compel or restrict certain actions by the Company if they determine that the Company has insufficient capital or other resources, or is otherwise operating in a manner that may be deemed to be inconsistent with safe and sound banking practices. Under this authority, the Company's regulators can require the Company or its subsidiaries to enter into informal or formal supervisory agreements, including board resolutions, memoranda of understanding, confidential agreements, and consent or cease and desist orders pursuant to which the Company would be required to take identified corrective actions to address cited concerns and to refrain from taking certain actions.

If the Company is unable to comply with the terms of any then applicable regulatory actions or directives, supervisory agreements or orders, then the Company could become subject to additional, heightened supervisory actions and orders, possibly including prompt corrective action restrictions and/or other regulatory actions, including prohibitions on the payment of dividends on the Company's common stock and preferred stock, if any. If such supervisory actions were to occur, the Company could, among other things, become subject to significant restrictions on the Company's ability to develop any new business, as well as restrictions on the Company's existing business, and the Company could be required to raise additional capital, dispose of certain assets and liabilities within a prescribed period of time, or both. The terms of any such action could have a material negative effect on the Company's business, reputation, operating flexibility, financial condition, and the value of the Company's securities.

The Federal Reserve Board has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations, and can assess civil money penalties for certain activities conducted on a knowing and reckless basis if those activities caused a substantial loss to a depository institution. The penalties can be in excess of $1.0 million for each day the activity continues.

Anti-Tying Restrictions. In general, a bank may not extend credit, lease, sell property, or furnish any services or fix or vary the consideration for them on the condition that (1) the client obtain or provide some additional credit, property, or services from or to the bank or bank holding company or their subsidiaries or (2) the client not obtain some other credit, property, or services from a competitor, except to the extent reasonable conditions are imposed to assure the soundness of the credit extended. A bank may, however, offer combined-balance products and may otherwise offer more favorable terms if a client obtains two or more traditional bank products. The law also expressly permits banks to engage in other forms of tying and authorizes the Federal Reserve Board to grant additional exceptions by regulation or order.

Acquisitions by Bank Holding Companies. The BHCA permits acquisitions of banks by bank holding companies, such that the Company and any other bank holding company, whether located in Texas or elsewhere, may acquire a bank located in any other state, subject to certain deposit-percentage, age of bank charter requirements, and other restrictions. The BHCA requires that a bank holding company obtain the prior approval of the Federal Reserve Board before (1) acquiring direct or indirect ownership or control of 5% or more of the voting shares of any additional bank or bank holding company, (2) taking any action that causes an additional bank or bank holding company to become a subsidiary of the bank holding company, or (3) merging or consolidating with any other bank holding company. The Federal Reserve Board may not approve any such transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade unless the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served. The Federal Reserve Board is also required to consider: (1) the financial and managerial resources of the companies involved, including pro forma capital ratios; (2) the risk to the stability of the United States banking or financial system; (3) the convenience and needs of the communities to be served, including performance under the CRA; and (4) the effectiveness of the company in combating money laundering.

Control Acquisitions. Federal law restricts the amount of voting stock of a bank holding company or a bank that a person may acquire without the prior approval of banking regulators. Under the Change in Bank Control Act and the regulations thereunder, a person or group must give advance notice to the Federal Reserve Board before acquiring control of any bank holding company, such as the Company, or before acquiring control of any FDIC-insured bank, such as the Bank. Upon receipt of such notice, the Federal Reserve Board may approve or disapprove the acquisition. The Change in Bank Control Act creates a rebuttable presumption of control if a person or group acquires the power to vote 10% or more of the Company's outstanding common stock. The overall effect of such laws is to make it more difficult to acquire a bank holding company and a bank by tender offer or similar means than it might be to acquire control of another type of corporation. Consequently, shareholders of the Company may be less likely to benefit from the rapid increases in stock prices that may result from tender offers or similar efforts to acquire control of other companies. Investors should be aware of these requirements when acquiring shares of the Company's stock.

The Volcker Rule. Section 13 of the BHCA, commonly referred to as the "Volcker Rule," generally prohibits the Company and the Company's subsidiaries from (1) engaging in certain proprietary trading, and (2) acquiring or retaining an ownership interest in or sponsoring a "covered fund," all subject to certain exceptions. Since neither the Company nor the Bank engages in the types of trading or investing covered by the Volcker Rule, the Volcker Rule does not currently have any effect on the operations of the Company or the Bank.

Incentive Compensation. The Dodd-Frank Act required the federal banking agencies and the SEC to establish joint rules or guidelines for financial institutions with more than $1 billion in assets, such as the Company and the Bank, which prohibit incentive compensation arrangements that the agencies determine to encourage inappropriate risks by the institution. The federal banking agencies issued proposed rules in 2011 and previously issued guidance on sound incentive compensation policies. In 2016, the federal banking agencies and the SEC proposed rules that would, depending upon the assets of the institution, directly regulate incentive compensation arrangements and would require enhanced oversight and recordkeeping. As of December 31, 2024, these rules have not been implemented.

In October 2022, the SEC adopted a final rule directing national securities exchanges and associations, including the NYSE, to implement listing standards that require listed companies to adopt policies mandating the recovery or "clawback" of excess incentive-based compensation earned by a current or former executive officer during the three fiscal years preceding the date the listed company is required to prepare an accounting restatement, including to correct an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The NYSE's listing standards pursuant to the SEC's rule became effective on October 2, 2023. The Company adopted a compensation recovery policy pursuant to the NYSE listing standards on November 13, 2023.

Capital Requirements

The Company and the Bank are required under federal law to maintain certain minimum capital levels based on ratios of capital to total assets and capital to risk-weighted assets. The required capital ratios are minimums, and the banking regulators may determine that a banking organization based on its size, complexity, or risk profile must maintain a higher level of capital in order to operate in a safe and sound manner. Risks such as concentration of credit risks and the risk arising from non-traditional activities, as well as the institution's exposure to a decline in the economic value of its capital due to changes in interest rates, and an institution's ability to manage those risks, are important factors that are to be taken into account in assessing an institution's overall capital adequacy. The following is a brief description of the relevant provisions of these capital rules and their potential impact on the Company's capital levels.

The Company and the Bank are subject to the following risk-based capital ratios: a common equity tier 1 ("CET1") risk-based capital ratio, a Tier 1 risk-based capital ratio, which includes CET1 and additional Tier 1 capital, and a total risk-based capital ratio, which includes Tier 1 and Tier 2 capital. CET1 is primarily comprised of the sum of common stock instruments and related surplus net of treasury stock plus retained earnings less certain adjustments and deductions, including with respect to goodwill, intangible assets, mortgage servicing assets, and deferred tax assets subject to temporary timing differences. Additional Tier 1 capital is primarily comprised of noncumulative perpetual preferred stock. Tier 2 capital consists of instruments disqualified from Tier 1 capital, including qualifying subordinated debt and a limited amount of loan loss reserves up to a maximum of 1.25% of risk-weighted assets, subject to certain eligibility criteria. The capital rules also define the risk-weights assigned to assets and off-balance sheet items to determine the risk-weighted asset components of the risk-based capital rules, including, for example, certain "high volatility" commercial real estate, past due assets, structured securities, and equity holdings.

The leverage capital ratio, which serves as a minimum capital standard, is the ratio of Tier 1 capital to quarterly average total consolidated assets net of goodwill, certain other intangible assets, and certain required deduction items. The required minimum leverage ratio for all banks and bank holding companies is 4%.

In addition, effective January 1, 2019, the capital rules required a capital conservation buffer of 2.5% above each of the minimum risk-based capital ratio requirements (CET1, Tier 1, and total capital), which is designed to absorb losses during periods of economic stress. These buffer requirements must be met for a bank or bank holding company to be able to pay dividends, engage in share buybacks, or make discretionary bonus payments to executive management without restriction.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), among other things, requires the federal bank regulatory agencies to take "prompt corrective action" regarding depository institutions that do not meet minimum capital requirements. FDICIA establishes five regulatory capital tiers: "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized", and "critically undercapitalized". A depository institution's capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation. FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. FDICIA imposes progressively more restrictive restraints on operations, management, and capital distributions depending on the category in which an institution is classified. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized depository institutions may not accept brokered deposits absent a waiver from the FDIC, are subject to growth limitations, and are required to submit capital restoration plans for regulatory approval. A depository institution's holding company must guarantee any required capital restoration plan up to an amount equal to the lesser of 5% of the depository institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. Federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

To be well-capitalized, the Bank must maintain at least the following capital ratios:

- 6.5% CET1 to risk-weighted assets;

- 8.0% Tier 1 capital to risk-weighted assets;

- 10.0% Total capital to risk-weighted assets; and

- 5.0% leverage ratio.

The Federal Reserve Board has not yet revised the well-capitalized standard for bank holding companies to reflect the higher capital requirements imposed under the current capital rules applicable to banks. For purposes of the Federal Reserve Board's Regulation Y, including determining whether a bank holding company meets the requirements to be a financial holding company, bank holding companies, such as the Company, must maintain a Tier 1 risk-based capital ratio of 6.0% or greater and a total risk-based capital ratio of 10.0% or greater to be well-capitalized. Also, the Federal Reserve Board may require bank holding companies, including the Company, to maintain capital ratios substantially in excess of mandated minimum levels depending upon general economic conditions and a bank holding company's particular condition, risk profile, and growth plans.

Failure to be well-capitalized or to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on the Company's operations or financial condition. Failure to meet minimum capital requirements could also result in restrictions on the Company's or the Bank's ability to pay dividends or otherwise distribute capital or to receive regulatory approval of applications or other restrictions on its growth.

In 2024, the Company's and the Bank's regulatory capital ratios were above the applicable well-capitalized standards and met the capital conservation buffer. As of December 31, 2024, the Company's ratio of CET1 to risk-weighted assets was 16.42%, Tier 1 capital to risk-weighted assets was 16.42%, total capital to risk-weighted assets was 17.67% and Tier 1 capital to average quarterly assets (leverage ratio) was 10.82%.

In response to the novel strain of coronavirus disease ("COVID-19") pandemic, in March 2020 the joint federal bank regulatory agencies issued an interim final rule that allowed banking organizations that implemented ASU 2016-13, *Financial Instruments-Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments* ("CECL") in 2020 to mitigate the effects of the CECL accounting standard in their regulatory capital for two years. This two-year delay is in addition to the three-year transition period that the agencies had already made available. The Company adopted the option provided by the interim final rule, which delayed the effects of CECL on its regulatory capital through 2021, after which the effects were phased in over a three-year period from January 1, 2022 through December 31, 2024. Under the interim final rule, the amount of adjustments to regulatory capital deferred until the phase-in period include both the initial impact of the Company's adoption of CECL on January 1, 2020 and 25% of subsequent changes in the Company's allowance for credit losses during each quarter of the two-year period ended December 31, 2021. The cumulative amount of the transition adjustments was phased in over a three-year transition period that began on January 1, 2022, was 75% recognized in 2022, 50% recognized in 2023, and 25% recognized in 2024.

The Bank

The Bank is a Texas-chartered banking association, the deposits of which are insured by the DIF of the FDIC. The Bank is not a member of the Federal Reserve System; therefore, the Bank is subject to supervision and regulation by the FDIC and the Texas Department of Banking. Such supervision and regulation subject the Bank to special restrictions, requirements, potential enforcement actions and periodic examination by the FDIC and the Texas Department of Banking. Because the Federal Reserve Board regulates the Company, the Federal Reserve Board also has supervisory authority which affects the Bank. Further, because the Bank has total assets of over $10 billion, the Bank is also subject to supervision and regulation by the Consumer Financial Protection Bureau ("CFPB"). The CFPB regulates the offering and provision of consumer financial products and services under the federal consumer financial laws.

Equivalence to National Bank Powers. The Texas Constitution, as amended in 1986, provides that a Texas-chartered bank has the same rights and privileges that are or may be granted to national banks domiciled in Texas. To the extent that the Texas laws and regulations may have allowed state-chartered banks to engage in a broader range of activities than national banks, FDICIA has operated to limit this authority. FDICIA provides that no state bank or subsidiary thereof may engage as principal in any activity not permitted for national banks, unless the institution complies with applicable capital requirements and the FDIC determines that the activity poses no significant risk to the DIF. In general, statutory restrictions on the activities of banks are aimed at protecting the safety and soundness of depository institutions.

Standards for Safety and Soundness. The Federal Deposit Insurance Act requires the federal bank regulatory agencies to prescribe, by regulation or guideline, operational and managerial standards for all insured depository institutions relating to: (1) internal controls; (2) information systems and audit systems; (3) loan documentation; (4) credit underwriting; (5) interest rate risk exposure; and (6) asset quality. The federal banking agencies have adopted regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement these required standards. These guidelines set forth the safety and soundness standards used to identify and address problems at insured depository institutions before capital becomes impaired. Under the regulations, if a regulator determines that a bank fails to meet any standards prescribed by the guidelines, the regulator may require the bank to submit an acceptable plan to achieve compliance, consistent with deadlines for the submission and review of such safety and soundness compliance plans.

Branching. Pursuant to the Dodd-Frank Act, banks are permitted to engage in de novo interstate branching if the laws of the state where the new branch is to be established would permit the establishment of the branch if it were chartered by such state, subject to applicable regulatory review and approval requirements. The Dodd-Frank Act also modified certain regulatory requirements for interstate mergers and acquisitions, including that the acquiring bank must be well capitalized and well managed. Texas law provides that a Texas-chartered bank can establish a branch anywhere in Texas or any other state, subject to federal law requirements, provided that the branch is approved in advance by the Texas Department of Banking. The branch must also be approved by the FDIC, which considers a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate powers.

Restrictions on Transactions with Affiliates and Insiders. The Bank is subject to restrictions on extensions of credit and certain other transactions between the Bank and the Company or any nonbank affiliate. Generally, these covered transactions with either the Company or any affiliate are limited to 10% of the Bank's capital and surplus, and all such transactions between the Bank and the Company and all of its nonbank affiliates combined are limited to 20% of the Bank's capital and surplus. Loans and other extensions of credit from the Bank to the Company or any affiliate generally are required to be secured by eligible collateral in specified amounts. In addition, any transaction between the Bank and the Company or any affiliate are required to be on an arm's length basis. Federal banking laws also place similar restrictions on certain extensions of credit by insured banks, such as the Bank, to their directors, executive officers, and principal shareholders and their related interests.

Restrictions on Distribution of Subsidiary Bank Dividends and Assets. Dividends paid by the Bank have provided a substantial part of the Company's operating funds, and it is anticipated that dividends paid by the Bank to the Company will continue to be the Company's principal source of operating funds. Capital adequacy requirements serve to limit the amount of dividends that may be paid by the Bank. Under federal law, the Bank cannot pay a dividend if, after paying the dividend, the Bank will be "undercapitalized." The FDIC may declare a dividend payment to be unsafe and unsound even though the Bank would continue to meet its capital requirements after the dividend. The Bank is also subject to limitations on the payment of dividends under Texas law. Because the Company is a legal entity separate and distinct from its subsidiaries, its right to participate in the distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors. In the event of a liquidation or other resolution of an insured depository institution, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of any obligation of the institution to its shareholders, including any depository institution holding company (such as the Company) or any shareholder or creditor thereof.

Consumer Financial Protection. The Bank is subject to a number of federal and state consumer protection laws that extensively govern its relationship with its customers. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Service Members Civil Relief Act and these laws' respective state-law counterparts, as well as state usury laws and laws regarding unfair and deceptive acts and practices. These and other federal laws, among other things, require disclosures of the cost of credit and terms of deposit accounts, provide substantive consumer rights, prohibit discrimination in credit transactions, regulate the use of credit report information, provide financial privacy protections, prohibit unfair, deceptive and abusive practices, restrict the Bank's ability to raise interest rates and subject the Bank to substantial regulatory oversight. Violations of applicable consumer protection laws can result in significant potential liability from litigation brought by customers, including actual damages, restitution and attorneys' fees. Federal bank regulators, the CFPB, state attorneys general and state and local consumer protection agencies may also seek to enforce consumer protection requirements and obtain these and other remedies, including regulatory sanctions, customer rescission rights and civil money penalties in each jurisdiction in which the Bank operates. Failure to comply with consumer protection requirements may also result in the Bank's failure to obtain any required regulatory approval for merger or other acquisition transactions the Bank may wish to pursue or its prohibition from engaging in such transactions even if approval is not required.

The Dodd-Frank Act established the CFPB, which has supervisory, examination and enforcement authority over depository institutions with total assets of $10 billion or greater and other providers of consumer financial products or services such as the Bank. The CFPB has broad rulemaking authority for a wide range of federal consumer financial laws, including, among other things, the authority to prohibit "unfair, deceptive or abusive" acts and practices. The CFPB can issue cease-and-desist orders against banks and other entities that violate federal consumer financial laws and may also institute a civil action against an entity in violation of federal consumer financial laws in order to impose a civil penalty or injunction.

In October 2024, the CFPB issued a final rule that requires a provider of payment accounts or products, such as a bank, to make data available to consumers free upon request regarding the products or services they obtain from the provider. Any such data provider is also required to make such data available to third parties, with the consumer's express authorization and through an interface that satisfies formatting, performance and security standards, for the purpose of such third parties providing the consumer with financial products or services requested by the consumer. Data is required to be made available under the rule includes transaction information, account balance, account and routing numbers, terms and conditions, upcoming bill information, and certain account verification data. The final rule is intended to give consumers control over their financial data, including with whom it is shared, and encourage competition in the provision of consumer financial products or services. Banks with over $10 billion and less than $250 billion in total assets, such as the Bank, must comply with the new requirements by April 1, 2027.

In December 2024, the CFPB issued a final rule that, among other things, amends Regulation Z (otherwise known as the "Truth In Lending Act") and impacts extensions of overdraft credit offered by financial institutions with more than $10 billion in assets. The final rule defines overdraft credit as generally including consumer credit extended by a financial institution to pay a transaction from a checking or other transaction account (other than a prepaid account) held at the financial institution when the consumer has insufficient or unavailable funds in that account. The final rule requires that extensions of overdraft credit adhere to consumer protections required of similarly situated products, unless the overdraft fee is at or below the institution's costs and losses as determined by (1) calculating its own costs and losses using a standard set forth in the rule; or (2) relying on a benchmark flat fee of five dollars. An overdraft that incurs charges that exceed costs and losses will become a covered overdraft credit and subject to Regulation Z which requires that lenders disclose borrowing costs, interest rates and fees upfront and in clear language so consumers can understand all the terms and make informed decisions. Furthermore, covered overdraft credit extensions must be put in a credit account and may not be structured as a negative balance on a checking or other transaction account. The provisions of the final rule become effective on October 1, 2025.

Customer Information Security. The federal banking agencies have adopted guidelines for safeguarding confidential, personal, nonpublic customer information. These guidelines require each financial institution, under the supervision and ongoing oversight of its board of directors or an appropriate committee thereof, to create, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, protect against any anticipated threats or hazard to the security or integrity of such information and protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. The Bank has adopted a customer information security program to comply with these requirements.

Deposit Insurance Assessments. The deposits of the Bank are insured up to applicable limits by the DIF, and the Bank must pay deposit insurance assessments to the FDIC for such deposit insurance protection. A depository institution's DIF assessment is calculated by multiplying its assessment rate by the assessment base, which is defined as the average consolidated total assets less the average tangible equity of the depository institution. The initial base assessment rate is based on its capital level and CAMELS ratings, certain financial measures to assess an institution's ability to withstand asset related stress and funding related stress and, in some cases, additional discretionary adjustments by the FDIC to reflect additional risk factors.

In October 2022, the FDIC adopted a final rule to increase the initial base deposit insurance assessment rate schedules uniformly by 2 basis points beginning with the first quarterly assessment period of 2023. The increased assessment is intended to increase the likelihood that the DIF reserve ratio would reach the statutory minimum of 1.35% by the statutory deadline prescribed under the FDIC's amended restoration plan.

In November 2023, the FDIC adopted a final rule to implement a special assessment to recover the losses to the DIF associated with several bank failures that occurred during early 2023. The assessment base for the special assessment was equal to estimated uninsured deposits reported as of December 31, 2022, adjusted to exclude the first $5 billion, to be collected at a quarterly rate of approximately 3.36 basis points for an anticipated total of eight quarterly assessment periods, beginning in the first quarter of 2024. Under the final rule, the estimated loss pursuant to the systemic risk determination will be periodically adjusted, and the FDIC has retained the ability to cease collection early, extend the special assessment collection period and impose a final shortfall special assessment on a one-time basis. The extent to which any additional future assessments will impact the Company's future deposit insurance expense is currently uncertain.

Interchange Fees. Under the Durbin Amendment to the Dodd-Frank Act, the Federal Reserve Board adopted rules establishing standards for assessing whether the interchange fees that may be charged with respect to certain electronic debit transactions are "reasonable and proportional" to the costs incurred by issuers for processing such transactions. Interchange fees, or "swipe" fees, are charges that merchants pay to the Bank and other card-issuing banks for processing electronic payment transactions. Federal Reserve Board rules applicable to financial institutions that have assets of $10 billion or more provide that the maximum permissible interchange fee for an electronic debit transaction is the sum of 21 cents per transaction and 5 basis points multiplied by the value of the transaction. An upward adjustment of no more than 1 cent to an issuer's debit card interchange fee is allowed if the card issuer develops and implements policies and procedures reasonably designed to achieve certain fraud-prevention standards. The Federal Reserve Board also has rules governing routing and exclusivity that require issuers to offer at least two unaffiliated networks for routing transactions on each debit or prepaid product. On October 25, 2023, the Federal Reserve Board issued a proposal under which the maximum permissible interchange fee for an electronic debit transaction would be the sum of 14.4 cents per transaction and 4 basis points multiplied by the value of the transaction. Furthermore, the fraud-prevention adjustment would increase from a maximum of 1 cent to 1.3 cents per debit card transaction. The proposal would adopt an approach for future adjustments to the interchange fee cap, which would occur every other year based on issuer cost data gathered by the Federal Reserve Board from large debit card issuers. The extent to which any such proposed changes in permissible interchange fees will impact the Company's future revenue is uncertain.

Concentrated Commercial Real Estate Lending. The federal banking agencies, including the FDIC, have promulgated guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that a bank has a concentration in commercial real estate lending if (1) total reported loans for construction, land development and other land represent 100% or more of total capital or (2) total reported loans secured by multifamily and non-farm residential properties and loans for construction, land development and other land represent 300% or more of total capital and the bank's commercial real estate loan portfolio has increased 50% or more during the prior 36 months. Owner occupied loans are excluded from this second category. If a concentration is present, management must employ heightened risk management practices that address the following key elements: board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending.

Community Reinvestment Act. The Community Reinvestment Act of 1977 ("CRA") and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their communities, including low and moderate income neighborhoods, consistent with the safe and sound operations of the banks. These regulations also provide for regulatory assessment of a bank's CRA record when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. The Financial Institutions Reform, Recovery, and Enforcement Act ("FIRREA") requires federal banking agencies to make public a rating of a bank's performance under the CRA. In the case of a financial holding company or a bank holding company, the CRA performance records of the banks involved in the transaction are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction.

On October 24, 2023, the Office of the Comptroller of the Currency ("OCC"), Federal Reserve Board, and FDIC issued a final rule to modernize their respective CRA regulations. The revised rules substantially alter the methodology for assessing compliance with the CRA, with material aspects taking effect January 1, 2026, and revised data reporting requirements taking effect January 1, 2027. Among other things, the revised rules evaluate lending outside traditional assessment areas generated by the growth of non-branch delivery systems, such as online and mobile banking, apply a metrics-based benchmarking approach to assessment, and clarify eligible CRA activities. As of December 31, 2024, the revised CRA regulations have been subject to an injunction since March 29, 2024.

Anti-Money Laundering and Anti-Terrorism Legislation. A major focus of governmental policy on financial institutions has been aimed at combating money laundering and terrorist financing. The U.S. Bank Secrecy Act ("BSA") and the USA PATRIOT Act of 2001 (the "USA Patriot Act") require financial institutions to develop programs to prevent them from being used for, and to detect and deter, money laundering, terrorist financing, and other illegal activities. The USA Patriot Act substantially broadened the scope of United States anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The United States Treasury Department has issued, and in some cases proposed, a number of regulations that apply various requirements of the USA Patriot Act to financial institutions. These regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. The regulations also impose specific due diligence requirements on financial institutions that maintain correspondent or private banking relationships with non-U.S. financial institutions or persons. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious financial, legal and reputational consequences for the institution and could block or substantially delay a merger or other acquisition transaction.

Office of Foreign Assets Control Regulation. The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These are typically known as the "OFAC" rules based on their administration by the U.S. Treasury Department Office of Foreign Assets Control ("OFAC"). The OFAC-administered sanctions targeting countries take many different forms. Generally, however, they contain one or more of the following elements: (1) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on "U.S. persons" engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (2) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious financial, legal and reputational consequences, including substantial delay or blocking of a merger or other acquisition transaction.

Cybersecurity. The federal banking regulators regularly issue new guidance and standards, and update existing guidance and standards, regarding cybersecurity intended to enhance cyber risk management among financial institutions. Financial institutions are expected to comply with such guidance and standards and to accordingly develop appropriate security controls and risk management processes. If the Company fails to observe such regulatory guidance or standards, the Company could be subject to various regulatory sanctions, including financial penalties.

Banking organizations are required to notify their primary banking regulator within 36 hours of determining that a "computer-security incident" has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, the banking organization's ability to carry out banking operations or deliver banking products and services to a material portion of its customer base, its businesses and operations that would result in material loss, or its operations that would impact the stability of the United States. In 2023, the SEC issued a final rule that requires disclosure of material cybersecurity incidents, as well as cybersecurity risk management, strategy, and governance. Under this rule, banking organizations that are SEC registrants must generally disclose information about a material cybersecurity incident within four business days of determining it is material, with periodic updates as to the status of the incident in subsequent filings as necessary.

State regulators have also been increasingly active in implementing privacy and cybersecurity standards and regulations. Recently, several states have adopted regulations requiring certain financial institutions to implement cybersecurity programs, and many states, including Texas, have also recently implemented or modified their data breach notification, information security and data privacy requirements. The Company expects this trend of state-level activity in those areas to continue and are continually monitoring developments in the states in which its customers are located.

Risks and exposures related to cybersecurity attacks, including litigation and enforcement risks, are expected to be elevated for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of Internet banking, mobile banking and other technology-based products and services by the Company and its customers.

Legislative and Regulatory Initiatives

From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment of the Company in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. The Company cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on the financial condition or results of operations of the Company. A change in statutes, regulations or regulatory policies applicable to the Company or the Bank could have a material effect on the Company's business, financial condition and results of operations.

Effect on Economic Environment

The policies of regulatory authorities, including the monetary policy of the Federal Reserve Board, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve Board to affect the money supply are open market operations in U.S. government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits; and their use may affect interest rates charged on loans or paid for deposits.

Federal Reserve Board monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of the Company and its subsidiaries cannot be predicted.

ITEM 1A. RISK FACTORS

An investment in the Company's common stock involves risks. The following is a description of the material risks and uncertainties that the Company believes affect its business and an investment in the common stock. Additional risks and uncertainties that the Company is unaware of, or that it currently deems immaterial, also may become important factors that affect the Company and its business. If any of the risks described in this Annual Report on Form 10-K were to occur, the Company's financial condition, results of operations and cash flows could be materially and adversely affected. If this were to happen, the value of the common stock could decline significantly and all or part of an investment could be lost.

Risks Associated with the Company's Business

Interest Rate Risks

The Company's business is subject to interest rate risk, and fluctuations in interest rates may adversely affect its financial condition and results of operations.

The majority of the Company's assets are monetary in nature, and, as a result, the Company is subject to significant risk from changes in interest rates. Changes in interest rates can impact the Company's net interest income as well as the valuation of its assets and liabilities. The Company's earnings are significantly dependent on its net interest income. Net interest income is the difference between the interest income earned on loans, investments and other interest-earning assets and the interest expense paid on deposits, borrowings and other interest-bearing liabilities.

Interest rates are highly sensitive to many factors that are beyond the Company's control, including general economic conditions, inflationary trends, changes in government spending and debt issuances and policies of various governmental and regulatory agencies and, in particular, the Federal Open Market Committee. Changes in monetary policy, including changes in interest rates, could influence the interest the Company receives on loans and securities and the amount of interest it pays on deposits and borrowings, and could also affect (1) the Company's ability to originate loans, such as decreased demand due to higher interest rates, and obtain deposits, (2) the fair value of the Company's financial assets and liabilities and (3) the average duration of the Company's mortgage-backed securities portfolio. Beginning early in 2022, in response to growing signs of inflation, the Federal Reserve Board increased interest rates rapidly; however, interest rates have begun to decrease following three cuts to the Federal Funds rate by the Federal Reserve Board in 2024 in response to declining inflation. Although the inflationary outlook in the United States has improved, it remains above the Federal Reserve Board's target and the Federal Reserve Board may take further actions to mitigate inflationary pressures.

Rapid changes in interest rates may make it difficult for the Company to balance its loan and deposit portfolios. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, the Company's net interest income, and therefore earnings, could be adversely affected. Earnings also could be adversely affected if the interest rates received on loans and other investments decrease more quickly than the interest rates paid on deposits and other borrowings. Decreasing interest rates reduces the Company's yield on its variable rate loans and on its new loans, which reduces its net interest income. In addition, lower interest rates may reduce the Company's realized yields on investment securities which would reduce its net interest income and cause downward pressure on net interest margin in future periods. Further, the Company's assets and liabilities may react differently to changes in overall market rates or conditions because there may be mismatches between the repricing or maturity characteristics of the assets and liabilities. Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company is unable to predict changes in interest rates, which are affected by factors beyond its control, including inflation, deflation, recession, unemployment, money supply, and other changes in financial markets.

Credit and Lending Risks

The Company's business depends on its ability to successfully manage credit risk.

The Company's business depends on its ability to successfully measure and manage credit risk. As a lender, the Company is exposed to the risk that the principal of, or interest on, a loan will not be repaid timely or at all or that the value of any collateral supporting a loan will be insufficient to cover the Company's outstanding exposure. In addition, the Company is exposed to risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual loans and borrowers. The creditworthiness of a borrower is affected by many factors including local market conditions and general economic conditions. If the overall economic climate in the United States, generally, or the Company's market areas, specifically, experiences material disruption, the Company's borrowers may experience difficulties in repaying their loans, the collateral the Company holds may decrease in value or become illiquid, and the level of nonperforming loans, charge-offs and delinquencies could rise and require significant additional provisions for credit losses. Additional factors related to the credit quality of commercial loans include the quality of the management of the business and the borrower's ability to properly evaluate changes in the supply and demand characteristics affecting their market for products and services, to evaluate regulatory changes affecting their products and services, such as climate change regulation, and to effectively respond to those changes. Additional factors related to the credit quality of commercial real estate loans include tenant vacancy rates and the quality of management of the property.

In addition, financial markets and global supply chains may be adversely affected by the current or anticipated impact of military conflict, including conflicts in Ukraine and the Middle East, terrorism or other geopolitical events. Current economic conditions are significantly affected by elevated interest rates and levels of inflation. Continuing inflationary pressures in 2025 could lead to increased costs to the Company's customers, making it more difficult for them to repay their loans or other obligations, which would increase the Company's credit risk.

Despite recent interest rate cuts, any future need to increase rates to address persistent or renewed inflationary pressures could increase borrowing costs for customers, potentially leading to reduced loan demand, increased credit risk, and weakened asset values in the Company's lending portfolio. Changes in trade policies by the United States or other countries, such as tariffs or retaliatory tariffs, may cause inflation which could impact the prices of products sold by the Company's borrowers and have the potential to reduce demand for their products impacting their profitability and making it difficult for borrowers to repay their loans. Further, evolving responses from federal and state governments and other regulators, and the Company's customers or vendors, to new challenges such as climate change have impacted and could continue to impact the economic and political conditions under which the Company operates, which could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's risk management practices, such as monitoring the concentration of the Company's loans within specific industries and the Company's credit approval, review and administrative practices, may not adequately reduce credit risk, and the Company's credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio. Many of the Company's loans are made to businesses that are less able to withstand competitive, economic and financial pressures than larger borrowers. Consequently, the Company may have significant exposure if any of these borrowers becomes unable to pay their loan obligations as a result of economic or market conditions, or personal circumstances, such as divorce or death. A failure to effectively measure and limit the credit risk associated with the Company's loan portfolio may result in loan defaults, foreclosures and additional charge-offs, and may require the Company to significantly increase its allowance for credit losses, each of which could adversely affect the Company's net income. As a result, the Company's inability to successfully manage credit risk could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's allowance for credit losses may not be sufficient to cover actual credit losses, which could adversely affect its earnings.

As a lender, the Company is exposed to the risk that its loan customers may not repay their loans according to the terms of these loans and the collateral securing the payment of these loans may be insufficient to fully compensate the Company for the outstanding balance of the loan plus the costs to dispose of the collateral. The Company maintains an allowance for credit losses in an attempt to cover estimated losses inherent in its loan portfolio. Additional credit losses could occur in the future and may occur at a rate greater than the Company has experienced to date. The determination of the appropriate level of the allowance inherently involves a high degree of subjectivity and requires the Company to make significant estimates of current credit risks, future trends and general economic conditions, including inflation and recession, all of which may undergo material changes. If the Company's assumptions prove to be incorrect or if it experiences significant credit losses in future periods, its current allowance may not be sufficient to cover actual credit losses and adjustments may be necessary to allow for different economic conditions or adverse developments in its loan portfolio. A material addition to the allowance could cause net income, and possibly capital, to decrease.

In addition, federal and state regulators periodically review the Company's allowance for credit losses and may require the Company to increase its provision for credit losses or recognize further charge-offs, based on judgments different than those of the Company's management. An increase in the Company's allowance for credit losses or charge-offs as required by these regulatory agencies could have a material adverse effect on the Company's operating results and financial condition.

The Company's profitability depends significantly on local economic conditions.

The Company's success depends primarily on the general economic conditions of the primary markets in Texas and Oklahoma in which it operates and where its loans are concentrated. The local economic conditions in Texas and Oklahoma have a significant impact on the Company's commercial, real estate and construction, land development and other land loans; the ability of its borrowers to repay their loans; and the value of the collateral securing these loans. Accordingly, if the population or income growth in the Company's market areas is slower than projected, income levels, deposits and housing starts could be adversely affected and could result in a reduction of the Company's expansion, growth and profitability. In addition, due to the large number of oil and gas companies in the Company's market areas, the volatility in oil prices may negatively impact economic conditions in these areas. If the Company's market areas experience a downturn or a recession for a prolonged period of time, the Company could experience significant increases in nonperforming loans, which could lead to operating losses, impaired liquidity and eroding capital. A significant decline in general economic conditions, inflation, an increase or decline in commodity prices, recession, weather extremes, acts of terrorism, outbreaks of hostilities or other international or domestic calamities, unemployment or other factors could impact these local economic conditions and could negatively affect the Company's financial condition, results of operations and cash flows.

The Company's dependence on loans secured by real estate subjects it to risks relating to fluctuations in the real estate market that could adversely affect its financial condition, results of operations and cash flows.

Approximately 80.5% of the Company's total loans as of December 31, 2024 consisted of loans included in the real estate loan portfolio, with 29.3% in commercial real estate (including farmland and multifamily residential), 38.3% in residential real estate (including home equity) and 12.9% in construction, land development and other land loans. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. The market value for real estate can fluctuate significantly over a relatively short period as a result of conditions in the Company's primary market areas, due to economic downturns, changes in the economic health of industries heavily concentrated in a particular market area, housing supply, or changes in market interest rates. A weakening of the real estate market in the Company's primary market areas could have an adverse effect on the demand for new loans, the ability of borrowers to repay outstanding loans, the value of real estate and other collateral securing the loans and the value of real estate owned by the Company. If real estate values decline, it is also more likely that the Company would be required to increase its allowance for credit losses, which could adversely affect its financial condition, results of operations and cash flows.

The Company's commercial real estate and commercial loans expose it to increased credit risks, and these risks will increase if the Company succeeds in increasing these types of loans.

The Company has emphasized both new and existing loan products, focusing on managing its commercial real estate (including farmland and multifamily residential) and commercial loan portfolios, and intends to continue to increase its lending activities and acquire loans in possible future acquisitions. As a result, commercial real estate and commercial loans as a proportion of its portfolio could increase. As of December 31, 2024, commercial real estate (including farmland and multifamily residential) and commercial loans comprised approximately 40.6% of the Company's loan portfolio. In general, commercial real estate loans and commercial loans pose greater credit risks than do owner-occupied residential real estate loans. These types of loans are also typically larger than residential real estate loans. Accordingly, the deterioration of one or several of these loans could cause a significant increase in nonperforming loans, which could result in a loss of earnings from these loans and an increase in the provision for credit losses and net charge-offs.

The Company makes both secured and some unsecured commercial loans. Unsecured loans generally involve a higher degree of risk of loss than do secured loans because, without collateral, repayment is wholly dependent upon the success of the borrowers' businesses. Secured commercial loans are generally collateralized by accounts receivable, inventory, equipment or other assets owned by the borrower and include a personal guaranty of the business owner. Compared to real estate, that type of collateral is more difficult to monitor, its value is harder to ascertain, it may depreciate more rapidly and it may not be as readily saleable if repossessed. Further, commercial loans generally will be serviced primarily from the operation of the business, which may not be successful, while commercial real estate loans generally will be serviced from income on the properties securing the loans. As the Company's various commercial loan portfolios increase, the corresponding risks and potential for losses from these loans will also increase.

The Company may be adversely affected by weaknesses in the commercial real estate market.

As of December 31, 2024, commercial real estate loans (including multifamily residential and excluding farmland) comprised approximately 26.2% of the Company's loan portfolio. Commercial real estate loans generally involve a greater degree of credit risk than residential real estate loans because they typically have larger balances and are more affected by adverse conditions in the economy. Because payments on loans secured by commercial real estate often depend upon the successful operation and management of the properties and the businesses which operate from within them, repayment of such loans may be affected by factors outside the borrower's control, such as adverse conditions in the real estate market or the economy or changes in government regulations. Commercial real estate markets have been impacted by the economic disruptions caused by the COVID-19 pandemic. The pandemic has also been a catalyst for the evolution of various remote work options that could have an adverse effect on the long-term performance of some types of office properties within the Company's commercial real estate portfolio. A failure by the Company to have adequate risk management policies, procedures and controls could adversely affect the Company's ability to increase this portfolio going forward and could result in an increased rate of delinquencies in, and increased losses from, this portfolio, which, accordingly, could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's Warehouse Purchase Program balances can fluctuate widely.

Because Warehouse Purchase Program balances are contingent upon residential mortgage lending activity, changes in the residential real estate market nationwide can lead to wide fluctuations of balances in this product, materially impacting both interest and non-interest income. Additionally, Warehouse Purchase Program period-end balances are generally higher than the average balance during the period due to increased mortgage activity that occurs at the end of a month, which can significantly impact the Company's reported capital ratios.

The Company's loan portfolio, and specifically its energy lending portfolio, could be adversely affected by declines in the prices of oil and natural gas, as well as other factors.

As of December 31, 2024, funded commitments to oil and gas production and service companies represented 2.5% of total loans, excluding Warehouse Purchase Program loans. Further, energy production and related industries represent a large part of the economies in many of the Company's market areas. The energy industry and market prices for oil and gas have historically been cyclical. Global wars, military conflicts, terrorism, governmental and social responses to environmental issues and climate change, or other geopolitical events as well as actions by members of the Organization of Petroleum Exporting Countries can impact global crude oil and gas production levels and lead to significant volatility in global oil and gas supplies and market prices. Prolonged periods of low oil and gas commodity prices could negatively impact the Company's borrowers' ability to pay, particularly those that utilize higher-cost production technologies such as hydraulic fracking and horizontal drilling, as well as oilfield service providers, energy equipment manufacturers and transportation suppliers, among others. Future oil price volatility could have negative impacts on the U.S. economy, in particular, the economies of energy-dominant states such as Texas, and the Company's borrowers and customers. Such negative impacts could result in an increased rate of loan delinquencies and credit losses which, accordingly, could have a material adverse effect on the Company's business, financial condition and results of operations.

The economy in Texas as a whole could be negatively impacted if there are a high number of jobs lost related to a decline in oil production in the state, or if the impact of lower oil prices negatively affects other industries. A decline in the Texas economy related to oil production decline could impact the Company's loan portfolios outside of the energy portfolio, if borrowers experience unemployment or loss of income and are unable to make payments on their loans.

The Company is subject to losses resulting from fraudulent and negligent acts on the part of loan applicants, correspondents or other third parties.

The Company relies heavily upon information supplied by third parties, including the information contained in credit applications, property appraisals, title information, equipment pricing and valuation and employment and income documentation, in deciding which loans the Company will originate, as well as the terms of those loans. If any of the information upon which the Company relies is misrepresented, either fraudulently or inadvertently, and the misrepresentation is not detected prior to asset funding, the value of the asset may be significantly lower than expected, or the Company may fund a loan that it would not have funded or on terms it would not have extended. Whether a misrepresentation is made by the applicant or another third-party, the Company generally bears the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsellable or subject to repurchase if it is sold prior to detection of the misrepresentation. The sources of the misrepresentations are often difficult to locate, and it is often difficult to recover any of the monetary losses the Company may suffer. The Company believes it has underwriting and operational controls in place to prevent or detect such fraud, but these controls may not be effective in detecting fraud and the Company could experience fraud losses or incur costs or other damage related to such fraud, at levels that adversely affect financial results or reputation. The Company's lending customers may also experience fraud in their businesses which could adversely affect their ability to repay their loans or make use of services. The Company's and its customers' exposure to fraud may increase the Company's financial risk and reputation risk as it may result in unexpected loan losses that exceed those that have been provided for in the allowance for credit losses. Some level of fraud loss is unavoidable, and the risk of loss cannot be eliminated.

The Company is subject to environmental liability risk associated with lending activities.

A significant portion of the Company's loan portfolio is secured by real property. During the ordinary course of business, the Company may foreclose on and take title to properties securing certain loans, and there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, the Company may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require the Company to incur substantial expenses and may materially reduce the affected property's value or limit the Company's ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase the Company's exposure to environmental liability. Although the Company has policies and procedures to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on the Company's financial condition and results of operations.

Liquidity Risks

Liquidity risk could impair the Company's ability to fund operations and jeopardize its financial condition.

Liquidity is essential to the Company's business, and it monitors and manages its liquidity daily. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on the Company's liquidity. The Company's access to funding sources in amounts adequate to finance its activities or on terms which are acceptable to it could be impaired by factors that affect the Company specifically or the financial services industry or economy in general. Factors that could detrimentally impact the Company's access to liquidity sources include a decrease in the level of its business activity as a result of a downturn in the markets in which its loans are concentrated or adverse regulatory action against it. The Company's ability to borrow could also be impaired by factors that are not specific to it, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry and deterioration in credit markets.

The Company relies on customer deposits as a significant source of funding, and its deposits may decrease in the future.

The Company relies on customer deposits as a significant source of funding. Competition among U.S. banks for customer deposits is intense, may increase the cost of deposits or prevent new deposits, and may otherwise negatively affect the Company's ability to grow its deposit base. The Company's deposit accounts may decrease in the future, and any such decrease could have an adverse impact on the Company's sources of funding, which impact could be material. Any changes the Company makes to the rates offered on its deposit products to remain competitive with other financial institutions may adversely affect its profitability and liquidity. The demand for the deposit products the Company offers may also decline due to a variety of factors such as demographic patterns, changes in customer preferences, changes in interest rates, payment of interest on demand deposits by other financial institutions, reductions in consumers' disposable income, regulatory actions that decrease customer access to particular products or the availability of competing products, including from new financial technology competitors or competitors that provide customers with alternate investment options.

Negative developments affecting the banking industry, and resulting media coverage, have eroded customer confidence in the banking system.

Any future bank failures like those experienced in 2023 or similar events may negatively impact customer confidence in the safety and soundness of regional banks and may generate market volatility among publicly traded bank holding companies and, in particular, regional banking organizations like the Company. As a result, customers may choose to maintain deposits with larger financial institutions or invest in higher yielding short-term fixed income securities, all of which could materially adversely impact the Company's liquidity, loan funding capacity, net interest margin, capital and results of operations. While the Department of the Treasury, the Federal Reserve Board, and the FDIC historically have taken action to ensure that depositors of failed banks had access to their deposits, including uninsured deposit accounts, there is no guarantee that regional bank failures or bank runs will not occur in the future and, if they were to occur, they may have a material and adverse impact on customer and investor confidence in regional banks negatively impacting the Company's liquidity, capital, results of operations and stock price.

The Company may need to raise additional capital in the future and such capital may not be available when needed on acceptable terms or at all.

The Company may need to raise additional capital in the future to provide it with sufficient capital resources and liquidity to meet regulatory capital requirements or its commitments and business needs. In addition, the Company may elect to raise additional capital to support its business or to finance acquisitions, if any. If needed, the Company's ability to raise additional capital will depend on many things, including conditions in the capital markets at that time, which are outside its control, and its financial performance.

Such capital may not be available to the Company on acceptable terms or at all. Any occurrence that may limit the Company's access to the capital markets, such as a decline in the confidence of investors, depositors of the Bank or counterparties participating in the capital markets, may adversely affect the Company's capital costs and its ability to raise capital and, in turn, its liquidity. Moreover, if the Company needs to raise capital in the future, it may have to do so when many other financial institutions are also seeking to raise capital and would have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a material adverse effect on the Company's business, financial condition and results of operations.

The fair value of the Company's investment securities can fluctuate due to factors outside of its control.

Factors beyond the Company's control can significantly influence the fair value of securities in its investment portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by the issuer or with respect to the underlying securities, and changes in market interest rates and continued instability in the capital markets. Any of these factors, among others, could cause an increase in the amount of the allowance for credit losses as it pertains to available for sale or held-to-maturity debt securities, which could have an adverse effect on the Company's business, results of operations, financial condition and future prospects. The process for determining if a security has a credit loss often requires complex, subjective judgments about whether there has been a significant deterioration in the financial condition of the issuer, whether management has the intent or ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value, the future financial performance and liquidity of the issuer and any collateral underlying the security, and other relevant factors.

Strategic Risks

If the Company is not able to continue its historical levels of growth, it may not be able to maintain its historical earnings trends.

To achieve its past levels of growth, the Company has focused on both internal growth and acquisitions. The Company may not be able to sustain its historical rate of growth or may not be able to grow at all in the future. More specifically, the Company may not be able to obtain the financing necessary to fund additional growth and may not be able to find suitable acquisition candidates. Various factors, such as economic conditions, competition and heightened regulatory scrutiny, may impede or prohibit the opening of new banking centers and the completion of acquisitions. Further, the Company may be unable to attract and retain experienced bankers, which could adversely affect its internal growth. If the Company is not able to continue its historical levels of growth, it may not be able to maintain its historical earnings trends.

If the Company is unable to manage its growth effectively, its operations and profitability could be negatively affected.

The Company faces a variety of risks and difficulties pursuing its growth strategy, including:

- finding suitable markets for expansion;

- finding suitable candidates for acquisition;

- attracting funding to support additional growth;

- maintaining asset quality;

- attracting and retaining qualified management;

- managing execution risks;

- maintaining adequate regulatory capital; and

- scaling technology platforms.

In addition, in order to manage its growth and maintain adequate information and reporting systems within its organization, the Company must identify, hire and retain additional qualified associates, particularly in the accounting and operational areas of its business.

If the Company does not manage its growth effectively, its business, financial condition, results of operations and future prospects could be negatively affected, and the Company may not be able to continue to implement its business strategy and successfully conduct its operations.

If the Company is unable to identify and acquire other financial institutions and successfully integrate its acquired businesses, its business and earnings may be negatively affected.

The market for acquisitions remains highly competitive, and the Company may be unable to find acquisition candidates in the future that fit its acquisition and growth strategy. To the extent that the Company is unable to find suitable acquisition candidates, an important component of its growth strategy may be lost. Additionally, the market for bank acquisitions was significantly and adversely impacted in 2023, by a number of factors, including:

- increased regulatory scrutiny;

- elevated interest rates;

- declining financial institution stock value

- lower fair market values of investment securities portfolios; and

- high-profile regional bank failures and the resulting effects therefrom.

Although most of these factors have either significantly subsided or no longer remain, to the extent these factors, or other factors outside of the Company's control, return, persist, or arise, the Company's ability to pursue and consummate acquisitions may be adversely impacted.

Acquisitions of financial institutions, such as the recent acquisitions of First Bancshares and Lone Star, involve operational risks and uncertainties. Acquired companies may have unforeseen liabilities, exposure to asset quality problems, key employee and customer retention problems and other problems that could negatively affect the Company's organization. The Company may not be able to complete future acquisitions; and, if completed, the Company may not be able to successfully integrate the operations, management, products and services of the entities that it acquires and eliminate redundancies. The integration process could result in the loss of key employees or disruption of the combined entity's ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect the Company's ability to maintain relationships with customers and employees or achieve the anticipated benefits of the transaction. The integration process may also require significant time and attention from the Company's management that they would otherwise direct at servicing existing business and developing new business. The Company's inability to find suitable acquisition candidates or failure to successfully integrate the entities it acquires into its existing operations may increase its operating costs significantly and adversely affect its business and earnings. Acquisitions may also result in potential dilution to existing shareholders of the Company's earnings per share if the Company issues common stock in connection with an acquisition.

Regulatory approvals for acquisitions may be delayed, impeded, or prohibited.

Acquisitions by financial institutions are subject to approval by a variety of federal and state regulatory agencies. If the Company fails to receive the appropriate regulatory approvals, it will not be able to consummate an acquisition that it believes is in the Company's best interests. Among other things, the Company's regulators consider its capital, liquidity, profitability, regulatory compliance, including with respect to anti-money laundering obligations, consumer protection laws and CRA obligations and levels of goodwill and intangibles when considering acquisition and expansion proposals. The process for obtaining these required regulatory approvals has become substantially more difficult in recent years and may become even more challenging following the review of the merger application process by the federal banking agencies and potentially the CFPB and the review of the competitive effects process by the Department of Justice. Regulatory approvals have been and could continue to be delayed, impeded, restrictively conditioned or denied due to existing or new regulatory issues the Company has, or may have, with regulatory agencies, including, without limitation, issues related to Bank Secrecy Act compliance, Community Reinvestment Act issues, fair lending laws, fair housing laws, consumer protection laws, unfair, deceptive, or abusive acts or practices regulations and other similar laws and regulations. The Company may fail to pursue, evaluate or complete strategic and competitively significant acquisition opportunities as a result of its inability, or perceived or anticipated inability, to obtain regulatory approvals in a timely manner, under reasonable conditions or at all. Difficulties associated with potential acquisitions that may result from these factors could have a material adverse effect on the Company's business, financial condition and results of operations.

If the goodwill that the Company recorded in connection with a business acquisition becomes impaired, it could require charges to earnings.

Goodwill represents the amount by which the acquisition cost exceeds the fair value of net assets the Company acquired in the purchase of another financial institution. The Company reviews goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate the carrying value of the asset might be impaired.

The Company determines impairment by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Any such adjustments are reflected in the Company's results of operations in the periods in which they become known. At December 31, 2024, the Company's goodwill totaled $3.50 billion. Although the Company has not recorded any such impairment charges since it initially recorded the goodwill, the Company's future evaluations of goodwill could result in findings of impairment and related write-downs, which may have a material adverse effect on its financial condition and results of operations.

Operational Risks

The Company's accounting estimates and risk management processes rely on analytical and forecasting models and tools that may prove to be inaccurate.

The processes the Company uses to estimate its expected credit losses and to measure the fair value of financial instruments, as well as the processes used to estimate the effects of changing interest rates and other market measures on the Company's financial condition and results of operations, depend upon the use of analytical and forecasting models and tools. These models and tools reflect assumptions that may not be accurate, particularly in times of market stress or other unforeseen circumstances. Even if these assumptions are accurate, the models and tools may prove to be inadequate or inaccurate because of other flaws in their design or their implementation. Any such failure in the Company's analytical or forecasting models and tools could have a material adverse effect on the Company's business, financial condition and results of operations.

An interruption in or breach in security of the Company's information systems may result in a loss of customer business and have an adverse effect on the Company's results of operations, financial condition and cash flows.

The Company relies heavily on communications and information systems to conduct its business and store sensitive data. Any failure, interruption or breach in security of these systems, whether caused by physical damage, internal or external threat actors, viruses or other malware, could jeopardize the security of information stored in and transmitted through the Company's computer systems and network infrastructure as well as result in failures or disruptions in the Company's customer relationship management, general ledger, deposits, servicing or loan origination systems. The amount of cyber insurance coverage that the Company maintains and expects would apply in the event of various breach scenarios may not be adequate in any particular case. In addition, cyber threat scenarios are inherently difficult to predict and can take many forms, some of which may not be covered under the Company's cyber insurance coverage. Security measures that the Company, with the help of third-party service providers, has implemented or intends to continue to implement to prevent damage from cyberattacks may not entirely mitigate these risks. In addition, increases in cyber threats and the sophistication of bad actors, advances in computer capabilities, new discoveries in the field of cryptography and/or artificial intelligence, or other developments could result in a compromise or breach of the programs and processes that the Company and its third-party service providers use to protect client transaction data. The Company's efforts to maintain the security and integrity of its information systems and its measures to manage the risks of a security breach or disruption may not be effective, and attempted security breaches or disruptions could be successful or damaging. Breaches also may occur as a result of remote working arrangements.

Breaches of the Company's or vendors' systems, thefts of data and other breaches and criminal activity may result in significant disruptions to the Company's operations, significant costs to respond or remediate losses, damage to the Company's customer relationships, regulatory scrutiny and enforcement, civil litigation and possible financial liability and/or loss of future business opportunities due to reputational damage, any of which could have a material adverse effect on the Company's results of operations, financial condition and cash flows. Even the most well-protected information, networks, systems and facilities remain potentially vulnerable because attempted security breaches, particularly cyber-attacks and intrusions, or disruptions will occur in the future, and because the techniques used in such attempts are rapidly and constantly evolving and generally are not recognized until launched against a target, in some cases are designed not to be detected and, in fact, may not be detected for a period of time or at all. Accordingly, the Company may be unable to anticipate or be prepared for these techniques or to implement adequate security barriers or other preventative measures, and thus it is not possible for the Company to entirely mitigate this risk. Data privacy laws also continue to evolve, with states increasingly proposing or enacting legislation that relates to data privacy and data protection. The Company may be required to incur additional expense to comply with these evolving regulations and could face penalties for violating any of these regulations.

The Company is subject to certain risks in connection with its use of technology.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. The Company's future success depends in part upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as create additional efficiencies in its operations. Many of the Company's competitors have substantially greater resources to invest in technological improvements. The Company may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers, which may negatively affect the Company's results of operations, financial condition and cash flows. The Company also may not succeed in anticipating its future technology needs, the technology demands of its customers, or the competitive landscape for technology. Further, as technology advances, the ability to initiate transactions and access data has become more widely distributed among mobile devices, personal computers, automated teller machines, remote deposit capture sites and similar access points. These technological advances increase cybersecurity risk. The Company's programs that are intended to prevent or limit the effects of cybersecurity risk may not be sufficient to eliminate all unauthorized transactions or unauthorized access to customer information. The financial, reputational and regulatory impact of unauthorized transactions or unauthorized access to customer information could be significant.

The Company's operations rely on external vendors, which may fail to provide adequate services.

The Company relies on certain external vendors to provide products and services necessary to maintain its day-to-day operations. These third parties provide key components of the Company's business operations such as data processing, recording and monitoring transactions, online banking interfaces and services, internet connections and network access, but the Company does not control their actions. Any complications caused by these third parties, including those resulting from disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher volumes, cyber-attacks and security breaches at a vendor, failure of a vendor to provide services for any reason or poor performance of services, could adversely affect the Company's ability to deliver products and services to its customers and otherwise conduct its business. Financial or operational difficulties of a third-party vendor could also hurt the Company's operations if those difficulties interfere with the vendor's ability to provide services. Furthermore, the Company's vendors could also be sources of operational and information security risk, including from breakdowns or failures of their own systems or capacity constraints, and reputational risk. Replacing these third-party vendors could also create significant delay and expense. Problems caused by external vendors could be disruptive to the Company's operations, which could have a material adverse impact on the Company's business and, in turn, the Company's financial condition and results of operations.

The Company's business may be adversely affected by consolidations of technology vendors.

The Company relies on certain external vendors for core products and services. Consolidations among core vendors may have the effect of decreasing price competition that may lead to higher vendor costs and may also increase systemic risk from vendors that could affect the Company's operations.

The Company's business may be adversely affected by security breaches at third parties.

The Company's customers interact with their own and other third-party systems, which pose operational risks to the Company. The Company may be adversely affected by data breaches at customers' service providers, aggregators, retailers and other third parties who maintain data relating to the Company's customers who obtain a service from the third party and that involve the theft of customer data, including the theft of customers' account data, debit card, credit card, wire transfer and other identifying and/or access information used to obtain the services of third parties. Despite third-party security risks that are beyond the Company's control, the Company offers its customers protection against fraud and attendant losses for unauthorized use. Offering such protection to customers exposes the Company to significant expenses and potential losses related to reimbursing the Company's customers for fraud losses, reissuing the compromised cards and increased monitoring for suspicious activity. If a data breach of considerable magnitude were to occur at one or more service providers, aggregators, retailers or another third party, the Company's business, financial condition and results of operations may be adversely affected.

The Company is subject to losses due to fraudulent and negligent acts.

Financial institutions are inherently exposed to fraud risk. Fraudulent activity can take many forms and has escalated as more tools for accessing financial services emerge, such as real-time payments. Fraud schemes are broad and continuously evolving. A fraud can be perpetrated by a customer of the Company, an employee, a vendor, or members of the general public. The Company is subject to fraud risk in connection with the origination of loans, ACH transactions, wire transactions, digital payments, ATM transactions, checking and other transactions. Although the Company seeks to mitigate fraud risk and losses through continued investment in systems, resources, and controls, the Company's efforts may not be effective in detecting fraud and the Company could experience fraud losses or incur costs or other damage related to such fraud, at levels that adversely affect its financial results or reputation.

The Company's risk management framework may not be effective in identifying, managing or mitigating risks and/or losses to it.

The Company has implemented a risk management framework to identify and manage its risk exposure, which is reviewed and overseen by the Company's Risk Committee. This framework consists of various processes, systems and strategies, and is designed to manage the types of risk to which the Company is subject, including, among others, credit, market, liquidity, operational, financial, interest rate, legal and regulatory, compliance, strategic, reputation, fiduciary and general economic risks. The Company's framework also includes financial or other modeling methodologies, which involves management assumptions and judgment. In addition, under this framework, the Company has developed a risk appetite statement to detail its risk tolerance levels at an enterprise-wide level. This risk management framework may not be effective under all circumstances, and it may not adequately identify, manage or mitigate all or any risk or loss to the Company. If this framework is not effective, the Company may be subject to potentially adverse regulatory consequences and could suffer unexpected losses and its financial condition or results of operations could be materially adversely affected.

The Company is subject to risk arising from the failure or circumvention of internal controls and procedures.

The Company's internal controls, including fraud detection and controls, disclosure controls and procedures, and corporate governance procedures are based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the controls and procedures are met. Any failure or circumvention of controls and procedures; failure to comply with regulations related to controls and procedures; or failure to comply with corporate governance procedures could have a material adverse effect on the Company's reputation, business, financial condition and results of operations, including subjecting the Company to litigation, regulatory fines, penalties or other sanctions. Furthermore, notwithstanding the proliferation of technology and technology-based risk and control systems, the Company's business ultimately relies on people as its greatest resource, and the Company is subject to the risk that they make mistakes or engage in violations of applicable policies, laws, rules or procedures that in the past have not, and in the future may not always be prevented by the Company's technological processes or by the controls and other procedures intended to prevent and detect such errors or violations. Human errors, malfeasance and other misconduct, even if promptly discovered and remediated, can result in reputational damage or legal risk and have a material adverse effect on the Company's business, financial condition and results of operations.

The use of new technologies, including artificial intelligence ("AI") and machine learning, may result in reputational harm, increased regulatory scrutiny and increased liability.

The banking industry is subject to rapid and significant technological change. To compete effectively, the Company and its third-party vendors may use new and evolving technologies, including AI and machine learning, to help improve its customer service and products and to automate certain business decisions or risk management practices. The Company's direct or indirect use of AI and machine learning is subject to risks that algorithms and datasets are flawed or may be insufficient or contain biased information. In addition, the models and processes relating to AI and machine learning are not always transparent, which could increase the risk of unintended deficiencies. These deficiencies could result in inaccurate and ineffective decisions, predictions or analysis, which could subject the Company to competitive harm, legal liability, increased regulatory scrutiny, reputational harm or other consequences that the Company may not be able to predict, any of which could negatively affect the Company's financial condition and results of operations.

Further, the legal and regulatory environment relating to AI is uncertain and rapidly evolving, both in the U.S. and internationally, and includes regulatory schemes targeted specifically at AI as well as provisions in intellectual property, privacy, consumer protection, employment, and other laws applicable to the use of AI. These evolving laws and regulations could require changes in the Company's implementation of AI technology and increase the Company's compliance costs and the risk of non-compliance.

Legal, Regulatory and Compliance Risks

The Company operates in a highly regulated environment and, as a result, is subject to extensive regulation and supervision.

The Company and the Bank are subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not the Company's shareholders. These regulations affect the Company's lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Any change in applicable regulations or federal or state legislation could have a substantial impact on the Company, the Bank and their respective operations.

The Dodd-Frank Act, enacted in July 2010, instituted major changes to the banking and financial institutions regulatory regimes in light of the performance of and government intervention in the financial services sector during the several years prior to the implementation of such Act. Additional legislation and regulations or regulatory policies and other changes in interpretation or implementation of statutes, regulations or policies, could significantly affect the Company's powers, authority and operations, or the powers, authority and operations of the Bank in substantial and unpredictable ways. Further, regulators have significant discretion and power to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of their supervisory and enforcement duties. Government authorities, including the bank regulatory agencies, are pursuing aggressive enforcement actions with respect to compliance and other legal matters involving financial activities, which heightens the risks associated with actual and perceived compliance failures. The exercise of this regulatory discretion and power could have a negative impact on the Company. Further, failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage. In some instances, directives issued to enforce such actions may be confidential and thus, in those instances, the Company would not be permitted to publicly disclose these actions. Any of the foregoing could have a material adverse effect on the Company's business, financial condition and results of operations. The Company could face increased scrutiny or be viewed as higher risk by regulators or investors, which could have a material adverse effect on the Company's business, financial condition, and results of operations.

The Company is subject to claims and litigation pertaining to intellectual property.

Banking and other financial services companies, such as the Company, rely on technology companies to provide information technology products and services necessary to support their day-to-day operations. Technology companies frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. Competitors of the Company, the Company's vendors, or other individuals or companies, have from time to time claimed to hold intellectual property sold to the Company by its vendors. Such claims may increase in the future as the financial services sector becomes more reliant on information technology vendors. The plaintiffs in these actions frequently seek injunctions and substantial damages.

Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. Such litigation is often expensive, time-consuming, disruptive to the Company's operations and distracting to management. If the Company were found to have infringed one or more patents or other intellectual property rights, it may be required to pay substantial damages or royalties to a third-party. In certain cases, the Company may consider entering into licensing agreements for disputed intellectual property, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses. If legal matters related to intellectual property claims were resolved against the Company or settled, the Company could be required to make payments in amounts that could have a material adverse effect on its business, financial condition and results of operations.

The Company is subject to claims and litigation pertaining to fiduciary responsibility.

From time to time, customers make claims and take legal action pertaining to the Company's performance of its fiduciary responsibilities. Whether customer claims and legal action related to the Company's performance of its fiduciary responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to the Company, they may result in significant financial liability, adversely affect the market perception of the Company and its products and services and/or impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's financial condition and results of operations may be adversely affected by changes in accounting policies, standards and interpretations.

The Financial Accounting Standards Board ("FASB") and other bodies that establish accounting standards periodically change the financial accounting and reporting standards governing the preparation of the Company's financial statements. Additionally, those bodies that establish and interpret the accounting standards (such as the FASB, SEC and banking regulators) may change prior interpretations or positions on how these standards should be applied. Changes resulting from these new standards may result in materially different financial results and may require that the Company changes how it processes, analyzes and reports financial information and that it changes financial reporting controls.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles ("GAAP"), including the accounting rules and regulations of the SEC and the FASB, requires management to make significant estimates and assumptions that impact the Company's financial statements by affecting the value of its assets or liabilities and results of operations. Some of the Company's accounting policies are critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain and because materially different amounts may be reported if different estimates or assumptions are used. If such estimates or assumptions underlying its financial statements are incorrect, the Company's financial condition and results of operations could be adversely affected.

Environmental, Social and Governance Risks

Severe weather, natural disasters and other adverse external climate events could significantly impact the Company's business and customers.

A significant portion of the Company's business is generated from markets that have been, and may continue to be, damaged by hurricanes, floods, tropical storms, tornadoes and other natural disasters and adverse weather, which may grow more severe and could have a significant impact on the Company's ability to conduct business. In addition, such events could affect the stability of the Company's deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause the Company to incur additional expenses. Furthermore, the occurrence of any such event in the future could have a material adverse effect on the Company's business, which, in turn, could have a material adverse effect on the Company's financial condition and results of operations.

Climate change could have a material negative impact on the Company and its customers.

The Company's business, as well as the operations and activities of its customers, could be negatively impacted by climate change. Climate change presents both immediate and long-term risks to the Company and its customers and these risks are expected to increase over time. These risks include (1) operational risk from the physical effects of climate events on the Company's facilities and other assets as well as those of customers; (2) credit risk from borrowers with significant exposure to climate risk; and (3) reputational risk from stakeholder concerns about the Company's practices related to climate change, the Company's carbon footprint and the Company's business relationships with customers who operate in carbon-intensive industries. The Company's business, reputation and ability to attract and retain employees may also be harmed if its response to climate change is perceived to be ineffective or insufficient.

Climate change exposes the Company to physical risk as its effects may lead to more frequent and more extreme weather events, such as prolonged droughts or flooding, tornadoes, hurricanes, wildfires and extreme seasonal weather; and longer-term shifts, such as increasing average temperatures, ozone depletion and rising sea levels. Such events and long-term shifts may damage, destroy or otherwise impact the value or productivity of the Company's properties and other assets; reduce the availability or increase the cost of insurance; and/or disrupt the Company's operations and other activities through prolonged outages. Such events and long-term shifts may also have a significant impact on the Company's customers, which could amplify credit risk by diminishing borrowers' repayment capacity or collateral values, and other businesses counterparties of the Company, which could have a broader impact on the economy, supply chains and distribution networks.

Climate change also exposes the Company to risks associated with the transition to a less carbon-dependent economy. These transition risks may result from changes in policies, laws and regulations, technologies, and/or market preferences to address climate change. Such changes could have a material adverse effect on the Company's business, results of operations, financial condition and/or reputation, in addition to having a similar impact on the Company's customers. The Company has customers who operate in carbon-intensive industries, such as the oil and gas industry, that are exposed to risks related to the transition to a less carbon-dependent economy, as well as customers who operate in low-carbon industries that may be subject to risks associated with new technologies.

Increasing scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to the Company's environmental, social and governance practices may impose additional costs on the Company or expose it to new or additional risks.

Banking regulators and supervisory authorities, investors and other stakeholders have increasingly viewed financial institutions as important in helping to address the risks related to climate change both directly and with respect to their customers, which may result in financial institutions coming under increased pressure regarding the disclosure and management of their climate risks and related lending and investment activities. Given that climate change could impose systemic risks upon the financial sector, either via disruptions in economic activity resulting from the physical impacts of climate change or changes in policies as the economy transitions to a less carbon-intensive environment, the Company faces regulatory risk of increasing focus on its resilience to climate-related risks, including in the context of stress testing for various climate stress scenarios. Ongoing legislative or regulatory uncertainties and changes regarding climate risk management and practices may result in higher regulatory, compliance, credit and reputational risks and costs.

Additionally, while investors and shareholder advocates continued to place emphasis on how corporations address Environmental, Social and Governance ("ESG") issues in their business strategy when making investment decisions and when developing their proxy recommendations, the Executive Orders issued by the President of the United States in early 2025 may impact the ESG initiatives of investors and the Company's decisions with respect to ESG. Regardless of the outcome, the Company could incur meaningful costs with respect to its ESG efforts and if such efforts are negatively perceived, the Company's reputation and stock price may suffer.

Risks Associated with the Company's Common Stock

The Company's corporate organizational documents and the provisions of Texas law to which it is subject may delay or prevent a change in control of the Company that a shareholder may favor.

The Company's amended and restated articles of incorporation and amended and restated bylaws contain various provisions which may delay, discourage or prevent an attempted acquisition or change of control of the Company. These provisions include:

- a Board of Directors classified into three classes of directors with the directors of each class having staggered three-year terms;

- a provision that any special meeting of the Company's shareholders may be called only by the chairman of the board and chief executive officer, the president, a majority of the Board of Directors or the holders of at least 50% of the Company's shares entitled to vote at the meeting; and

- a provision establishing certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered at an annual or special meeting of shareholders.

The Company's articles of incorporation provide for noncumulative voting for directors and authorize the Board of Directors to issue shares of its preferred stock without shareholder approval and upon such terms as the Board of Directors may determine. The issuance of the Company's preferred stock could have the effect of making it more difficult for a third-party to acquire, or of discouraging a third-party from acquiring, a controlling interest in the Company. In addition, certain provisions of Texas law, including a provision which restricts certain business combinations between a Texas corporation and certain affiliated shareholders, may delay, discourage or prevent an attempted acquisition or change in control of the Company.

There are restrictions on the Company's ability to pay dividends.

Holders of the Company's common stock are only entitled to receive such dividends as the Company's Board of Directors may declare out of funds legally available for such payments. Although the Company has historically declared cash dividends on its common stock, it is not required to do so and there can be no assurance that the Company will pay dividends in the future. Any declaration and payment of dividends on common stock will depend upon the Company's earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, the Company's ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by the Board of Directors.

The Company's principal source of funds to pay dividends on the shares of common stock is cash dividends that the Company receives from the Bank. Various banking laws applicable to the Bank limit the payment of dividends and other distributions by the Bank to the Company, and may therefore limit the Company's ability to pay dividends on its common stock.

There may be substantial fluctuations in the Company's stock price.

The trading price for the Company's common stock may fluctuate significantly in response to a variety of factors outside the Company's control, including, among other things:

- actual or anticipated variations in quarterly results of operations;

- changes in recommendations by securities analysts;

- failure to meet analysts' revenue or earnings estimates;

- changes in ratings from national rating agencies on the securities in the Company's investment portfolio;

- operating and stock price performance of other companies that investors deem comparable to the Company;

- news reports relating to trends, concerns and other issues in the financial services industry;

- perceptions in the marketplace regarding the Company and/or its competitors;

- new technology used, or services offered, by competitors;

- cybersecurity breaches;

- actions by institutional shareholders;

- significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors;

- failure to integrate acquisitions or realize anticipated benefits from acquisitions;

- changes in government regulations;

- geopolitical conditions such as acts or threats of terrorism or military conflicts, such as the wars in Ukraine and the Middle East;

- general market conditions, including real or anticipated changes in the strength of the Texas and Oklahoma economies; and

- industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, presidential and congressional elections, interest rate changes, oil price volatility or credit losses.

General Risks

Negative publicity could damage the Company's reputation and business.

Reputation risk, or the risk to earnings and capital from negative public opinion, is inherent in the Company's business. Negative public opinion could result from the Company's actual or alleged conduct in any number of activities, including lending practices, corporate governance, regulatory compliance, mergers and acquisitions, and public scrutiny related to environmental, social and governance issues, and disclosure, sharing or inadequate protection of customer information, and from actions taken by government regulators and community organizations in response to that conduct. Negative public opinion could also result from adverse news or publicity that impairs the reputation of the financial services industry generally. Negative public opinion could adversely affect the Company's ability to keep and attract customers and expose it to adverse legal and regulatory consequences.

Failure to compete effectively for customers could adversely affect the Company's growth and profitability, which could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company faces substantial competition in all areas of its operations from a variety of different competitors, many of which are larger and may have more financial resources. These competitors primarily include national, regional, and community banks within the various markets where the Company operates. The Company also faces competition from many other types of financial institutions, including savings and loans, credit unions, finance companies, brokerage firms, insurance companies, financial technology (fintech) companies and other financial intermediaries. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Also, technology and other changes have lowered barriers to entry and made it possible for non-banks to offer products and services functionally equivalent to those provided by banks. In addition, the emergence, adoption and evolution of new technologies that do not require intermediation, including distributed ledgers such as digital assets and blockchain, as well as advances in robotic process automation, could significantly affect the competition for financial services. The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. Further, many of the Company's competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than the Company can. Failure to compete effectively for deposit, loan and other banking customers in the Company's market areas could adversely affect the Company's growth and profitability, which, in turn, could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company may be adversely affected by the soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. The Company has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks and other institutional clients. Many of these transactions expose the Company to credit risk in the event of a default by a counterparty or client. In addition, the Company's credit risk may be exacerbated when the collateral held by the Company cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to the Company. Any such losses could have a material adverse effect on the Company's financial condition, results of operations and cash flows.

New lines of business or new products and services may subject the Company to additional risks.

From time to time, the Company may implement or acquire new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of the Company's system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on the Company's business, financial condition and results of operations.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Risk Management and Strategy

The Company's risk management program is designed to identify, assess, and mitigate risks across various areas and functions, including financial, operational, technological, regulatory, reputational, and legal. Cybersecurity is a critical component of the risk management program. The Company's information security program is designed to protect the security, availability, integrity, and confidentiality of its computer systems, networks, software and information assets, including customer and other sensitive data.

The structure of the Company's information security program is designed around the National Institute of Standards and Technology Cybersecurity Framework, regulatory guidance, and other industry standards. In addition, the Company leverages certain industry and government associations, third-party benchmarking, audits, and threat intelligence feeds to facilitate and promote program effectiveness. The Chief Information Security Officer (CISO), who reports directly to the Chief Risk Officer, and the Chief Information Officer (CIO), who reports directly to the Director of Corporate Strategy, along with key members of their teams, regularly collaborate with peer banks and industry groups to discuss cybersecurity trends, issues and best practices. The information security program is periodically reviewed with the goal of addressing changing threats and conditions.

The Company employs an in-depth, layered, defensive strategy that embraces a "secure by design" philosophy when designing new products, services, and technology. The Company leverages people, processes, and technology as part of its efforts to manage and maintain cybersecurity controls and employs a variety of preventative and detective tools designed to monitor, block, and provide alerts regarding suspicious activity. The Company also actively monitors its email gateways for malicious phishing email campaigns and monitors remote connections as a portion of its workforce has the option to work remotely.

The Company has established processes and systems designed to mitigate cyber risk, including regular and on-going education and training for employees, preparedness simulations and tabletop exercises, and recovery and resilience tests. It engages in regular assessments of its infrastructure, software systems, and network architecture, using internal cybersecurity experts and third-party specialists. The Company also maintains a third-party risk management program designed to identify, assess, and manage risks, including cybersecurity risks, associated with external service providers and its supply chain. The Company leverages internal and external auditors and independent external partners to periodically review its processes, systems, and controls, including with respect to its information security program, to assess their design and operating effectiveness and make recommendations to strengthen its risk management program.

The Company maintains an Information Security Incident Response Policy ("Incident Response Policy") and related procedures that provide a documented framework for responding to actual or potential cybersecurity incidents, including timely escalation of incidents to the Crisis Management Team and notification to the appropriate regulatory and governmental authorities. As needed, the notification may include the CEO and/or the Company's and Bank's Board of Directors. The Incident Response Policy and related procedures are coordinated through the Chief Risk Officer and key members of management, including but not limited to representatives from the information security, information technology and legal teams that are embedded into the procedures by design. The Incident Response Policy facilitates coordination across multiple parts of the organization and is evaluated at least annually.

To date, the Company has not experienced a cybersecurity incident that has materially impacted its business strategy, results of operations, or financial condition. Despite the Company's efforts, there can be no assurance that its cybersecurity risk management processes and measures described will be fully implemented, complied with, or effective in protecting its systems and information. The Company faces risks from certain cybersecurity threats that, if realized, are reasonably likely to materially affect its business strategy, results of operations or financial condition. See Item 1A. "Risk Factors" in this document for further discussion of the risks associated with an interruption or breach in the Company's information systems or infrastructure.

Governance

The Bank's Board of Directors is responsible for overseeing the risks associated with cybersecurity threats. The Strategic Technology Oversight Committee ("STOC") of the Board has primary responsibility for overseeing the technology program, including management's actions to identify, assess, mitigate, and remediate or prevent material cybersecurity issues and risks. The CISO and the CIO provide quarterly reports to the STOC regarding the information security and technology programs, key enterprise cybersecurity initiatives, and other matters relating to cybersecurity processes. The CISO also reports summaries of key issues, including significant cybersecurity and/or privacy incidents.

 In addition to the STOC, the management-level Operations Committee and the Enterprise Risk Management Committee ("ERM Committee") focus on and provide oversight of the information security program. The ERM Committee reviews and, as appropriate, approves the broad objectives, strategies and policies governing the Company's protection of data assets and information security framework. The ERM Committee additionally assesses the adequacy of information security practices and reports on cyber risk to the Risk Committee of the Company's Board of Directors. The Operations Committee is chaired by the Chief Operating Officer and includes the CISO, CIO and other key departmental managers from throughout the Company. This committee generally meets bi-weekly to discuss various operational strategy and issues, including information technology and information security policies, practices, controls, and mitigation and prevention efforts.

The CISO is accountable for managing the enterprise information security department and delivering the information security program. The responsibilities of the information security department include threat detection and prevention, cybersecurity risk assessment, a portion of defense operations, incident management, vulnerability assessment, threat intelligence, and third-party risk management. The department also provides security awareness training. The Company's information technology department works together with information security in defense operations and is responsible for business resilience, including identity management.

ITEM 2. PROPERTIES

As of December 31, 2024, the Company conducted business at 283 full-service banking centers. The Company's principal executive office is located at Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas. The Company also owns or leases other facilities in which its banking centers are located as listed below by geographical market area. The Company also owns or leases various corporate and operations offices. The expiration dates of the leases range from 2025 to 2032 and do not include renewal periods which may be available at the Company's option.

The following table sets forth specific information regarding the banking centers located in each of the Company's geographical market areas at December 31, 2024:

Geographical Area	Number of Banking Centers	Number of Leased Banking Centers	Deposits at December 31, 2024
			(dollars in thousands)
Bryan/College Station area	15	—	$ 1,627,833
Houston area	65	13	7,553,823
Central Texas area	31	2	2,153,902
Dallas/Fort Worth area	62	22	5,907,175
East Texas area	22	—	1,127,708
West Texas area	44	10	5,348,163
South Texas area	30	3	3,068,316
Central Oklahoma area	6	1	589,115
Tulsa Oklahoma area	8	2	1,005,303
	283	53	$ 28,381,338

ITEM 3. LEGAL PROCEEDINGS

The Company and the Bank are defendants, from time to time, in legal actions arising from transactions conducted in the ordinary course of business. The Company and the Bank believe, after consultations with legal counsel, that the ultimate liability, if any, arising from such actions will not have a material adverse effect on their financial statements.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock Information

The Company's common stock is listed on the New York Stock Exchange under the symbol "PB." As of February 24, 2025, there were 95,262,717 shares outstanding and 4,515 shareholders of record. The number of beneficial owners is unknown to the Company at this time.

Dividends

Holders of common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors out of funds legally available therefor. Although the Company has declared dividends on its common stock since 1994, and paid quarterly dividends aggregating $2.26 per share for 2024 and $2.21 per share for 2023, the Company could discontinue payment of dividends in the future. Future dividends on the common stock will depend upon the Company's earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, the Company's ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by the Board of Directors of the Company.

As a holding company, the Company is ultimately dependent upon its subsidiaries to provide funding for its operating expenses, debt service and dividends. Various banking laws applicable to the Bank limit the payment of dividends and other distributions by the Bank to the Company and may therefore limit the Company's ability to pay dividends on its common stock. Regulatory authorities could impose administratively stricter limitations on the ability of the Bank to pay dividends to the Company if such limits were deemed appropriate to preserve certain capital adequacy requirements.

In addition, the Federal Reserve Board has indicated that bank holding companies should carefully review their dividend policy in relation to the organization's overall asset quality, level of current and prospective earnings and level, composition and quality of capital. The guidance provides that the Company should inform and consult with the Federal Reserve Board prior to declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in an adverse change to the Company's capital structure.

The cash dividends declared per share by quarter (and paid on the first business day of the subsequent quarter) for the Company's last two fiscal years were as follows:

	2024	2023
Fourth Quarter	$ 0.58	$ 0.56
Third Quarter	0.56	0.55
Second Quarter	0.56	0.55
First Quarter	0.56	0.55

Recent Sales of Unregistered Securities

None.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of December 31, 2024 regarding the Company's equity compensation plan under which the Company's equity securities are authorized for issuance. As of December 31, 2024, the Company had shares of restricted stock outstanding under its 2020 Stock Incentive Plan, which was approved by the Company's shareholders:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	—	$ —	1,508,583 [1]
Equity compensation plans not approved by security holders	—	—	—
	—	$ —	1,508,583

(1) All of these awards are available under the Company's 2020 Stock Incentive Plan.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On January 16, 2024, the Company announced a stock repurchase program under which up to 5%, or approximately 4.7 million shares, of its outstanding common stock may be acquired over a one-year period expiring on January 16, 2025, at the discretion of management. Under the 2024 stock repurchase program, the Company repurchased approximately 1.2 million shares of its common stock at an average weighted price of $60.35 per share during the year ended December 31, 2024.

On January 21, 2025, the Company announced a stock repurchase program under which up to 5%, or approximately 4.8 million shares, of its outstanding common stock may be acquired over a one-year period expiring on January 21, 2026, at the discretion of management. Under the 2025 stock repurchase program, the Company may repurchase shares from time to time at prevailing market prices, through open-market purchases or privately negotiated transactions, depending upon market conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Share Repurchases" for additional information.

Insider Trading Arrangements and Policies

The Company has an insider trading policy governing the purchase, sale and other dispositions of the Company's securities that applies to all Company personnel, including directors, officers, employees and other covered persons. The Company believes that its Inside Information and Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations and listing standards applicable to the Company. A copy of the Company's Inside Information and Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

Performance Graph

The following Performance Graph compares the cumulative total shareholder return on the Company's common stock for the period beginning at the close of trading on December 31, 2019 to December 31, 2024, with the cumulative total return of the S&P 500 Total Return Index, the Nasdaq Bank Index and the KBW Nasdaq Regional Banking Index for the same period. Dividend reinvestment has been assumed. The Performance Graph assumes $100 invested on December 31, 2019 in the Company's common stock, the S&P 500 Total Return Index, the Nasdaq Bank Index and the KBW Nasdaq Regional Banking Index. The historical stock price performance for the Company's common stock shown on the graph below is not necessarily indicative of future stock performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Prosperity Bancshares, Inc., the S&P 500 Index,
the NASDAQ Bank Index and the KBW NASDAQ Regional Banking Index



* $100 invested on 12/31/19 in stock or index, including reinvestment of dividends. Fiscal year ended December 31.

	12/19	12/20	12/21	12/22	12/23	12/24
Prosperity Bancshares, Inc.	$ 100.00	$ 99.59	$ 106.69	$ 110.55	$ 106.79	$ 122.89
S&P 500	100.00	118.40	152.39	124.79	157.59	197.02
NASDAQ Bank	100.00	90.81	128.28	107.54	114.99	141.59
KBW NASDAQ Regional Banking	100.00	91.29	124.74	116.10	115.63	130.90

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Statements and financial discussion and analysis contained in this Annual Report on Form 10-K that are not statements of historical fact constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on assumptions and involve a number of risks and uncertainties, many of which are beyond the Company's control. Forward-looking statements can be identified by words such as "believes," "intends," "expects," "plans," "will" and similar references to future periods. Many possible events or factors could affect the future financial results and performance of the Company and could cause such results or performance to differ materially from those expressed in the forward-looking statements. These possible events or factors include, but are not limited to:

- changes in the strength of the United States economy in general and the strength of the local economies in which the Company conducts operations resulting in, among other things, a deterioration in credit quality or reduced demand for credit, including the result and effect on the Company's loan portfolio and allowance for credit losses;

- adverse developments in the banking industry highlighted by high-profile bank failures and the potential impact of such developments on customer confidence, the Company's stock price, liquidity and regulatory responses to these developments (including increases in the cost of the Company's deposit insurance assessments);

- the Company's ability to effectively manage its liquidity risk and the availability of capital and funding;

- volatility in interest rates and market prices, which could reduce the Company's net interest margins, asset valuations and expense expectations;

- prolonged periods of high inflation and their effects on the Company's business, profitability and stock price;

- changes in the levels of loan prepayments and the resulting effects on the value of the Company's loan portfolio;

- changes in local economic and business conditions, including fluctuations in the price of oil, natural gas and other commodities, which adversely affect the Company's customers and their ability to transact profitable business with the company, including the ability of the Company's borrowers to repay their loans according to their terms or a change in the value of the related collateral;

- the potential impacts of climate change;

- increased competition for deposits and loans adversely affecting balances, rates and terms;

- the timing, impact and other uncertainties of any future acquisitions and the Company's ability to identify suitable future acquisition candidates, the success or failure in the integration of their operations, and the ability to enter new markets successfully and capitalize on growth opportunities;

- the risk that the regulatory environment may not be conducive to or may prohibit the consummation of future mergers and/or business combinations, may increase the length of time and amount of resources required to consummate such transactions, and the potential to reduce anticipated benefits from such mergers or combinations;

- the possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on the results of operations;

- increased credit risk in the Company's assets and increased operating risk caused by a material change in commercial, consumer and/or real estate loans as a percentage of the total loan portfolio;

- the concentration of the Company's loan portfolio in loans collateralized by residential and commercial real estate;

- the failure of assumptions underlying the establishment of and provisions made to the allowance for credit losses, including such assumptions related to potential or recent acquisitions;

- changes in the availability of funds resulting in increased costs or reduced liquidity;

- a deterioration or downgrade in the credit quality and credit agency ratings of the securities in the Company's securities portfolio;

- increased asset levels and changes in the composition of assets and the resulting impact on the Company's capital levels and regulatory capital ratios;

- the Company's ability to acquire, operate and maintain cost effective and efficient systems without incurring unexpectedly difficult or expensive but necessary technological changes;

- the loss of senior management or operating personnel and the potential inability to hire qualified personnel at reasonable compensation levels;

- government intervention in the U.S. financial system;

- changes in statutes and government regulations or their interpretations applicable to financial holding companies and the Company's present and future banking and other subsidiaries, including changes in tax requirements and tax rates;

- the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters;

- the Company's ability to identify and address cybersecurity risks such as data security breaches, malware, "denial of service" attacks, "hacking", and identity theft, a failure of which could disrupt business and result in significant losses or adverse effects to the Company's reputation;

- poor performance by, or breach of the operational or security systems of, third-party vendors and other service providers;

- risks related to the use of new technologies, including artificial intelligence and machine learning;

- exposure to potential losses in the event of fraud and/or theft, or in the event that a third-party vendor, obligor, or business partner fails to pay amounts due to the Company under that relationship or under any other arrangement;

- the failure of analytical and forecasting models and tools used by the Company to estimate expected credit losses and to measure the fair value of financial instruments;

- additional risks from new lines of businesses or new products and services;

- risks related to potential claims, damages, penalties, fines and reputational damage resulting from pending or future litigation, regulatory proceedings or enforcement actions, including those related to cybersecurity breaches, intellectual property or fiduciary responsibilities;

- the failure of the Company's enterprise risk management framework to identify or address risks adequately;

- potential risk of environmental liability associated with lending activities;

- acts of terrorism, an outbreak of hostilities, or other international or domestic calamities, civil unrest, insurrections, other political, economic or diplomatic developments, including those caused by public health issues, outbreaks of diseases and pandemics, weather or other acts of God and other matters beyond the Company's control; and

- other risks and uncertainties described in this Annual Report on Form 10-K or in the Company's other reports and documents filed with the Securities and Exchange Commission.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. The Company believes it has chosen these assumptions or bases in good faith and that they are reasonable. However, the Company cautions that assumptions or bases almost always vary from actual results, and the differences between assumptions or bases and actual results can be material. Therefore, the Company cautions against placing undue reliance on its forward-looking statements. The forward-looking statements speak only as of the date the statements are made. The Company undertakes no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management's Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of the Company's balance sheets and statements of income. This section should be read in conjunction with the Company's consolidated financial statements and accompanying notes and other detailed information appearing elsewhere in this Annual Report on Form 10-K.

Overview

The Company generates the majority of its revenues from interest income on loans, service charges and fees on customer accounts and income from investment in securities. The Company also earns revenues from various additional products and services it provides, including trust services, mortgage lending, brokerage, credit card and independent sales organization sponsorship operations. The Company's revenues are partially offset by interest expense paid on deposits and other borrowings and noninterest expenses such as administrative and occupancy expenses. Net interest income is the difference between interest income on earning assets such as loans and securities and interest expense on liabilities such as deposits and borrowings which are used to fund those assets. Net interest income is the Company's largest source of revenue. The level of interest rates and the volume and mix of earning assets and interest-bearing liabilities impact net interest income and margin.

Three principal components of the Company's growth strategy are internal growth, efficient operations and acquisitions, including strategic merger transactions. The Company focuses on continual internal growth. Each banking center is operated as a separate profit center, maintaining separate data with respect to its net interest income, efficiency ratio, deposit growth, loan growth and overall profitability. The Company also focuses on maintaining efficiency and stringent cost control practices and policies. The Company has centralized many of its critical operations, such as data processing and loan and deposit processing. Management believes that this centralized infrastructure can accommodate substantial additional growth while enabling the Company to minimize operational costs through certain economies of scale. The Company also intends to continue to seek expansion opportunities. The Company's banking operations are considered by management to be aggregated in one reportable operating segment. For more information about the Company's segment reporting, refer to Note 1 to the consolidated financial statements.

Net income was $479.4 million, $419.3 million and $524.5 million for the years ended December 31, 2024, 2023 and 2022, respectively, and diluted earnings per share were $5.05, $4.51 and $5.73, respectively, for these same periods. Net income and net income per diluted common share for the year ended December 31, 2024 were impacted by an increase in net interest income, a decrease in the FDIC special assessment of $16.3 million, a gain on Visa Class B-1 stock exchange net of investment securities sales of $11.2 million, a decrease in merger related provision for credit losses of $9.5 million, a decrease in merger related expenses of $10.7 million, and increases in noninterest income and noninterest expense related to nine months of Lone Star Bank operations. The change in net income and earnings per diluted share for the year ended December 31, 2023 was primarily due to lower net interest income, the FDIC special assessment of $19.9 million, merger related provision for credit losses of $18.5 million, merger related expenses of $15.1 million and additional expenses related to the merger of First Bancshares. During the fourth quarter of 2023, the Company accrued for the FDIC special assessment of $19.9 million, which was imposed by the FDIC to recover the cost associated with protecting uninsured depositors following the closures of Silicon Valley Bank and Signature Bank in early 2023.

The Company posted returns on average assets of 1.21%, 1.08% and 1.39% and returns on average common equity of 6.56%, 6.03% and 7.97% for the years ended December 31, 2024, 2023 and 2022, respectively. The Company's efficiency ratio was 48.43% in 2024, 50.26% in 2023 and 42.23% in 2022. The efficiency ratio is calculated by dividing total noninterest expense (excluding net gains and losses on the sale, write-down or write-up of assets and securities) by the sum of net interest income and noninterest income. Because the ratio is a measure of revenues and expenses resulting from the Company's lending activities and fee-based banking services, net gains and losses on the sale of assets and securities are not included. Additionally, taxes are not part of this calculation.

Total assets were $39.57 billion at December 31, 2024 , an increase of $1.02 billion or 2.6% compared with $38.55 billion at December 31, 2023. Total deposits were $28.38 billion at December 31, 2024, an increase of $1.20 billion or 4.4% compared with $27.18 billion at December 31, 2023. Total loans were $22.15 billion at December 31, 2024, an increase of $968.7 million or 4.6% compared with $21.18 billion at December 31, 2023. At December 31, 2024, the Company had $75.8 million in nonperforming loans, and its allowance for credit losses on loans was $351.8 million compared with $70.9 million in nonperforming loans and an allowance for credit losses on loans of $332.4 million at December 31, 2023. Shareholders' equity was $7.44 billion and $7.08 billion at December 31, 2024 and 2023, respectively.

Recent Acquisitions

Merger of Lone Star State Bancshares, Inc. — Effective April 1, 2024, the Company completed the merger of Lone Star into the Company and the subsequent merger of its wholly owned subsidiary Lone Star Bank into the Bank (collectively, the "LSSB Merger"). Lone Star Bank operated five full-service banking offices in the West Texas area, including its main office in Lubbock, and one banking center in each of Brownfield, Midland, Odessa and Big Spring, Texas. As of March 31, 2024, Lone Star, on a consolidated basis, reported total assets of $1.38 billion, total loans of $1.08 billion and total deposits of $1.24 billion.

Pursuant to the terms of the definitive agreement, the Company issued 2,376,182 shares of its common stock plus approximately $64.1 million in cash for all outstanding shares of Lone Star. This resulted in goodwill of $106.7 million as of December 31, 2024, which does not include all the subsequent fair value adjustments that have not yet been finalized. Goodwill represents the excess of the total purchase price paid over the fair value of the assets acquired, net of the fair value of liabilities assumed. Additionally, the Company recognized $17.7 million of core deposit intangibles as of December 31, 2024. In October 2024, the Company completed the operational conversion of Lone Star Bank.

Merger of First Bancshares of Texas, Inc. — Effective May 1, 2023, the Company completed the merger of First Bancshares into the Company and the subsequent merger of its wholly owned subsidiary, FirstCapital Bank, into the Bank (collectively, the "FB Merger"). FirstCapital Bank operated 16 full-service banking offices in six different markets in West, North and Central Texas areas, including its main office in Midland, and banking offices in Midland, Lubbock, Amarillo, Wichita Falls, Burkburnett, Byers, Henrietta, Dallas, Horseshoe Bay, Marble Falls and Fredericksburg, Texas. As of March 31, 2023, First Bancshares, on a consolidated basis, reported total assets of $2.14 billion, total loans of $1.65 billion and total deposits of $1.71 billion.

Pursuant to the terms of the definitive agreement, the Company issued 3,583,370 shares of its common stock plus approximately $91.5 million in cash for all outstanding shares of First Bancshares. This resulted in goodwill of $164.8 million as of December 31, 2024, which includes all the final subsequent fair value adjustments. Additionally, the Company recognized $23.5 million of core deposit intangibles related to the FB Merger. During the second quarter of 2023, the Company completed the operational conversion of FirstCapital Bank.

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires the Company to establish accounting policies and make estimates that affect amounts reported in the consolidated financial statements. An accounting estimate requires assumptions and judgments about uncertain matters that could have a material effect on the consolidated financial statements. Estimates are made using facts and circumstances known at a point in time. Changes in those facts and circumstances could produce results substantially different from those estimates. The Company's accounting policies are described in detail in Note 1 to the consolidated financial statements, appearing elsewhere in this Annual Report on Form 10-K. The Company believes that of its significant accounting policies, the following may involve a higher degree of judgment and complexity:

Business Combinations—Generally, acquisitions are accounted for under the acquisition method of accounting in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 805, "*Business Combinations.*" A business combination occurs when the Company acquires net assets that constitute a business and obtains control over that business. Business combinations are effected through the transfer of consideration consisting of cash and/or common stock and are accounted for using the acquisition method. Accordingly, the assets and liabilities of the acquired business are recorded at their respective fair values at the acquisition date. Determining the fair value of assets and liabilities, especially the loan portfolio, is a process involving significant judgment regarding methods and assumptions used to calculate estimated fair values. Fair values are subject to refinement for up to one year after the closing date of the acquisition as information relative to closing date fair values becomes available. The results of operations of an acquired entity are included in the Company's consolidated results from the acquisition date, and prior periods are not restated.

Allowance for Credit Losses— The allowance for credit losses is accounted for in accordance with FASB ASC Topic 326, "*Financial Instruments-Credit Losses*" ("CECL"), which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss methodology. CECL requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is an allowance available for losses on loans and held-to-maturity securities that is deducted from the amortized cost basis to estimate the net amount expected to be collected. The allowance for credit losses is adjusted through charges to earnings in the form of a provision for credit losses. All losses are charged to the allowance when the loss actually occurs or when a determination is made that such a loss is likely and can be reasonably estimated. Recoveries are credited to the allowance at the time of recovery.

The Company's allowance for credit losses consists of two elements: (1) specific valuation allowances based on expected losses on impaired loans and certain purchased credit-deteriorated loans ("PCD"); and (2) a general valuation allowance based on historical lifetime loan loss experience, current economic conditions, reasonable and supportable forecasted economic conditions and other qualitative risk factors both internal and external to the Company. Management has established an allowance for credit losses which it believes is adequate to cover the expected losses in the Company's loan portfolio. Based on an evaluation of the portfolio, management presents a quarterly review of the allowance for credit losses to the Bank's Board of Directors, indicating any change in the allowance since the last review and any recommendations as to adjustments in the allowance. In making its evaluation, management considers factors such as historical lifetime loan loss experience, the amount of nonperforming assets and related collateral, the volume, growth and composition of the portfolio, current economic conditions and reasonable and supportable forecasted economic conditions that may affect borrower ability to pay and the value of collateral, the evaluation of the portfolio through its internal loan review process and other relevant factors. Portions of the allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management's judgment, should be charged off. Charge-offs occur when loans are deemed to be uncollectible.

Pursuant to the Company's adoption of ASU 2022-02, *Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures* effective January 1, 2023, the Company prospectively discontinued troubled debt restructurings accounting and no longer measures the economic concession for loan modifications occurring on or after the adoption date. In addition, modifications to loans previously designated as troubled debt restructurings that occur on or after January 1, 2023, are accounted for under the adopted ASU and result in the elimination of any prior economic concession recorded in the allowance related to such loans. The Company evaluates all restructurings, including restructurings for borrowers experiencing financial difficulty, to determine whether they result in a new loan or a continuation of an existing loan. In accordance with ASC 326, the Company only establishes a specific reserve for modifications to borrowers experiencing financial difficulty when the loan is identified as impaired. The effect of most modifications of loans made to borrowers who are experiencing financial difficulty is already included in the allowance for credit losses because of the measurement methodologies used to estimate the allowance. The Company adjusts the terms of loans for certain borrowers when it believes such changes will help its customers manage their loan obligations and increase the collectability of the loans. Modifications to borrowers experiencing financial difficulty may include but are not limited to changes in committed loan amount, interest rate, amortization, note maturity, borrower, guarantor, collateral, forbearance, forgiveness of principal or interest, and other actions intended to minimize economic loss and to avoid foreclosure or repossession of collateral. The approval of modifications of loans for borrowers experiencing financial difficulty are handled on a case-by-case basis. For further discussion of the methodology used in the determination of the allowance for credit losses, see "Accounting for Acquired Loans and the Allowance for Acquired Credit Losses", "Financial Condition—Allowance for Credit Losses" sections below and Note 1 and Note 5 to the consolidated financial statements.

Accounting for Acquired Loans and the Allowance for Acquired Credit Losses — The Company accounts for its acquisitions using the acquisition method of accounting. Accordingly, the assets, including loans, and liabilities of the acquired entity were recorded at their fair values at the acquisition date. These fair value estimates associated with acquired loans, based on a discounted cash flow model, include estimates related to market interest rates and undiscounted projections of future cash flows that incorporate expectations of prepayments and the amount and timing of principal, interest and other cash flows, as well as any shortfalls thereof. For further discussion of the methodology used in the determination of the allowance for credit losses for acquired loans, see "Accounting for Acquired Loans and the Allowance for Acquired Credit Losses" in Note 1 to the consolidated financial statements and "Financial Condition—Allowance for Credit Losses on Loans" below.

Goodwill and Intangible Assets—Goodwill and intangible assets that have indefinite useful lives are subject to an impairment test at least annually, or more often, if events or circumstances indicate that it is more likely than not that the fair value of the Company's reporting unit is below the carrying value of its equity. Under FASB ASC Topic 350-20, *"Intangibles—Goodwill and Other—Goodwill,"* companies have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining the need to perform step one of the annual test for goodwill impairment. An entity has an unconditional option to bypass the qualitative assessment described in the following paragraph for any reporting unit in any period and proceed directly to performing the first step of the goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. If the estimated fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is not impaired.

The Company had no intangible assets with indefinite useful lives at December 31, 2024. Core deposit intangible assets that are subject to amortization are being amortized on a non-pro rata basis over the years expected to be benefited, which the Company believes is between ten and fifteen years. These core deposit intangible assets are reviewed for impairment if circumstances indicate their value may not be recoverable based on a comparison of fair value to carrying value. The Company performs an evaluation annually, and more frequently if a triggering event occurs, of whether any impairment of the goodwill and other intangibles has occurred. Based on the Company's annual goodwill impairment test as of October 1, 2024, management does not believe any of its goodwill is impaired as of December 31, 2024, because the fair value of the Company's equity exceeded its carrying value. While the Company believes no impairment existed at December 31, 2024, under accounting standards applicable at that date, different conditions or assumptions, or changes in cash flows or profitability, if significantly negative or unfavorable, could have a material adverse effect on the outcome of the Company's impairment evaluation and financial condition or future results of operations.

Results of Operations

Net Interest Income

The Company's operating results depend primarily on its net interest income, which is the difference between interest income on interest-earning assets, including securities and loans, and interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. Interest rate fluctuations, as well as changes in the amount and type of earning assets and liabilities, combine to affect net interest income. The Company's net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as a "volume change." It is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds, referred to as a "rate change."

2024 versus 2023. Net interest income before the provision for credit losses for 2024 was $1.03 billion compared with $956.4 million for 2023, an increase of $70.1 million or 7.3%. The change was primarily due to an increase in the average balances and average rates on loans and on federal funds sold and other earning assets, an increase in loan discount accretion of $9.4 million and a decrease in the average balance and rates on other borrowings, partially offset by a decrease in the average balances on investment securities and an increase in the average balances and rates on interest-bearing deposits. Interest income was $1.62 billion in 2024, an increase of $179.2 million or 12.4% compared with 2023. Interest income on loans was $1.31 billion for 2024, an increase of $164.2 million or 14.3% compared with 2023, primarily due an increase in the average balances and average rates on loans. The Company had $35.2 million of total outstanding net accretable discounts on Non-PCD loans and PCD loans at December 31, 2024. Interest income on securities was $246.7 million during 2024, a decrease of $36.6 million or 12.9% compared with 2023 due primarily to a decrease in the average balances on investment securities. Average interest-bearing liabilities increased $699.4 million or 3.3% during 2024 compared with 2023. The average rate on interest-bearing liabilities increased from 2.27% to 2.69% during the same time period, resulting in an increase in interest expense of $109.1 million. The total cost of funds increased to 1.87% during 2024 compared to 1.54% during 2023.

Net interest margin, defined as net interest income divided by average interest-earning assets, was 2.93% on a tax equivalent basis for 2024, an increase of 15 basis points compared with 2.78% for 2023.

2023 versus 2022. Net interest income before the provision for credit losses for 2023 was $956.4 million compared with $1.01 billion for 2022, a decrease of $48.8 million or 4.9%. The change was primarily due to an increase in the average balances and average rates on other borrowings and an increase in the average rates on interest-bearing deposits, partially offset by increases in the average balances and average rates on loans. Interest income was $1.44 billion in 2023, an increase of $349.7 million or 31.9% compared with 2022. Interest income on loans was $1.15 billion for 2023, an increase of $317.8 million or 38.2% compared with 2022, primarily due an increase in the average balances and average rates on loans. The Company had $27.9 million of total outstanding accretable discounts on Non-PCD loans and PCD loans at December 31, 2023. Interest income on securities was $283.3 million during 2023, an increase of $22.9 million or 8.8% compared with 2022 due primarily to an increase in the average rates on investment securities, partially offset by a decrease in the average balances on investment securities. Average interest-bearing liabilities increased $1.50 billion or 7.5% during 2023 compared with 2022. The average rate on interest-bearing liabilities increased from 0.45% to 2.27% during the same time period, resulting in an increase in interest expense of $398.5 million. The total cost of funds increased to 1.54% during 2023 compared to 0.29% during 2022.

Net interest margin was 2.78% on a tax equivalent basis for 2023, a decrease of 22 basis points compared with 3.00% for 2022.

The following table presents, for the periods indicated, the total dollar amount of average balances, interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Except as indicated in the footnotes, no tax-equivalent adjustments were made and all average balances are daily average balances. Any nonaccruing loans have been included in the table as loans carrying a zero yield.

	Years Ended December 31,								
	2024			**2023**			**2022**		
	Average Outstanding Balance	**Interest Earned/ Paid**	**Average Yield/ Rate**	**Average Outstanding Balance**	**Interest Earned/ Paid**	**Average Yield/ Rate**	**Average Outstanding Balance[1]**	**Interest Earned/ Paid**	**Average Yield/ Rate**
				(Dollars in thousands)					
Assets									
Interest-earning assets:									
Loans held for sale	$ 7,603	$ 522	6.87%	$ 6,508	$ 452	6.95%	$ 3,420	$ 164	4.80%
Loans held for investment	20,973,042	1,242,836	5.93%	19,754,541	1,089,743	5.52%	17,155,082	788,504	4.60%
Loans held for investment - Warehouse Purchase Program	973,206	69,804	7.17%	815,853	58,801	7.21%	1,051,237	42,521	4.04%
Total loans	21,953,851	1,313,162	5.98%	20,576,902	1,148,996	5.58%	18,209,739	831,189	4.56%
Investment securities	11,934,793	246,726	2.07%	13,719,899	283,302	2.06%	14,613,799	260,416	1.78%
Federal funds sold and other earning assets	1,216,728	63,825	5.25%	248,691	12,245	4.92%	709,270	3,230	0.46%
Total interest-earning assets	35,105,372	1,623,713	4.63%	34,545,492	1,444,543	4.18%	33,532,808	1,094,835	3.26%
Allowance for credit losses on loans	(344,167)			(314,350)			(283,997)		
Noninterest-earning assets	4,839,630			4,741,815			4,475,434		
Total assets	$ 39,600,835			$ 38,972,957			$ 37,724,245		
Liabilities and Shareholders' Equity									
Interest-bearing liabilities:									
Interest-bearing demand deposits	$ 4,900,189	$ 35,342	0.72%	$ 5,150,049	$ 19,554	0.38%	$ 6,299,924	$ 10,175	0.16%
Savings and money market deposits	8,949,010	194,317	2.17%	9,129,845	168,184	1.84%	10,384,178	45,907	0.44%
Certificates and other time deposits	4,301,763	178,965	4.16%	2,832,754	84,607	2.99%	2,322,754	12,030	0.52%
Federal funds purchased and other borrowings	3,802,910	181,640	4.78%	4,008,616	206,323	5.15%	543,107	18,851	3.47%
Securities sold under repurchase agreements	257,171	6,954	2.70%	389,313	9,404	2.42%	457,553	2,641	0.58%
Subordinated debentures	—	—	—	1,031	38	3.69%	—	—	—
Total interest-bearing liabilities	22,211,043	597,218	2.69%	21,511,608	488,110	2.27%	20,007,516	89,604	0.45%
Noninterest-bearing liabilities:									
Noninterest-bearing demand deposits	9,683,980			10,224,241			10,903,539		
Allowance for credit losses on off-balance sheet credit exposures	37,134			33,271			29,947		
Other liabilities	363,607			253,047			204,574		
Total liabilities	32,295,764			32,022,167			31,145,576		
Shareholders' equity	7,305,071			6,950,790			6,578,669		
Total liabilities and shareholders' equity	$ 39,600,835			$ 38,972,957			$ 37,724,245		
Net interest rate spread			1.94%			1.91%			2.81%
Net interest income and margin[1]		$ 1,026,495	2.92%		$ 956,433	2.77%		$1,005,231	3.00%
Net interest income and margin (tax equivalent)[2]		$ 1,029,678	2.93%		$ 960,073	2.78%		$1,007,046	3.00%

(1) The net interest margin is equal to net interest income divided by average interest-earning assets.

(2) In order to make pretax income and resultant yields on tax-exempt investments and loans comparable to those on taxable investments and loans, a tax equivalent adjustment has been computed using a federal income tax rate of 21% and other applicable effective tax rates for the years ended December 31, 2024, 2023 and 2022.

The following table presents information regarding the dollar amount of changes in interest income and interest expense for the periods indicated for each major component of interest-earning assets and interest-bearing liabilities and distinguishes between the changes attributable to changes in volume and changes in interest rates. For purposes of this table, changes in interest income and interest expense related to purchase accounting adjustments and changes attributable to both rate and volume which cannot be segregated have been allocated to rate.

	Years Ended December 31,					
	2024 vs. 2023			2023 vs. 2022		
	Increase (Decrease) Due to Change in			Increase (Decrease) Due to Change in		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)					
Interest-earning assets:						
Loans held for sale	$ 76	$ (6)	$ 70	$ 148	$ 140	$ 288
Loans held for investment	67,218	85,875	153,093	119,480	181,759	301,239
Loans held for investment - Warehouse Purchase Program	11,341	(338)	11,003	(9,521)	25,801	16,280
Securities	(36,861)	285	(36,576)	(15,929)	38,815	22,886
Federal funds sold and other temporary investments	47,664	3,916	51,580	(2,097)	11,112	9,015
Total increase in interest income	89,438	89,732	179,170	92,081	257,627	349,708
Interest-bearing liabilities:						
Interest-bearing demand deposits	(949)	16,737	15,788	(1,857)	11,236	9,379
Savings and money market accounts	(3,331)	29,464	26,133	(5,545)	127,822	122,277
Certificates of deposit	43,875	50,483	94,358	2,641	69,936	72,577
Other borrowings	(10,588)	(14,095)	(24,683)	120,286	67,186	187,472
Securities sold under repurchase agreements	(3,192)	742	(2,450)	(394)	7,157	6,763
Subordinated debentures	(38)	—	(38)	38	—	38
Total increase in interest expense	25,777	83,331	109,108	115,169	283,337	398,506
Increase (decrease) in net interest income	$ 63,661	$ 6,401	$ 70,062	$ (23,088)	$ (25,710)	$ (48,798)

Provision for Credit Losses

The Company's provision for credit losses is established through charges to income to bring the Company's allowance for credit losses on loans and off-balance sheets credit exposures to a level deemed appropriate by management based on the factors discussed under "Financial Condition—Allowance for Credit Losses" and "Financial Condition—Allowance for Credit Losses on Off-Balance Sheet Credit Exposures". The allowance for credit losses on loans at December 31, 2024 was $351.8 million, or 1.59% of total loans and 1.67% of total loans excluding Warehouse Purchase Program loans. The allowance for credit losses on loans at December 31, 2023 was $332.4 million, or 1.57% of total loans and 1.63% of total loans excluding Warehouse Purchase Program loans. Acquired loans were recorded at fair value based on a discounted cash flow valuation methodology that considers, among other things, interest rates, projected default rates, loss given defaults and recovery rates, with no carryover of any existing allowance for credit losses. The allowance for credit losses on off-balance sheet credit exposures was $37.6 million at December 31, 2024, compared with $36.5 million at December 31, 2023. The provision for credit losses was $9.1 million for the year ended December 31, 2024 compared with $18.5 million for the year ended December 31, 2023 and no provision for credit losses for the year ended December 31, 2022. The $9.1 million provision was due to loans acquired in the LSSB Merger and consisted of a $7.9 million provision for credit losses on loans and a $1.2 million provision for credit losses on off-balance sheet credit exposures. The $18.5 million provision was made as a result of the loans acquired in the FB Merger and consisted of a $12.0 million provision for credit losses on loans and a $6.5 million provision for credit losses on off-balance sheet credit exposures.

Net charge-offs for the years ended December 31, 2024, 2023 and 2022 were $14.6 million, $38.0 million and $4.8 million, respectively. Net charge-offs for the year ended December 31, 2024 included $3.4 million related to resolved PCD loans, which had specific reserves that were allocated to the charge-offs. Additionally, reserves on PCD loans increased by $26.1 million due to Day One accounting for PCD loans at the time of the LSSB Merger. Further, $15.4 million of reserves on resolved PCD loans were released to the general reserve.

Noninterest Income

The Company's primary sources of recurring noninterest income are credit, debit and ATM card income, nonsufficient funds ("NSF") fees, and service charges on deposit accounts. Additionally, the Company generates recurring noninterest income from its various additional products and services, including trust services, mortgage lending, brokerage and independent sales organization sponsorship operations. Noninterest income does not include loan origination fees, which are recognized over the life of the related loan as an adjustment to yield using the interest method. For the year ended December 31, 2024, noninterest income totaled $165.8 million, an increase of $12.5 million or 8.2% compared with 2023. This increase was primarily due to a gain on Visa Class B-1 stock exchange net of investment securities sales of $11.2 million and increases in service charges on deposit accounts, partially offset by a decrease in other noninterest income.

For the year ended December 31, 2023, noninterest income totaled $153.3 million, an increase of $8.1 million or 5.6% compared with 2022. This increase was primarily due to the FB Merger, partially offset by lower net gain on the sale or write-down of assets.

The following table presents, for the periods indicated, the major categories of noninterest income:

	Years Ended December 31,		
	2024	2023	2022
	(Dollars in thousands)		
Nonsufficient funds (NSF) fees	$ 35,417	$ 33,691	$ 34,014
Credit card, debit card and ATM card income	37,308	36,471	34,764
Service charges on deposit accounts	26,498	24,582	24,730
Trust income	14,750	13,269	12,250
Mortgage income	3,096	2,298	1,399
Brokerage income	4,742	4,275	3,654
Bank owned life insurance income	7,980	6,653	5,119
Net gain on sale or write-down of assets	2,824	1,986	3,934
Net gain on sale or write-up of securities	11,245	—	—
Other	21,949	30,040	25,264
Total noninterest income	$ 165,809	$ 153,265	$ 145,128

Noninterest Expense

For the year ended December 31, 2024, noninterest expense totaled $570.6 million, an increase of $13.9 million or 2.5% compared with 2023. The change was primarily due to an increase in salaries and benefits, an increase in credit and debit card, data processing and software amortization and additional expenses related to the LSSB Merger, partially offset by a decrease in the FDIC special assessment of $16.3 million and a decrease in merger related expenses of $10.7 million.

For the year ended December 31, 2023, noninterest expense totaled $556.7 million, an increase of $72.5 million or 15.0% compared with 2022. The change was primarily due to the FDIC special assessment of $19.9 million, merger related expenses of $15.1 million and additional expenses related to the FB Merger.

The following table presents, for the periods indicated, the major categories of noninterest expense:

	Years Ended December 31,		
	2024	2023	2022
	(Dollars in thousands)		
Salaries and employee benefits[1]	$ 352,353	$ 328,430	$ 314,713
Non-staff expenses:			
Net occupancy and equipment	35,786	35,517	32,446
Credit and debit card, data processing and software amortization	47,300	41,570	37,327
Regulatory assessments and FDIC insurance	27,370	40,165	11,381
Core deposit intangibles amortization	15,670	12,676	10,336
Depreciation	19,054	18,283	17,960
Communications[2]	13,697	14,413	13,005
Net other real estate income[3]	(291)	(834)	(122)
Merger related expenses	4,444	15,133	272
Other	55,190	51,345	46,868
Total noninterest expense	$ 570,573	$ 556,698	$ 484,186

(1) Total salaries and employee benefits include $12.8 million, $12.2 million and $11.8 million in 2024, 2023 and 2022, respectively, in stock-based compensation expense.
(2) Communications expense includes telephone, data circuits, postage, and courier expenses.
(3) Other real estate expense is net of rental income and gains and losses on sales of real estate.

Salaries and Employee Benefits. Salaries and employee benefits were $352.4 million for the year ended December 31, 2024, an increase of $23.9 million or 7.3% compared with 2023, primarily as a result of the LSSB Merger. Salaries and employee benefits were $328.4 million for the year ended December 31, 2023, an increase of $13.7 million or 4.4% compared with 2022, primarily as a result of the FB Merger. The number of full-time equivalent associates employed by the Company was 3,916, 3,850 and 3,633 at December 31, 2024, 2023 and 2022, respectively. Total salaries and benefits for the year ended December 31, 2024 included $12.8 million in stock-based compensation expense compared with $12.2 million and $11.8 million recorded for the years ended December 31, 2023 and 2022, respectively.

Net Occupancy and Equipment: Net occupancy and equipment expense was $35.8 million for the year ended December 31, 2024, an increase of $269 thousand compared with 2023. Net occupancy and equipment expense was $35.5 million for the year ended December 31, 2023, an increase of $3.1 million or 9.5% compared with 2022, primarily due to the FB Merger.

Credit and Debit Card, Data Processing and Software Amortization. Credit and debit card, data processing and software amortization expenses were $47.3 million for the year ended December 31, 2024, an increase of $5.7 million or 13.8% compared with 2023, primarily due to an increase in software maintenance expense, data processing costs and the LSSB Merger. Credit and debit card, data processing and software amortization expenses were $41.6 million for the year ended December 31, 2023, an increase of $4.2 million or 11.4% compared with 2022, primarily due to an increase in data processing costs and the FB Merger.

Regulatory Assessments and FDIC Insurance. Regulatory assessments and FDIC insurance assessments were $27.4 million for the year ended December 31, 2024, a decrease of $12.8 million or 31.9% compared with the year ended December 31, 2023, due to a decrease in the FDIC special assessment. Regulatory assessments and FDIC insurance assessments were $40.2 million for the year ended December 31, 2023, an increase of $28.8 million, compared with $11.4 million for the year ended December 31, 2022, as a result of the FDIC special assessment of $19.9 million and the FB Merger. During the fourth quarter of 2023, the Company accrued for the FDIC special assessment of $19.9 million, which was imposed by the FDIC to recover the cost associated with protecting uninsured depositors following the closures of Silicon Valley Bank and Signature Bank in early 2023.

Core Deposit Intangibles Amortization. Core deposit intangibles ("CDI") amortization was $15.7 million for the year ended December 31, 2024, an increase of $3.0 million or 23.6% compared with the year ended December 31, 2023, primarily due to the LSSB Merger. CDI amortization was $12.7 million for the year ended December 31, 2023, an increase of $2.3 million or 22.6% compared with $10.3 million for the year ended December 31, 2022.

Merger Related Expenses. Merger related expenses were $4.4 million for the year ended December 31, 2024, a decrease of $10.7 million, primarily due to lower merger related expenses for the LSSB Merger. Merger related expenses were $15.1 million for the year ended December 31, 2023, due to the FB Merger and the LSSB Merger.

Efficiency Ratio

The Company's efficiency ratio is a supplemental financial measure utilized in management's internal evaluation of the Company and is not calculated based on GAAP. A GAAP-based efficiency ratio is calculated by dividing total noninterest expense, excluding credit loss provisions, by net interest income plus total noninterest income, as shown in the Consolidated Statements of Income. The Company's efficiency ratio, as calculated and used by the Company, excludes from noninterest income the net gains and losses on the sale of securities and assets, which can vary widely from period to period. Taxes are not included in either calculation. The Company believes this non-GAAP financial measure provides information useful to investors by excluding certain items that may not be indicative of its core net operating earnings and business outlook. This non-GAAP financial measure should not be considered a substitute for, nor of greater importance than, the GAAP basis financial measure. Because a non-GAAP financial measure is not standardized, it may not be possible to compare this financial measure with other companies' non-GAAP financial measures having the same or a similar name. An increase in the efficiency ratio indicates that more resources are being utilized to generate the same volume of income, while a decrease would indicate a more efficient allocation of resources.

The Company's efficiency ratio calculated pursuant to GAAP was 47.85% for the year ended December 31, 2024 compared with 50.17% for the year ended December 31, 2023 and 42.09% for the year ended December 31, 2022. The efficiency ratio, as used by the Company, excluding net gains and losses on the sale, write-down or write-up of assets and securities, was 48.43% for the year ended December 31, 2024, compared with 50.26% for the year ended December 31, 2023 and 42.23% for the year ended December 31, 2022.

Income Taxes

The amount of federal and state income tax expense is influenced by the amount of pre-tax income, the amount of tax-exempt income and the amount of nondeductible expenses. Income tax expense was $133.3 million for the year ended December 31, 2024, an increase of $18.1 million or 15.7% compared with $115.1 million for the year ended December 31, 2023. Income tax expense was $115.1 million for the year ended December 31, 2023, a decrease of $26.5 million or 18.7% compared with $141.7 million for the year ended December 31, 2022. The effective tax rate for the years ended December 31, 2024, 2023 and 2022 was 21.8%, 21.5% and 21.3%, respectively. The effective income tax rates differed from the U.S. statutory rate of 21% during 2024, 2023 and 2022 primarily due to the effect of tax-exempt income from loans, securities and bank owned life insurance ("BOLI") offset by the effect of state taxes.

Financial Condition

Loan Portfolio

At December 31, 2024, total loans were $22.15 billion, an increase of $968.7 million or 4.6% compared with $21.18 billion at December 31, 2023. Loans at December 31, 2024 included $10.7 million of loans held for sale and $1.08 billion of Warehouse Purchase Program loans. At December 31, 2024, total loans were 78.0% of deposits and 56.0% of total assets. At December 31, 2023, total loans were $21.18 billion, an increase of $2.34 billion or 12.4% compared with $18.84 billion at December 31, 2022. Loans at December 31, 2023 included $5.7 million of loans held for sale and $822.2 million of Warehouse Purchase Program loans. At December 31, 2023, total loans were 77.9% of deposits and 54.9% of total assets.

The following table summarizes the Company's total loan portfolio by type of loan as of the dates indicated:

	December 31,				
	2024			2023	
	Amount	Percent		Amount	Percent
	(Dollars in thousands)				
Commercial and industrial	$ 2,508,088	11.3%	$	2,305,040	10.9%
Warehouse purchase program	1,080,903	4.9%		822,245	3.9%
Real estate:					
Construction, land development and other land loans	2,859,281	12.9%		3,076,591	14.5%
1-4 family residential [(1)]	7,581,450	34.2%		7,207,226	34.0%
Home equity	906,139	4.1%		960,852	4.5%
Commercial real estate (including multi-family residential) [(2)]	5,800,985	26.2%		5,662,948	26.8%
Farmland	681,883	3.1%		598,898	2.8%
Agriculture	351,663	1.6%		217,145	1.0%
Consumer	122,923	0.5%		127,079	0.6%
Other	255,894	1.2%		202,514	1.0%
Total loans [(3)]	$ 22,149,209	100.0%	$	21,180,538	100.0%

(1) Includes loans held for sale of $10.7 million and $5.7 million at December 31, 2024 and 2023, respectively.
(2) Commercial real estate loans include approximately $2.06 billion and $2.03 billion of owner-occupied loans for the years ended December 31, 2024 and 2023 respectively.
(3) Includes net fair value discounts on acquired loans of $35.2 million and $27.9 million at December 31, 2024 and 2023, respectively.

The Company separates its loan portfolio into two general categories of loans: (1) "originated loans," which are loans originated by the Company and made pursuant to the Company's loan policy and procedures in effect at the time the loan was made, and (2) "acquired loans," which are loans acquired in a business combination and recorded at fair value at the acquisition date. Those acquired loans that are renewed or substantially modified after the date of the business combination are referred to as "re-underwritten acquired loans." If a renewal or substantial modification of an acquired loan is underwritten by the Company with a new credit analysis, the loan may no longer be categorized as an acquired loan. For example, acquired loans to one borrower may be combined into a new loan with a new loan number and categorized as an originated loan. Acquired loans with a fair value discount or premium at the date of the business combination that remained at the reporting date are referred to as "fair-valued acquired loans." All fair-valued acquired loans are further categorized into "PCD Loans" and "Non-PCD loans." Acquired loans with evidence of more than insignificant credit quality deterioration as of the acquisition date when compared to the origination date are classified as PCD loans.

The following tables summarize the Company's originated and acquired loan portfolios broken out into originated loans, re-underwritten acquired loans, Non-PCD loans and PCD loans as of the dates indicated.

	December 31, 2024				
		Acquired Loans			
	Originated Loans	Re-Underwritten Acquired Loans	Non-PCD Loans	PCD Loans	Total Loans
	(Dollars in thousands)				
Residential mortgage loans held for sale	$ 10,690	$ —	$ —	$ —	$ 10,690
Commercial and industrial	1,676,205	573,129	228,320	30,434	2,508,088
Warehouse purchase program	1,080,903	—	—	—	1,080,903
Real estate:					
Construction, land development and other land loans	2,451,888	203,098	95,402	108,893	2,859,281
1-4 family residential (including home equity)	7,588,289	204,846	676,339	7,425	8,476,899
Commercial real estate (including multi-family residential)	4,255,559	368,320	942,962	234,144	5,800,985
Farmland	550,760	18,000	89,725	23,398	681,883
Agriculture	206,457	97,481	19,426	28,299	351,663
Consumer and other	359,186	9,980	9,610	41	378,817
Total loans held for investment	18,169,247	1,474,854	2,061,784	432,634	22,138,519
Total	$ 18,179,937	$ 1,474,854	$ 2,061,784	$ 432,634	$ 22,149,209

	December 31, 2023				
		Acquired Loans			
	Originated Loans	Re-Underwritten Acquired Loans	Non-PCD Loans	PCD Loans	Total Loans
	(Dollars in thousands)				
Residential mortgage loans held for sale	$ 5,734	$ —	$ —	$ —	$ 5,734
Commercial and industrial	1,499,739	540,360	195,509	69,432	2,305,040
Warehouse purchase program	822,245	—	—	—	822,245
Real estate:					
Construction, land development and other land loans	2,739,059	126,694	5,412	205,426	3,076,591
1-4 family residential (including home equity)	7,211,453	214,809	730,189	5,893	8,162,344
Commercial real estate (including multi-family residential)	4,262,288	338,200	834,922	227,538	5,662,948
Farmland	560,440	8,516	18,706	11,236	598,898
Agriculture	160,381	45,142	5,491	6,131	217,145
Consumer and other	271,000	44,922	13,588	83	329,593
Total loans held for investment	17,526,605	1,318,643	1,803,817	525,739	21,174,804
Total	$ 17,532,339	$ 1,318,643	$ 1,803,817	$ 525,739	$ 21,180,538

The Company offers a broad range of short to medium-term commercial loans, primarily collateralized, to businesses for working capital (including inventory and receivables), business expansion (including acquisitions of real estate and improvements) and the purchase of equipment and machinery. Historically, the Company has originated loans for its own account, including loans in the 1-4 family residential category, and has not securitized its loans. However, the Company does originate longer-term residential mortgage loans for sale into the secondary market. The purpose of a particular loan generally determines its structure.

Loans to borrowers with aggregate debt relationships over $1.0 million and below $5.0 million are evaluated and acted upon on a daily basis by two of the company-wide designated senior credit officers. Loans to borrowers with aggregate debt relationships above $5.0 million are evaluated and acted upon by an officers' loan committee that meets weekly.

Commercial and Industrial Loans. In nearly all cases, the Company's commercial loans are made in the Company's market areas and are underwritten based on the borrower's ability to service the debt from income. Working capital loans are primarily collateralized by short-term assets whereas term loans are primarily collateralized by long-term assets. As a general practice, term loans are secured by any available real estate, equipment or other assets owned by the borrower. Both working capital and term loans are typically supported by a personal guaranty of a principal. In general, commercial loans involve more credit risk than residential mortgage loans and commercial mortgage loans and, therefore, usually yield a higher return. The increased risk in commercial loans is due to the type of collateral securing these loans as well as the expectation that commercial loans generally will be serviced principally from the operations of the business, and those operations may not be successful. Historical trends have shown these types of loans to have higher delinquencies than mortgage loans. As a result of these additional complexities, variables and risks, commercial loans require more thorough underwriting and servicing than other types of loans.

Included in commercial loans are (1) commitments to oil and gas producers largely secured by proven, developed and producing reserves and (2) commitments to service, equipment and midstream companies secured mainly by accounts receivable, inventory and equipment. Mineral reserve values supporting commitments to producers are normally re-determined semi-annually using reserve studies prepared by a third-party and verified by the Company's oil and gas engineer. Accounts receivable and inventory borrowing bases for service companies are typically re-determined monthly. Funding requests by both producers and service companies are monitored relative to the most recently determined borrowing base. As of December 31, 2024, the Company had $280.3 million in funded commitments outstanding to oil and gas production companies and $163.8 million in unfunded commitments, for a total of $444.2 million. This compares with funded commitments to oil and gas production companies of $80.3 million and $303.1 million in unfunded commitments, for a total of $383.4 million as of December 31, 2023. Total unfunded commitments to producers include letters of credit issued in lieu of oil well plugging bonds. As of December 31, 2024, the Company had $265.7 million in funded commitments outstanding to service companies and $138.7 million in unfunded commitments, for a total of $404.4 million. This compares with funded commitments to service companies of $288.1 million and $168.5 million in unfunded commitments, for a total of $456.6 million as of December 31, 2023.

Commercial Real Estate. The Company makes commercial real estate loans collateralized by owner-occupied and nonowner-occupied real estate to finance the purchase of real estate. The Company's commercial real estate loans are collateralized by first liens on real estate, typically have variable interest rates (or five year or less fixed rates) and amortize over a 15- to 25-year period. Payments on loans secured by nonowner-occupied properties are often dependent on the successful operation or management of the properties. Accordingly, repayment of these loans may be subject to adverse conditions in the real estate market or the economy to a greater extent than other types of loans. The Company seeks to minimize these risks in a variety of ways, including giving careful consideration to the property's operating history, future operating projections, current and projected occupancy, location and physical condition, in connection with underwriting these loans. The underwriting analysis also includes credit verification, analysis of global cash flow, appraisals and a review of the financial condition of the borrower and guarantor. Loans to hotels and restaurants are primarily included in commercial real estate loans.

1-4 Family Residential Loans. The Company's lending activities also include the origination of 1-4 family residential mortgage loans (including home equity loans) collateralized by owner-occupied and nonowner-occupied residential properties located in the Company's market areas. The Company offers a variety of mortgage loan portfolio products which generally are amortized over five to 30 years. Loans collateralized by 1-4 family residential real estate generally have been originated in amounts of no more than 89% of appraised value. The Company requires mortgage title insurance, as well as hazard, wind and/or flood insurance as appropriate. The Company prefers to retain residential mortgage loans for its own account rather than selling them into the secondary market. By doing so, the Company incurs interest rate risk as well as the risks associated with non-payments on such loans. The Company's mortgage department also offers a variety of mortgage loan products which are generally amortized over 30 years, including FHA and VA loans, which are sold to secondary market investors.

Construction, Land Development and Other Land Loans. The Company makes loans to finance the construction of residential and nonresidential properties. Construction loans generally are collateralized by first liens on real estate and have variable interest rates. The Company conducts periodic inspections, either directly or through an agent, prior to approval of periodic draws on these loans. Underwriting guidelines similar to those described above are also used in the Company's construction lending activities, with heightened analysis of construction and/or development costs. Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of a project under construction, and the project is of uncertain value prior to its completion. Because of uncertainties inherent in estimating construction costs, the market value of the completed project and the effects of governmental regulation on real property, it can be difficult to accurately evaluate the total funds required to complete a project and the related loan to value ratio. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If the Company is forced to foreclose on a project prior to completion, the Company may not be able to recover all of the unpaid portion of the loan. In addition, the Company may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period of time. Although the Company has underwriting procedures designed to identify what it believes to be acceptable levels of risks in construction lending, these procedures may not prevent losses from the risks described above.

Warehouse Purchase Program. The Warehouse Purchase Program allows unaffiliated mortgage originators ("Clients") to close 1-4 family real estate loans in their own name and manage their cash flow needs until the loans are sold to investors. The Company's Clients are strategically targeted for their experienced management teams and analyzed for the expected profitability of each Client's business model over the long term. The Clients are located across the U.S. and originate mortgage loans primarily through traditional retail and/or wholesale business models using underwriting standards as required by United States government-sponsored enterprise agencies, "Agencies" such as Federal National Mortgage Association ("Fannie Mae"), private investors to which the mortgage loans are ultimately sold and/or mortgage insurers.

At December 31, 2024, the Company had 33 mortgage banking company customers with aggregate uncommitted facilities ("Facilities") of $2.14 billion and an actual aggregate outstanding balance of $1.08 billion; and the Clients' individual Facilities ranged in size from $3.0 million to $230.0 million. A Facility is often supported by a payment guaranty of the Client's owners holding significant ownership positions, along with non-interest-bearing compensating balance deposits in line with the Facility amount. Typical covenants include minimum tangible net worth, maximum leverage and minimum liquidity. As loans age, the Company requires loan curtailments to reduce the Company's risk if an individual mortgage loan is not timely purchased by an investor. The average mortgage loan being purchased by the Company reflects a blend of Agency and private investor underwriting guidelines. At December 31, 2024, the Company's mortgage warehouse portfolio had an average loan-to-value ratio (LTV) of 74%, an average credit score of 699 and an average loan size of $322 thousand. The Company's purchases under these Facilities are priced using a combined base rate and a risk premium set for both product type (Prime, Jumbo, etc.) and age of the loan.

Although not subject to any legally binding commitment, when the Company makes a purchase decision, it acquires a 100% participation interest in the mortgage loans originated by its Clients. Individual mortgage loans are warehoused in the Company's portfolio only for a short duration, averaging less than 30 days. When instructed by a Client that a warehoused loan has been sold to an investor, the Company delivers the note to the investor that pays the Company, which in turn remits the net sales proceeds to the Client.

Agriculture Loans. The Company provides agriculture loans for short-term livestock and crop production, including rice, cotton, milo and corn, farm equipment financing and agriculture real estate financing. The Company evaluates agriculture borrowers primarily based on their historical profitability, level of experience in their particular industry segment, overall financial capacity and the availability of secondary collateral to withstand economic and natural variations common to the industry. Because agriculture loans present a higher level of risk associated with events caused by nature, the Company routinely makes on-site visits and inspections in order to identify and monitor such risks.

Consumer Loans. Consumer loans made by the Company include direct "A"-credit automobile loans, recreational vehicle loans, boat loans, home improvement loans, personal loans (collateralized and uncollateralized) and deposit account collateralized loans. The terms of these loans typically range from 12 to 180 months and vary based upon the nature of collateral and size of loan. Generally, consumer loans entail greater risk than do real estate secured loans, particularly in the case of consumer loans that are unsecured or collateralized by rapidly depreciating assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan balance. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness, personal bankruptcy or death. Furthermore, the application of various federal and state laws may limit the amount which can be recovered on such loans.

Loan Maturities. The contractual maturity ranges of the Company's loan portfolio, excluding loans held for sale of $10.7 million and Warehouse Purchase Program loans of $1.08 billion, by type of loan and the amount of such loans with predetermined interest rates and variable rates in each maturity range as of December 31, 2024 are summarized in the following table. Contractual maturities are based on contractual amounts outstanding and do not include net loan purchase discounts of $35.2 million.

	One Year or Less	After One Year Through Five Years	After Five Years Through Fifteen Years	After Fifteen Years	Total
	(Dollars in thousands)				
Commercial and industrial	$ 778,650	$ 1,261,255	$ 362,261	$ 111,158	$ 2,513,324
Real estate:					
Construction, land development and other land loans	693,907	540,453	573,702	1,052,567	2,860,629
1-4 family residential (includes home equity)	53,794	242,565	1,888,707	6,289,949	8,475,015
Commercial (includes multi-family residential)	271,543	1,199,783	2,137,316	2,220,371	5,829,013
Agriculture (includes farmland)	321,986	164,851	240,467	308,345	1,035,649
Consumer and other	84,503	76,410	149,365	68,943	379,221
Total	$ 2,204,383	$ 3,485,317	$ 5,351,818	$ 10,051,333	$ 21,092,851
Loans with a predetermined interest rate	$ 533,187	$ 1,555,466	$ 3,111,854	$ 3,470,683	$ 8,671,190
Loans with a variable interest rate	1,671,196	1,929,851	2,239,964	6,580,650	12,421,661
Total	$ 2,204,383	$ 3,485,317	$ 5,351,818	$ 10,051,333	$ 21,092,851

The following table presents information regarding loans with contractual maturities of one year or more with a predetermined interest rate or a variable interest rate by type of loan at December 31, 2024.

	Loans with a predetermined interest rate	Loans with a variable interest rate	Total
	(Dollars in thousands)		
Commercial and industrial	$ 515,809	$ 1,218,864	$ 1,734,673
Real estate:			
Construction, land development and other land loans	279,172	1,887,551	2,166,723
1-4 family residential (includes home equity)	5,163,981	3,257,241	8,421,222
Commercial (includes multi-family residential)	1,782,716	3,774,755	5,557,471
Agriculture (includes farmland)	316,818	396,844	713,662
Consumer and other	79,507	215,210	294,717
Total	$ 8,138,003	$ 10,750,465	$ 18,888,468

Nonperforming Assets

Nonperforming assets include loans on nonaccrual status, accruing loans 90 days or more past due, repossessed assets and real estate which has been acquired through foreclosure and is awaiting disposition. Nonperforming assets do not include PCD loans unless the loan has deteriorated since the acquisition date.

The Company has several procedures in place to assist it in maintaining the overall quality of its loan portfolio. The Company has established underwriting guidelines to be followed by its officers, and the Company also monitors its delinquency levels for any negative or adverse trends. Nevertheless, the Company's loan portfolio could become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

As part of the on-going monitoring of the Company's loan portfolio and the methodology for calculating the allowance for credit losses on loans, management grades each loan from 1 to 9. For certain loans in risk grades 7 to 9, a specific reserve may be required when calculating the allowance for credit losses on loans.

The Company generally places a loan on nonaccrual status and ceases accruing interest when the payment of principal or interest is delinquent for 90 days, or earlier in some cases, unless the loan is in the process of collection and the underlying collateral fully supports the carrying value of the loan. A loan may be returned to accrual status when all the principal and interest amounts contractually due are brought current and future principal and interest amounts contractually due are reasonably assured, which is typically evidenced by a sustained period (at least six months) of repayment performance by the borrower.

With respect to potential problem loans, an evaluation of borrower overall financial condition is made, together with an appraisal for loans collateralized by real estate, to determine the need, if any, for possible write-downs or appropriate additions to the allowance for credit losses on loans.

The following table presents information regarding past due loans and nonperforming assets at the dates indicated.

	December 31,		
	2024	**2023**	**2022**
	(Dollars in thousands)		
Nonaccrual loans [1][3]	$ 73,647	$ 68,688	$ 19,614 [2]
Accruing loans 90 or more days past due	2,189	2,195	5,917
Total nonperforming loans	75,836	70,883	25,531
Repossessed assets	4	76	—
Other real estate	5,701	1,708	1,963
Total nonperforming assets	$ 81,541	$ 72,667	$ 27,494
Nonperforming assets to total loans and other real estate	0.37%	0.34%	0.15%
Nonperforming assets to total loans, excluding Warehouse Purchase Program loans, and other real estate	0.39%	0.36%	0.15%
Nonaccrual loans to total loans	0.33%	0.32%	0.10%
Nonaccrual loans to total loans, excluding Warehouse Purchase Program loans	0.35%	0.34%	0.11%

(1) ASU 2022-02 became effective for the Company on January 1, 2023.
(2) Includes troubled debt restructurings of $4.6 million for the year ended December 31, 2022.
(3) There were no nonperforming Warehouse Purchase Program loans or Warehouse Purchase Program lines of credit for the periods presented.

The following tables present information regarding past due loans and nonperforming assets differentiated among originated loans, re-underwritten acquired loans, Non-PCD loans and PCD loans at the dates indicated:

	December 31, 2024				
		Acquired Loans			
	Originated Loans	Re-Underwritten Acquired Loans	Non-PCD Loans	PCD Loans	Total Loans
			(Dollars in thousands)		
Nonaccrual loans	$ 46,280	$ 4,216	$ 7,138	$ 16,013	$ 73,647
Accruing loans 90 or more days past due	2,189	—	—	—	2,189
Total nonperforming loans	48,469	4,216	7,138	16,013	75,836
Repossessed assets	—	—	4	—	4
Other real estate	3,174	—	854	1,673	5,701
Total nonperforming assets	$ 51,643	$ 4,216	$ 7,996	$ 17,686	$ 81,541
Nonperforming assets to total loans and other real estate by category	0.28%	0.29%	0.39%	4.07%	0.37%
Nonperforming assets to total loans, excluding Warehouse Purchase Program loans, and other real estate	0.30%	0.29%	0.39%	4.07%	0.39%
Nonaccrual loans to total loans	0.25%	0.29%	0.35%	3.70%	0.33%
Nonaccrual loans to total loans, excluding Warehouse Purchase Program loans	0.27%	0.29%	0.35%	3.70%	0.35%

	December 31, 2023				
		Acquired Loans			
	Originated Loans	Re-Underwritten Acquired Loans	Non-PCD Loans	PCD Loans	Total Loans
			(Dollars in thousands)		
Nonaccrual loans	$ 29,160	$ 2,612	$ 8,594	$ 28,322	$ 68,688
Accruing loans 90 or more days past due	—	552	8	1,635	2,195
Total nonperforming loans	29,160	3,164	8,602	29,957	70,883
Repossessed assets	76	—	—	—	76
Other real estate	1,323	—	—	385	1,708
Total nonperforming assets	$ 30,559	$ 3,164	$ 8,602	$ 30,342	$ 72,667
Nonperforming assets to total loans and other real estate by category	0.17%	0.24%	0.48%	5.77%	0.34%
Nonperforming assets to total loans, excluding Warehouse Purchase Program loans, and other real estate	0.18%	0.24%	0.48%	5.77%	0.36%
Nonaccrual loans to total loans	0.17%	0.20%	0.48%	5.39%	0.32%
Nonaccrual loans to total loans, excluding Warehouse Purchase Program loans	0.17%	0.20%	0.48%	5.39%	0.34%

The Company had $81.5 million in nonperforming assets at December 31, 2024 compared with $72.7 million at December 31, 2023 and $27.5 million at December 31, 2022. The nonperforming assets consisted of 368 separate credits or other real estate properties at December 31, 2024, compared with 292 at December 31, 2023 and 170 at December 31, 2022. The Company had $73.6 million, $68.7 million and $19.6 million in nonaccrual loans at December 31, 2024, 2023 and 2022, respectively.

At December 31, 2024, of the total nonperforming assets, $51.6 million resulted from originated loans, $4.2 million resulted from re-underwritten acquired loans, $8.0 million resulted from Non-PCD loans and $17.7 million resulted from PCD loans. At December 31, 2023, of the total nonperforming assets, $30.6 million resulted from originated loans, $3.2 million resulted from re-underwritten acquired loans, $8.6 million resulted from

Non-PCD loans and $30.3 million resulted from PCD loans. A PCD loan becomes impaired when there is a deterioration in projected cash flows after acquisition.

Nonperforming assets were 0.37% and 0.34% of total loans and other real estate at December 31, 2024 and 2023, respectively. The allowance for credit losses on loans as a percentage of total nonperforming loans was 463.9% at December 31, 2024 and 468.9% at December 31, 2023.

Allowance for Credit Losses

The following table presents, as of and for the periods indicated, an analysis of the allowance for credit losses and other related data:

	Years Ended December 31,		
	2024	2023	2022
	(Dollars in thousands)		
Average loans outstanding	$ 21,953,851	$ 20,576,902	$ 18,209,739
Gross loans outstanding at end of period	$ 22,149,209	$ 21,180,538	$ 18,839,827
Allowance for credit losses on loans at beginning of period	$ 332,362	$ 281,576	$ 286,380
Initial allowance on loans purchased with credit deterioration	26,078	76,793	—
Provision for credit losses	7,923	11,984	—
Charge-offs:			
Commercial and industrial	(9,706)	(19,603)	(1,273)
Real estate and agriculture	(4,262)	(17,493)	(1,747)
Consumer and other	(6,271)	(5,688)	(5,503)
Recoveries:			
Commercial and industrial	2,932	3,198	2,114
Real estate and agriculture	1,664	702	680
Consumer and other	1,085	893	925
Net charge-offs[1]	(14,558)	(37,991)	(4,804)
Allowance for credit losses on loans at end of period	$ 351,805	$ 332,362	$ 281,576
Ratio of allowance to end of period loans	1.59%	1.57%	1.49%
Ratio of allowance to end of period loans, excluding Warehouse Purchase Program loans	1.67%	1.63%	1.56%
Ratio of net charge-offs to average loans	0.07%	0.18%	0.03%
Ratio of allowance to end of period nonperforming loans	463.9%	468.9%	1102.9%
Ratio of allowance to end of period nonaccrual loans	477.7%	483.9%	1435.6%

(1) There was no net charge-off activity on Warehouse Purchase Program loans during the periods presented.

The allowance for credit losses is adjusted through charges to earnings in the form of a provision for credit losses. Management has established an allowance for credit losses which it believes is adequate to cover the expected losses in the Company's loan portfolio as of December 31, 2024. The amount of the allowance for credit losses on loans is affected by the following: (1) charge-offs of loans that occur when loans are deemed uncollectible and decrease the allowance, (2) recoveries on loans previously charged off that increase the allowance, (3) provisions for credit losses charged to earnings that increase the allowance, and (4) provision releases returned to earnings that decrease the allowance. Based on an evaluation of the loan portfolio and consideration of the factors listed below, management presents a quarterly review of the allowance for credit losses to the Bank's Board of Directors, indicating any change in the allowance since the last review and any recommendations as to adjustments in the allowance. Although management believes it uses the best information available to make determinations with respect to the allowance for credit losses, future adjustments may be necessary if economic conditions or borrower performance differ from the assumptions used in making the initial determinations.

The Company's allowance for credit losses on loans consists of two components: (1) a specific valuation allowance based on expected lifetime losses on specifically identified loans and (2) a general valuation allowance based on historical lifetime loan loss experience, current economic conditions, reasonable and supportable forecasted economic conditions and other qualitative risk factors both internal and external to the Company.

In setting the specific valuation allowance, the Company follows a loan review program to evaluate the credit risk in the total loan portfolio and assigns risk grades to each loan. Through this loan review process, the Company maintains an internal list of impaired loans which, along with the delinquency list of loans, helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for credit losses. All loans that have been identified as impaired are reviewed on a quarterly basis in order to determine whether a specific reserve is required. For certain impaired loans, the Company allocates a specific loan loss reserve primarily based on the value of the collateral securing the impaired loan. The specific reserves are determined on an individual loan basis. Loans for which specific reserves are provided are excluded from the general valuation allowance described below.

In connection with this review of the loan portfolio, the Company considers risk elements attributable to particular loan types or categories in assessing the quality of individual loans. Some of the risk elements include:

- for 1-4 family residential mortgage loans, borrower's ability to repay the loan, including a consideration of the debt to income ratio and employment and income stability, the loan to value ratio, and the age, condition and marketability of collateral;

- for commercial mortgage loans and multifamily residential loans, the debt service coverage ratio (income from the property in excess of operating expenses compared to loan payment requirements), operating results of the owner in the case of owner-occupied properties, the loan to value ratio, the age and condition of the collateral and the volatility of income, property value and future operating results typical of properties of that type;

- for construction, land development and other land loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or the ability to lease property constructed for lease, the quality and nature of contracts for presale or prelease, if any, experience and ability of the developer and loan to value ratio;

- for commercial and industrial loans, the operating results of the commercial, industrial or professional enterprise, the borrower's business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in that category and the value, nature and marketability of collateral;

- for the Warehouse Purchase Program, the capitalization and liquidity of the mortgage banking client, the operating experience, the Client's satisfactory underwriting of purchased loans and the consistent timeliness by the Client of loan resale to investors;

- for agriculture real estate loans, the experience and financial capability of the borrower, projected debt service coverage of the operations of the borrower and loan to value ratio; and

- for non-real estate agriculture loans, the operating results, experience and financial capability of the borrower, historical and expected market conditions and the value, nature and marketability of collateral.

In addition, for each category, the Company considers secondary sources of income and the financial strength and credit history of the borrower and any guarantors.

In determining the amount of the general valuation allowance, management considers factors such as historical lifetime loan loss experience, concentration risk of specific loan types, the volume, growth and composition of the Company's loan portfolio, current economic conditions and reasonable and supportable forecasted economic conditions that may affect borrower ability to pay and the value of collateral, the evaluation of the Company's loan portfolio through its internal loan review process, other qualitative risk factors both internal and external to the Company and other relevant factors. Historical lifetime loan loss experience is determined by utilizing an open-pool ("cumulative loss rate") methodology. Adjustments to the historical lifetime loan loss experience are made for differences in current loan pool risk characteristics such as portfolio concentrations, delinquency, non-accrual, and watch list levels, as well as changes in current and forecasted economic conditions such as unemployment rates, property and collateral values, and other indices relating to economic activity. The utilization of reasonable and supportable forecasts includes an immediate reversion to lifetime historical loss rates. Based on a review of these factors for each loan type, the Company applies an estimated percentage to the outstanding balance of each loan type, excluding any loan that has a specific reserve. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

A change in the allowance for credit losses can be attributable to several factors, most notably (1) specific reserves identified for impaired loans and PCD loans, (2) historical lifetime credit loss information, (3) changes in current and forecasted environmental factors and (4) growth in the balance of loans.

Changes in the Company's asset quality are reflected in the allowance in several ways. Specific reserves that are calculated on a loan-by-loan basis and the qualitative assessment of all other loans reflect current changes in the credit quality of the loan portfolio. Historical lifetime credit losses, on the other hand, are based on an open-pool ("cumulative loss rate") methodology, which is then applied to estimate lifetime credit losses in the loan portfolio. A deterioration in the credit quality of the loan portfolio in the current period would increase the historical lifetime loss rate to be applied in future periods, just as an improvement in credit quality would decrease the historical lifetime loss rate.

The allowance for credit losses is further determined by the size of the loan portfolio subject to the allowance methodology and environmental factors that include Company-specific risk indicators and general economic conditions, both of which are constantly changing. The Company evaluates the economic and portfolio-specific factors on a quarterly basis to determine a qualitative component of the general valuation allowance. The factors include current economic metrics, reasonable and supportable forecasted economic metrics, business conditions, delinquency trends, credit concentrations, nature and volume of the portfolio and other adjustments for items not covered by specific reserves and historical lifetime loss experience. Management's assessment of qualitative factors is a statistically based approach to determine the loss rate adjustment associated with such factors. Based on the Company's actual historical lifetime loan loss experience relative to economic and loan portfolio-specific factors at the time the losses occurred, management is able to identify the expected level of lifetime losses as of the date of measurement. The correlation of historical loss experience with current and forecasted economic conditions provides an estimate of lifetime losses that has not been previously factored into the general valuation allowance by the determination of specific reserves and lifetime historical losses. Additionally, the Company considers qualitative factors not easily quantified and the possibility of model imprecision.

Utilizing the aggregation of specific reserves, historical loss experience and a qualitative component, management is able to determine the valuation allowance to reflect the full lifetime loss.

The Company accounts for its acquisitions using the acquisition method of accounting. Accordingly, the assets, including loans, and liabilities of the acquired entity were recorded at their fair values at the acquisition date. These fair value estimates associated with acquired loans, and based on a discounted cash flow model, include estimates related to market interest rates and undiscounted projections of future cash flows that incorporate expectations of prepayments and the amount and timing of principal, interest and other cash flows, as well as any shortfalls thereof.

Non-PCD loans that were not deemed impaired subsequent to the acquisition date are considered non-impaired and are evaluated as part of the general valuation allowance. Non-PCD loans that have deteriorated to an impaired status subsequent to acquisition are evaluated for a specific reserve on a quarterly basis which, when identified, is added to the allowance for credit losses. The Company reviews impaired Non-PCD loans on a loan-by-loan basis and determines the specific reserve based on the difference between the recorded investment in the loan and one of three factors: expected future cash flows, observable market price or fair value of the collateral. Because essentially all of the Company's impaired Non-PCD loans have been collateral-dependent, the amount of the specific reserve historically has been determined by comparing the fair value of the collateral securing the Non-PCD loan with the recorded investment in such loan. In the future, the Company will continue to analyze impaired Non-PCD loans on a loan-by-loan basis and may use an alternative measurement method to determine the specific reserve, as appropriate and in accordance with applicable accounting standards.

PCD loans are monitored individually or on a pooled basis quarterly-to assess for changes in expected cash flows subsequent to acquisition. If a deterioration in cash flows is identified, an increase to the PCD reserves for that individual loan or pool of loans may be required. PCD loans were recorded at their acquisition date fair values, which were based on expected cash flows and considers estimates of expected future credit losses. The Company's estimates of loan fair values at the acquisition date may be adjusted for a period of up to one year as the Company continues to evaluate its estimate of expected future cash flows at the acquisition date. If the Company determines that losses arose after the acquisition date, the additional losses will be reflected as a provision for credit losses.

As described in the section captioned "Critical Accounting Estimates" above, the Company's determination of the allowance for credit losses involves a high degree of judgment and complexity. The Company's analysis of qualitative, or environmental, factors on pools of loans with common risk characteristics, in combination with the quantitative historical lifetime loss information and specific reserves, provides the Company with an estimate of lifetime losses. The allowance must reflect changes in the balance of loans subject to the allowance methodology, as well as the estimated lifetime losses associated with those loans.

The following table shows the allocation of the allowance for credit losses among various categories of loans and certain other information as of the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any loan category.

	December 31,					
	2024		2023		2022	
	Amount	Percent of Loans to Total Loans[1]	Amount	Percent of Loans to Total Loans[1]	Amount	Percent of Loans to Total Loans[1]
	(Dollars in thousands)					
Balance of allowance for credit losses on loans applicable to:						
Commercial and industrial	$ 65,500	11.9%	$ 59,832	11.3%	$ 62,319	14.3%
Real estate	250,866	81.4%	254,091	83.1%	205,920	80.3%
Agriculture and agriculture real estate	27,693	4.9%	11,380	4.0%	7,699	3.8%
Consumer and other	7,746	1.8%	7,059	1.6%	5,638	1.6%
Total allowance for credit losses on loans	$ 351,805	100.0%	$ 332,362	100.0%	$ 281,576	100.0%

(1) Loans outstanding as a percentage of total loans, excluding Warehouse Purchase Program loans.

The Company further disaggregates its allowance for credit losses to distinguish between the portion of the allowance attributed to originated loans and the portion attributed to acquired loans.

The following tables present, as of and for the periods indicated, information regarding the allowance for credit losses on loans differentiated between originated loans and acquired loans, which includes re-underwritten acquired loans, Non-PCD loans and PCD loans. Reported net charge-offs may include those from Non-PCD loans and PCD loans, but only if the total charge-off required is greater than the remaining discount.

	As of and for the Year Ended December 31, 2024		
	Originated Loans	Acquired Loans	Total
	(Dollars in thousands)		
Average loans outstanding	$ 18,080,054	$ 3,873,797	$ 21,953,851
Gross loans outstanding at end of period	$ 18,179,937	$ 3,969,272	$ 22,149,209
Allowance for credit losses on loans at beginning of period	$ 222,413	$ 109,949	$ 332,362
Initial allowance on loans purchased with credit deterioration	—	26,078	26,078
Provision for credit losses	13,026	(5,103)	7,923
Charge-offs:			
Commercial and industrial	(2,521)	(7,185)	(9,706)
Real estate and agriculture	(1,641)	(2,621)	(4,262)
Consumer and other	(5,881)	(390)	(6,271)
Recoveries:			
Commercial and industrial	839	2,093	2,932
Real estate and agriculture	41	1,623	1,664
Consumer and other	962	123	1,085
Net charge-offs[1]	(8,201)	(6,357)	(14,558)
Allowance for credit losses on loans at end of period	$ 227,238	$ 124,567	$ 351,805
Ratio of allowance to end of period loans	1.25%	3.14%	1.59%
Ratio of allowance to end of period loans, excluding Warehouse Purchase Program loans	1.33%	3.14%	1.67%
Ratio of net charge-offs to average loans	0.05%	0.16%	0.07%
Ratio of allowance to end of period nonperforming loans	468.8%	455.2%	463.9%
Ratio of allowance to end of period nonaccrual loans	491.0%	455.2%	477.7%

	As of and for the Year Ended December 31, 2023		
	Originated Loans	Acquired Loans	Total
	(Dollars in thousands)		
Average loans outstanding	$ 17,105,274	$ 3,471,628	$ 20,576,902
Gross loans outstanding at end of period	$ 17,532,339	$ 3,648,199	$ 21,180,538
Allowance for credit losses on loans at beginning of period	$ 209,467	$ 72,109	$ 281,576
Initial allowance on loans purchased with credit deterioration	—	76,793	76,793
Provision for credit losses	19,808	(7,824)	11,984
Charge-offs:			
Commercial and industrial	(2,829)	(16,774)	(19,603)
Real estate and agriculture	(918)	(16,575)	(17,493)
Consumer and other	(5,505)	(183)	(5,688)
Recoveries:			
Commercial and industrial	1,438	1,760	3,198
Real estate and agriculture	178	524	702
Consumer and other	774	119	893
Net charge-offs[1]	(6,862)	(31,129)	(37,991)
Allowance for credit losses on loans at end of period	$ 222,413	$ 109,949	$ 332,362
Ratio of allowance to end of period loans	1.27%	3.01%	1.57%
Ratio of allowance to end of period loans, excluding Warehouse Purchase Program loans	1.33%	3.01%	1.63%
Ratio of net charge-offs to average loans	0.04%	0.90%	0.18%
Ratio of allowance to end of period nonperforming loans	762.7%	263.5%	468.9%
Ratio of allowance to end of period nonaccrual loans	762.7%	278.2%	483.9%

(1) There was no net charge-off activity on Warehouse Purchase Program loans during the periods presented.

The Company had gross charge-offs on originated loans of $10.0 million during the year ended December 31, 2024 compared with $9.3 million during the year ended December 31, 2023. Partially offsetting these charge-offs were recoveries on originated loans of $1.8 million for the year ended December 31, 2024 compared with $2.4 million for the year ended December 31, 2023. Total charge-offs for the year ended December 31, 2024 were $20.2 million, partially offset by total recoveries of $5.7 million. Total charge-offs for the year ended December 31, 2023 were $42.8 million, partially offset by total recoveries of $4.8 million.

The following table shows the allocation of the net charge-offs and net recoveries among various categories of loans as of the dates indicated.

	December 31,			
	2024		2023	
	Amount	Percent of Net Charge-offs to Average Loans	Amount	Percent of Net Charge-offs to Average Loans
	(Dollars in thousands)			
Balance of net (charge-offs) recoveries applicable to:				
Commercial and industrial	$ (6,774)	0.03%	$ (16,405)	0.08%
Real estate:				
Construction, land development and other land loans	(779)	0.00%	(27)	0.00%
1-4 family residential (including home equity)	(1,471)	0.01%	268	0.00%
Commercial real estate (including multi-family residential)	(222)	0.00%	(17,116)	0.08%
Agriculture (includes farmland)	(126)	0.00%	84	0.00%
Consumer and other	(5,186)	0.02%	(4,795)	0.02%
Total net charge-offs	$ (14,558)	0.07%	$ (37,991)	0.18%

The following tables show the allocation of the allowance for credit losses among various categories of loans disaggregated between originated loans, re-underwritten acquired loans, Non-PCD loans and PCD loans at the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any loan category, regardless of whether allocated to an originated loan or an acquired loan.

	December 31, 2024					
		Acquired Loans				
	Originated Loans	Re-Underwritten Acquired Loans	Non-PCD Loans	PCD Loans	Total Allowance	Percent of Loans to Total Loans[1]
	(Dollars in thousands)					
Balance of allowance for credit losses on loans applicable to:						
Commercial and industrial	$ 34,528	$ 18,003	$ 5,159	$ 7,810	$ 65,500	11.9%
Real estate	176,668	11,676	18,514	44,008	250,866	81.4%
Agriculture and agriculture real estate	8,646	2,385	1,143	15,519	27,693	4.9%
Consumer and other	7,396	199	137	14	7,746	1.8%
Total allowance for credit losses on loans	$ 227,238	$ 32,263	$ 24,953	$ 67,351	$ 351,805	100.0%

	December 31, 2023					
		Acquired Loans				
	Originated Loans	Re-Underwritten Acquired Loans	Non-PCD Loans	PCD Loans	Total Allowance	Percent of Loans to Total Loans[1]
			(Dollars in thousands)			
Balance of allowance for credit losses on loans applicable to:						
Commercial and industrial	$ 27,948	$ 18,211	$ 5,340	$ 8,333	$ 59,832	11.3%
Real estate	181,358	9,239	16,511	46,983	254,091	83.1%
Agriculture and agriculture real estate	7,750	1,037	256	2,337	11,380	4.0%
Consumer and other	5,357	1,465	217	20	7,059	1.6%
Total allowance for credit losses on loans	$ 222,413	$ 29,952	$ 22,324	$ 57,673	$ 332,362	100.0%

(1) Loans outstanding as a percentage of total loans, excluding Warehouse Purchase Program loans.

At December 31, 2024, the allowance for credit losses on loans totaled $351.8 million or 1.59% of total loans, including acquired loans with discounts, an increase of $19.4 million or 5.8% compared to the allowance for credit losses on loans totaling $332.4 million or 1.57% of total loans, including acquired loans with discounts, at December 31, 2023, primarily due to the LSSB Merger. Net charge-offs were $14.6 million for the year ended December 31, 2024. Net charge-offs for the year ended December 31, 2024 included $3.4 million related to resolved PCD loans, which had specific reserves that were allocated to the charge-offs. Additionally, reserves on PCD loans increased by $26.1 million due to Day One accounting for PCD loans at the time of the LSSB Merger. Further, $15.4 million of reserves on resolved PCD loans were released to the general reserve.

At December 31, 2023, the allowance for credit losses on loans totaled $332.4 million or 1.57% of total loans, including acquired loans with discounts, an increase of $50.8 million or 18.0% compared to the allowance for credit losses on loans totaling $281.6 million or 1.49% of total loans, including acquired loans with discounts, at December 31, 2022, primarily due to the FB Merger. Net charge-offs were $38.0 million for the year ended December 31, 2023. Net charge-offs for the year ended December 31, 2023 included $16.6 million related to resolved PCD loans and $15.0 million related to one commercial real estate loan acquired in a previous merger. The PCD loans had reserves of $16.3 million assigned as of the acquisition date. Additionally, reserves on PCD loans increased by $76.8 million due to the FB Merger and $23.5 million of reserves on resolved PCD loans was released to the general reserve.

At December 31, 2024, $227.2 million of the allowance for credit losses on loans was attributable to originated loans compared with $222.4 million of the allowance at December 31, 2023, an increase of $4.8 million or 2.2%. At December 31, 2024, $32.3 million of the allowance for credit losses on loans was attributable to re-underwritten acquired loans compared with $30.0 million of the allowance at December 31, 2023, an increase of $2.3 million or 7.7%. At December 31, 2024, $25.0 million of the allowance for credit losses on loans was attributable to Non-PCD loans compared with $22.3 million of the allowance at December 31, 2023, an increase of $2.6 million or 11.8%. At December 31, 2024, $67.4 million of the allowance for credit losses on loans attributable to PCD loans compared with $57.7 million of the allowance at December 31, 2023, an increase of $9.7 million or 16.8%.

At December 31, 2024 and 2023, the Company had $35.2 million and $27.9 million, respectively, of total outstanding net accretable discounts on Non-PCD and PCD loans.

The Company believes that the allowance for credit losses on loans at December 31, 2024 is adequate to cover the expected losses that may be realized from the loan portfolio as of such date. Nevertheless, the Company could sustain losses in future periods that could be substantial in relation to the size of the allowance at December 31, 2024.

Allowance for Credit Losses on Off-Balance Sheet Credit Exposures

The allowance for credit losses on off-balance sheet credit exposures estimates expected credit losses over the contractual period in which there is exposure to credit risk via a contractual obligation to extend credit, except when an obligation is unconditionally cancelable by the Company. The allowance is adjusted by provisions for credit losses charged to earnings that increase the allowance, or by provision releases returned to earnings that decrease the allowance. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on the commitments expected to fund. The estimate of commitments expected to fund is affected by historical analysis of utilization rates. The expected credit loss rates applied to the commitments expected to fund are affected by the general valuation allowance utilized for outstanding balances with the same underlying assumptions and drivers. As of December 31, 2024 and 2023, the Company had $37.6 million and $36.5 million, respectively, in allowance for credit losses on off-balance sheet credit exposures, with the increase due to the LSSB Merger. The allowance for credit losses on off-balance sheet credit exposures is a separate line item on the Company's consolidated balance sheet.

The following table represents a rollforward of the allowance for credit losses on off-balance sheet credit exposures as of the dates indicated.

| | Year Ended December 31, | | |
| | 2024 | | 2023 |
	(Dollars in thousands)		
Balance at beginning of period	$	36,503	$ 29,947
Provision for credit losses on off-balance sheet credit exposures		1,143	6,556
Balance at end of period	$	37,646	$ 36,503

Securities

The Company uses its securities portfolio to manage interest rate risk and as a source of income and liquidity for cash requirements. At December 31, 2024, the carrying amount of investment securities totaled $11.09 billion, a decrease of $1.71 billion or 13.4% compared with $12.80 billion at December 31, 2023. At December 31, 2024, securities represented 28.0% of total assets compared with 33.2% of total assets at December 31, 2023.

At the date of purchase, the Company is required to classify debt and equity securities into one of three categories: held to maturity, trading or available for sale. At each reporting date, the appropriateness of the classification is reassessed. Investments in debt securities are classified as held to maturity and measured at amortized cost in the financial statements only if management has the positive intent and ability to hold those securities to maturity. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading and measured at fair value in the financial statements with unrealized gains and losses included in earnings. Investments not classified as either held to maturity or trading are classified as available for sale and measured at fair value in the financial statements with unrealized gains and losses reported, net of tax, in a separate component of shareholders' equity until realized.

The following table summarizes the carrying value by classification of securities as of the dates shown:

	December 31,					
	2024		**2023**		**2022**	
	Amortized Cost	**Fair Value**	**Amortized Cost**	**Fair Value**	**Amortized Cost**	**Fair Value**
	(Dollars in thousands)					
Available for Sale						
Corporate debt securities	$ 14,350	$ 16,325	$ 20,698	$ 21,787	$ —	$ —
Collateralized mortgage obligations	216,142	212,990	321,881	320,044	359,251	357,402
Mortgage-backed securities	108,524	107,645	97,779	96,757	101,647	99,100
Total	$ 339,016	$ 336,960	$ 440,358	$ 438,588	$ 460,898	$ 456,502
Held to Maturity						
U.S. Treasury securities and obligations of U.S. Government agencies	5,861	$ 5,817	$ 7,631.00	$ 7,579.00	$ —	$ —
States and political subdivisions	98,125	95,835	116,497	116,055	122,361	119,974
Corporate debt securities	12,000	8,160	12,000	7,800	12,000	9,480
Collateralized mortgage obligations	232,345	208,217	263,250	242,386	271,727	249,182
Mortgage-backed securities	10,409,133	9,064,450	11,965,930	10,610,778	13,613,415	12,008,489
Total	$10,757,464	$ 9,382,479	$12,365,308	$10,984,598	$14,019,503	$12,387,125

The investment securities portfolio is measured for expected credit losses by segregating the portfolio into two general classifications and applying the appropriate expected credit losses methodology. Investment securities classified as available for sale or held to maturity are evaluated for expected credit losses under CECL.

Available for sale securities. For available for sale securities in an unrealized loss position, the amount of the expected credit losses recognized in earnings depends on whether an entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. If an entity intends to sell or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the expected credit losses will be recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the expected credit losses will be separated into the amount representing the credit-related portion of the impairment loss ("credit loss") and the noncredit portion of the impairment loss ("noncredit portion"). The amount of the total expected credit losses related to the credit loss is determined based on the difference between the present value of cash flows expected to be collected and the amortized cost basis, and such difference is recognized in earnings. The amount of the total expected credit losses related to the noncredit portion is recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the expected credit losses recognized in earnings will become the new amortized cost basis of the investment.

As of December 31, 2024, management does not have the intent to sell any of the securities classified as available for sale before a recovery of cost. In addition, management believes it is more likely than not that the Company will not be required to sell any of its investment securities before a recovery of cost. The unrealized losses are largely due to changes in market interest rates and spread relationships since the time the underlying securities were purchased. The fair value is expected to recover as the securities approach their maturity date or repricing date or if market yields for such investments decline. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of December 31, 2024, management believes that there is no potential for credit losses on available for sale securities.

Held to maturity securities. The Company's held to maturity investments include mortgage-related bonds issued by either the Government National Mortgage Corporation ("Ginnie Mae"), Fannie Mae or Federal Home Loan Mortgage Corporation ("Freddie Mac"). Ginnie Mae issued securities are explicitly guaranteed by the U.S. government, while Fannie Mae and Freddie Mac issued securities are fully guaranteed by those respective United States government-sponsored agencies, and conditionally guaranteed by the full faith and credit of the United States. The Company's held to maturity securities also include taxable and tax-exempt municipal securities issued primarily by school districts, utility districts and municipalities located in Texas. The Company's investment in municipal securities is exposed to credit risk. The securities are highly rated by major rating agencies and regularly reviewed by management. A significant portion are guaranteed or insured by either the Texas Permanent School Fund, Assured Guaranty or Build America Mutual. As of December 31, 2024, the Company's municipal securities represent 0.9% of the securities portfolio. Management has the ability and intent to hold the securities classified as held to maturity until they mature, at which time the Company will receive full value for the securities. Accordingly, as of December 31, 2024, management believes that there is no potential for material credit losses on held to maturity securities.

The following table summarizes the contractual maturity of securities and their weighted average yields as of December 31, 2024. The contractual maturity of a mortgage-backed security is the date at which the last underlying mortgage matures. The weighted average life of the Company's securities portfolio was 4.82 years, with a modified duration of 3.97 years at December 31, 2024. Available for sale securities are shown at fair value and held to maturity securities are shown at amortized cost. For purposes of the table below, tax-exempt states and political subdivisions are calculated on a tax equivalent basis.

	December 31, 2024									
	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total	Yield
					(Dollars in thousands)					
U.S. Treasury securities and obligations of U.S. Government agencies	$ —	0.00%	$ 5,861	3.95%	$ —	0.00%	$ —	0.00%	$ 5,861	3.95%
States and political subdivisions	14,781	4.13%	42,306	3.67%	33,570	3.38%	7,468	1.52%	98,125	3.48%
Corporate debt securities	—	0.00%	815	17.08%	27,510	1.63%	—	0.00%	28,325	2.08%
Collateralized mortgage obligations	4,991	5.05%	37,106	5.14%	122,894	5.05%	280,344	3.24%	445,335	3.92%
Mortgage-backed securities	5,217	2.83%	507,417	2.65%	1,161,458	2.58%	8,842,686	1.84%	10,516,778	1.96%
Total	$ 24,989	4.05%	$ 593,505	2.91%	$1,345,432	2.80%	$9,130,498	1.88%	$11,094,424	2.05%

The contractual maturity of mortgage-backed securities and collateralized mortgage obligations is not a reliable indicator of their expected life because borrowers have the right to prepay their obligations at any time with or without call or prepayment penalties. Mortgage-backed securities monthly pay downs cause the average lives of the securities to be much different than their stated lives. During a period of increasing interest rates, fixed rate mortgage-backed securities do not tend to experience heavy prepayments of principal, and consequently, the average life of this security will be lengthened. If interest rates begin to fall, prepayments may increase, thereby shortening the estimated life of this security.

At December 31, 2024 and 2023, the Company did not own securities of any one issuer (other than the U.S. government and its agencies) for which aggregate adjusted cost exceeded 10% of the consolidated shareholders' equity at such respective dates.

The average tax equivalent yield of the securities portfolio was 2.05% as of December 31, 2024, compared with 2.07% and 2.02% as of December 31, 2023 and 2022, respectively. The average tax equivalent yield on the securities portfolio is based upon expected prepayment speeds, other industry standard projections and on a 21% tax rate in 2024, 2023 and 2022.

The average yield excluding the tax equivalent adjustment was 2.07% for the year ended December 31, 2024, compared with 2.06% for the year ended December 31, 2023 and 1.78% for the year ended December 31, 2022. The overall change in the average securities portfolio over the comparable periods was primarily due to maturities, principal amortization, prepayments and sales of investment securities during the year ended December 31, 2024.

Mortgage-backed securities are securities that have been developed by pooling a number of real estate mortgages and which are principally issued by federal agencies such as Ginnie Mae, Fannie Mae and Freddie Mac. These securities are deemed to have high credit ratings, and minimum regular monthly cash flows of principal and interest are guaranteed by the issuing agencies.

Unlike U.S. Treasury and U.S. government agency securities, which have a lump sum payment at maturity, mortgage-backed securities provide cash flows from regular principal and interest payments and principal prepayments throughout the lives of the securities. Premiums and discounts on mortgage-backed securities are amortized over the expected life of the security and may be impacted by prepayments. As such, mortgage-backed securities which are purchased at a premium will generally suffer decreasing net yields as interest rates drop because homeowners tend to refinance their mortgages resulting in prepayments and an acceleration of premium amortization. Securities purchased at a discount will obtain higher net yields in a decreasing interest rate environment as prepayments result in an acceleration of discount accretion. At December 31, 2024, 85.0% of the mortgage-backed securities held by the Company had contractual final maturities of more than ten years with a weighted average life of 5.24 years. As noted above, contractual maturities are not a reliable indicator of expected life because of borrower prepayment rights.

Collateralized mortgage obligations ("CMOs") are bonds that are backed by pools of mortgages. The pools can be Ginnie Mae, Fannie Mae or Freddie Mac pools or they can be private-label pools. CMOs are designed so that the mortgage collateral will generate a cash flow sufficient to provide for the timely repayment of the bonds. So long as the collateral cash flow is adequate to meet scheduled bond payments, the mortgage collateral pool can be structured to accommodate various desired bond repayment schedules. This is accomplished by dividing the bonds into classes to which payments on the underlying mortgage pools are allocated in different order. The bond's cash flow, for example, can be dedicated to one class of bondholders at a time, thereby increasing call protection to bondholders. In private-label CMOs, losses on underlying mortgages are directed to the most junior of all classes and then to the classes above in order of increasing seniority, which means that the senior classes have enough credit protection to be given the highest credit rating by the rating agencies.

Visa Class B-1 Stock Exchange. During the second quarter of 2024, the Bank tendered all of its shares of Visa Class B-1 common stock in exchange for a combination of Visa Class B-2 common stock and Visa Class C common stock, pursuant to the terms and subject to the conditions of the public offering of Visa to exchange its Class B-1 common stock for a combination of shares of its Class B-2 common stock and Class C common stock, which expired on May 3, 2024. The Company recorded a gain of $20.6 million during the second quarter of 2024 based on the conversion privilege of the Class C common stock and the closing price of Visa Class A common stock. In the exchange, the Bank received 48,492 shares of Class B-2 stock, recorded at zero cost basis, and 19,245 shares of Class C common stock and has subsequently sold all shares of Class C stock.

Deposits

The Company's lending and investing activities are primarily funded by deposits. The Company offers a variety of deposit accounts having a wide range of interest rates and terms including demand, savings, money market and time accounts. The Company relies primarily on competitive pricing policies and customer service to attract and retain these deposits.

Total deposits at December 31, 2024 were $28.38 billion, an increase of $1.20 billion or 4.4% compared with $27.18 billion at December 31, 2023, primarily due to the LSSB Merger acquired deposits. Total deposits at December 31, 2023 were $27.18 billion, a decrease of $1.35 billion or 4.7% compared with $28.53 billion at December 31, 2022, primarily due to a decrease in business deposits and public fund deposits, partially offset by the FB Merger acquired deposits. Noninterest-bearing deposits at December 31, 2024 were $9.80 billion compared with $9.78 billion at December 31, 2023, an increase of $21.9 million. Noninterest-bearing deposits at December 31, 2023 were $9.78 billion compared with $10.92 billion at December 31, 2022, a decrease of $1.14 billion or 10.4%. Interest-bearing deposits at December 31, 2024 were $18.58 billion, an increase of $1.18 billion or 6.8% compared with $17.40 billion at December 31, 2023. Interest-bearing deposits at December 31, 2023 were $17.40 billion, a decrease of $214.8 million or 1.2% compared with $17.62 billion at December 31, 2022.

The daily average balances and weighted average rates paid on deposits for each of the years ended December 31, 2024, 2023 and 2022 are presented below:

	Years Ended December 31,					
	2024		2023		2022	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)					
Interest-bearing checking	$ 4,900,189	0.72%	$ 5,150,049	0.38%	$ 6,299,924	0.16%
Regular savings	2,765,978	0.71	3,164,512	0.70	3,535,908	0.24
Money market savings	6,183,032	2.83	5,965,333	2.45	6,848,270	0.55
Time deposits	4,301,763	4.16	2,832,754	2.99	2,322,754	0.52
Total interest-bearing deposits	18,150,962	2.25	17,112,648	1.59	19,006,856	0.36
Noninterest-bearing deposits	9,683,980	—	10,224,241	—	10,903,539	—
Total deposits	$ 27,834,942	1.47%	$ 27,336,889	1.00%	$ 29,910,395	0.23%

The Company's ratio of average noninterest-bearing deposits to average total deposits for the years ended December 31, 2024, 2023 and 2022 was 34.8%, 37.4% and 36.5%, respectively.

The following table sets forth the amount of the Company's certificates of deposit that are $250,000 or greater by time remaining until maturity at December 31, 2024 (dollars in thousands):

Three months or less	$ 1,043,084	56.2%
Over three through six months	705,825	38.1
Over six through 12 months	88,554	4.8
Over 12 months	17,031	0.9
Total	$ 1,854,494	100.0%

Total uninsured deposits, including certificates of deposits, were $11.88 billion and $10.73 billion at December 31, 2024 and 2023, respectively.

Other Borrowings

The Company utilizes borrowings to supplement deposits to fund its lending and investment activities. Borrowings consist of funds from the Federal Reserve Board Bank Term Funding Program ("BTFP"), the Federal Home Loan Bank ("FHLB") and securities sold under repurchase agreements.

The following table presents the Company's borrowings at December 31, 2024 and 2023:

	Bank Term Funding Program	FHLB Advances	Securities Sold Under Repurchase Agreements
		(Dollars in thousands)	
December 31, 2024			
Amount outstanding at year-end	$ —	$ 3,200,000	$ 221,913
Weighted average interest rate at year-end	—	4.38%	2.44%
Maximum month-end balance during the year	$ 3,900,000	$ 3,200,000	$ 297,629
Average balance outstanding during the year	$ 3,676,954	$ 125,956	$ 257,171
Weighted average interest rate during the year	4.78%	4.58%	2.70%
December 31, 2023			
Amount outstanding at year-end	$ 3,725,000	$ —	$ 309,277
Weighted average interest rate at year-end	4.83%	—	2.31%
Maximum month-end balance during the year	$ 3,725,000	$ 4,125,000	$ 462,364
Average balance outstanding during the year	$ 1,826,195	$ 2,182,421	$ 389,313
Weighted average interest rate during the year	5.10%	5.22%	2.42%

FHLB advances and long-term notes payable—The Company has an available line of credit with the FHLB of Dallas, which allows the Company to borrow on a collateralized basis. The Company's FHLB advances are typically considered short-term borrowings and are used to manage liquidity as needed. Maturing advances are replaced by drawing on available cash, making additional borrowings or through increased customer deposits. At December 31, 2024, the Company had total borrowing capacity of $7.94 billion under this line. FHLB advances of $3.20 billion were outstanding at December 31, 2024, with an interest rate of 4.38%. At December 31, 2024, the Company had no FHLB long-term notes payable balance outstanding.

Bank Term Funding Program— During the second quarter of 2023, the Bank began participating in the BTFP, which ceased extending new loans as of March 11, 2024. Under the BTFP program, eligible depository institutions could obtain loans of up to one year in length by pledging U.S. Treasuries, agency debt and mortgage-backed securities, and other qualifying assets as collateral. At December 31, 2024, the Company had no BTFP balance outstanding.

Securities sold under repurchase agreements with Company customers—At December 31, 2024, the Company had $221.9 million in securities sold under repurchase agreements compared with $309.3 million at December 31, 2023, a decrease of $87.4 million or 28.2%, with weighted average interest rates paid of 2.70% and 2.42% for the years ended December 31, 2024 and 2023, respectively. Repurchase agreements are generally settled on the following business day; however, approximately $2.7 million of repurchase agreements outstanding at December 31, 2024 have maturity dates ranging from 12 to 24 months. All securities sold under repurchase agreements are collateralized by certain pledged securities.

Subordinated debentures— On May 1, 2023, in connection with the acquisition of First Bancshares, the Company assumed the obligation related to $3.1 million of Floating Rate Junior Subordinated Deferrable Interest Debentures and trust preferred securities (the "Subordinated Debentures"), which the Company redeemed on September 18, 2023. Accordingly, as of December 31, 2024 and 2023, the Company had no Subordinated Debentures outstanding.

Interest Rate Sensitivity and Market Risk

The Company's asset liability and funds management policy provides management with the guidelines for effective funds management, and the Company has established a measurement system for monitoring its net interest rate sensitivity position. The Company manages its sensitivity position within established guidelines.

As a financial institution, the Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates ultimately will impact both (1) the level of income and expense recorded on most of the Company's assets and liabilities and (2) the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income, a loss of current fair market values, or both. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while maximizing income.

The Company primarily manages its exposure to interest rates by structuring its balance sheet in the ordinary course of business. The Company does not employ material amounts of instruments such as leveraged derivatives, interest rate swaps, financial options, financial future contracts or forward delivery contracts for the purpose of reducing interest rate risk. Based upon the nature of the Company's operations, with the exception of how commodity prices may impact the Company's borrowers' ability to repay loans, the Company is not subject to foreign exchange or commodity price risk. The Company is not involved in trading assets for its own account.

The Company's exposure to interest rate risk is managed by the Asset Liability Committee ("ALCO"), which consists of senior officers of the Company, in accordance with policies approved by the Company's Board of Directors. The ALCO formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, the ALCO considers the impact on earnings and capital of the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors. The ALCO meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activities, commitments to originate loans and the maturities of investments and borrowings. Additionally, the ALCO reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity. Management uses two methodologies to manage interest rate risk: (1) an analysis of relationships between interest-earning assets and interest-bearing liabilities; and (2) an interest rate shock simulation model. The Company has traditionally managed its business to minimize its overall exposure to changes in interest rates.

The Company primarily uses an interest rate risk simulation model to evaluate the interest rate sensitivity of net interest income and the balance sheet. Contractual maturities and repricing opportunities of loans are incorporated in the model as are prepayment assumptions, maturity data and call options within the investment portfolio. Assumptions based on past experience are incorporated into the model for nonmaturity deposit accounts. Interest rate shocks are applied to a static balance sheet to estimate the potential impact on net interest income and the aggregated market value of the balance sheet. As of December 31, 2024, these interest rate shocks consisted of instantaneous and parallel shifts in the yield curve moving from – 400 basis points to + 400 basis points, in 100 basis-point increments. The forecasted net interest income assuming no change in interest rates is compared to the forecasted net interest income in the shocks to measure the sensitivity of the Company's earnings to changes in interest rates. Other simulations are run on a regular basis that include the gradual and rapid ramping of interest rates, yield curve twists and changes in the balance sheet composition.

The following table summarizes the simulated change in net interest income at the 12-month horizon, considering the balance sheet composition as of December 31, 2024 and 2023:

	Percent Change in Net Interest Income	
Change in Interest Rates (Basis Points)	**December 31, 2024**	**December 31, 2023**
+200	1.0%	(5.5)%
+100	0.9%	(2.4)%
Base	0.0%	0.0%
-100	(2.3)%	3.1%
-200	(5.0)%	3.2%

The Company continues to manage its asset sensitivity within the scope of its risk tolerances and changing market conditions. At December 31, 2024, a projected 200 basis point increase in rates resulted in a projected increase in net interest income of 1.0% compared with a projected 5.5% decrease in net interest income at December 31, 2023. These projections can be impacted by a variety of factors, including changes in interest rates, changes in model assumptions and shifts in the Company's balance sheet composition. During 2024, the Company increased its investment in short-term liquid assets and gradually reduced the size of its fixed-rate investment portfolio. In addition, deposits increased during the year enabling the Company to reduce short-term borrowings and fund loan growth. These balance sheet shifts were the primary factors causing the Company's shift to an asset sensitive position at December 31, 2024.

The results are significantly influenced by the behavior of demand, money market and savings deposits and the overall balance sheet composition during such rate fluctuations. The Company has found that, historically, interest rates on these deposits change more slowly than changes in the discount and federal funds rates. This assumption is incorporated into the simulation model and is generally not fully reflected in a gap analysis. The assumptions incorporated into the model are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model's simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.

Liquidity

Liquidity involves the Company's ability to raise funds to support asset growth and acquisitions or reduce assets to meet deposit withdrawals and other payment obligations, to maintain reserve requirements and otherwise to operate the Company on an ongoing basis and manage unexpected events. During 2024 and 2023, the Company's liquidity needs were primarily met by core deposits, security and loan maturities and amortizing investment and loan portfolios. Additionally, the Company utilized advances from the FHLB of Dallas and the Federal Reserve Board BTFP. Although access to purchased funds from correspondent banks may be available and has been utilized on occasion to take advantage of investment opportunities, the Company does not generally rely on this external funding source.

The following table illustrates, during the years presented, the mix of the Company's funding sources and the average assets in which those funds are invested as a percentage of the Company's average total assets for the periods indicated. Average assets totaled $39.60 billion for 2024 compared with $38.97 billion for 2023.

	2024	2023
Source of Funds:		
Deposits:		
Noninterest-bearing	24.45%	26.23%
Interest-bearing	45.84	43.91
Securities sold under repurchase agreements	0.65	1.00
Other borrowings	9.60	10.29
Other noninterest-bearing liabilities	1.01	0.74
Shareholders' equity	18.45	17.83
Total	100.00%	100.00%
Uses of Funds:		
Loans	55.44%	52.80%
Securities	30.14	35.20
Federal funds sold and other interest-earning assets	3.07	0.64
Other noninterest-earning assets	11.35	11.36
Total	100.00%	100.00%
Average noninterest-bearing deposits to average deposits	34.79%	37.40%
Average loans to average deposits	78.87%	75.27%

The Company's largest source of funds is deposits, and the Company's principal uses of funds are loans and securities. The Company does not expect a change in the source or use of its funds in the foreseeable future. The Company's average deposits increased 1.8% for the year ended December 31, 2024 compared with the year ended December 31, 2023. The Company's average loans increased 6.7% for the year ended December 31, 2024 compared with the year ended December 31, 2023. The Company predominantly invests excess deposits in government-backed securities until the funds are needed to fund loan growth. The Company's securities portfolio has a weighted average life of 4.82 years and a modified duration of 3.97 years at December 31, 2024.

As of December 31, 2024, the Company had outstanding $3.98 billion in commitments to extend credit, $86.4 million in commitments associated with outstanding standby letters of credit and $1.06 billion in commitments associated with unused capacity on Warehouse Purchase Program loans. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the total outstanding may not necessarily reflect the actual future cash funding requirements.

As of December 31, 2024, the Company had no exposure to future cash requirements associated with known uncertainties or capital expenditures of a material nature.

As of December 31, 2024, the Company had cash and cash equivalents of $1.97 billion compared with $458.4 million at December 31, 2023, an increase of $1.51 billion or 330.3%. The increase was primarily due to net proceeds from maturities, sales and principal paydowns of investment securities of $1.74 billion, net cash provided by operating activities of $472.7 million and net cash provided by the purchase of Lone Star of $169.9 million, partially offset by net repayments of other short-term borrowings of $525.0 million, payments of cash dividends of $214.4 million, a net decrease in securities sold under repurchase agreements of $87.4 million and repurchase of common stock of $74.8 million.

Share Repurchases

On January 21, 2025, the Company announced a stock repurchase program under which the Company could repurchase up to 5%, or approximately 4.8 million shares, of its outstanding common stock over a one-year period expiring on January 21, 2026, at the discretion of management. Under the stock repurchase program, the Company may repurchase shares from time to time at prevailing market prices, through open-market purchases or privately negotiated transactions, depending upon market conditions. Repurchases under this program may also be made in transactions outside the safe harbor during a pending merger, acquisition or similar transaction. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements, market conditions, and other corporate liquidity requirements and priorities. Shares of stock repurchased are held as authorized but unissued shares. The Company is not obligated to purchase any particular number of shares, and the Company may suspend, modify or terminate the program at any time and for any reason without prior notice.

On January 16, 2024, the Company announced a stock repurchase program under which the Company could repurchase up to 5%, or approximately 4.7 million shares, of its outstanding common stock over a one-year period expiring on January 16, 2025, at the discretion of management. The Company repurchased approximately 1.2 million shares of its common stock at an average weighted price of $60.35 per share during the year ended December 31, 2024.

Contractual Obligations

The Company's contractual obligations and other commitments to make future payments (other than deposit obligations and securities sold under repurchase agreements) as of December 31, 2024 are summarized below.

Federal Home Loan Bank Borrowings

The Company's future cash payments associated with its contractual obligations pursuant to its FHLB advances as of December 31, 2024 is summarized below.

	1 year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
			(Dollars in thousands)		
FHLB advances	$ 3,200,000	$ —	$ —	$ —	$ 3,200,000

Off-Balance Sheet Items

In the normal course of business, the Company enters into various transactions that, in accordance with GAAP, are not included in its consolidated balance sheets. The Company enters into these transactions to meet the financing needs of its customers. These transactions include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets.

The Company's commitments associated with outstanding standby letters of credit, unused capacity on Warehouse Purchase Program loans and commitments to extend credit expiring by period as of December 31, 2024 are summarized below. Since commitments associated with letters of credit, unused capacity on Warehouse Purchase Program loans and commitments to extend credit may expire unused, the amounts shown may not necessarily reflect the actual future cash funding requirements.

	1 year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
			(Dollars in thousands)		
Standby letters of credit	$ 73,827	$ 10,481	$ 2,088	$ 26	$ 86,422
Unused capacity on Warehouse Purchase Program loans	1,055,597	—	—	—	1,055,597
Commitments to extend credit	1,600,580	1,004,273	101,428	1,273,127	3,979,408
Total	$ 2,730,004	$ 1,014,754	$ 103,516	$ 1,273,153	$ 5,121,427

Standby Letters of Credit. Standby letters of credit are written conditional commitments issued by the Company to guarantee the payment by or performance of a customer to a third party. If the customer does not perform in accordance with the terms of the agreement with the third party, the Company would be required to fund the commitment. The maximum potential amount of future payments the Company could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, the Company would be entitled to seek recovery from the customer. The Company's policies generally require that standby letter of credit arrangements contain security and debt covenants similar to those contained in loan agreements.

Unused Capacity on Warehouse Purchase Program Loans. For Warehouse Purchase Program loans, the Company has established a maximum purchase facility amount, but reserves the right, at any time, to refuse to buy any mortgage loans offered for sale by its mortgage originator clients for any reason.

Commitments to Extend Credit. The Company enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of the Company's commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. The Company minimizes its exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for credit losses.

Allowance for Credit Losses on Off-balance Sheet Credit Exposures. The Company records an allowance for credit losses on off-balance sheet credit exposure that is adjusted through a charge to provision for credit losses on the Company's consolidated statement of income. At December 31, 2024 and 2023, this allowance, reported as a separate line item on the Company's consolidated balance sheet, totaled $37.6 million and $36.5 million, respectively. The increase in the allowance was due to the LSSB Merger.

Leases

The Company's leases relate primarily to operating leases for office space and banking centers. The Company determines if an arrangement is a lease or contains a lease at inception. The Company's leases have remaining lease terms of 1 to 15 years, which may include the option to extend the lease when it is reasonably certain for the Company to exercise that option. Operating lease right-of-use ("ROU") assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company uses its incremental collateralized borrowing rate to determine the present value of lease payments. Short-term leases and leases with variable lease costs are immaterial and the Company has one sublease arrangement. Sublease income for the years ended December 31, 2024, 2023 and 2022 was $3.4 million, $3.1 million and $3.2 million, respectively. As of December 31, 2024, operating lease ROU assets and lease liabilities were approximately $33.4 million. ROU assets and lease liabilities were classified as other assets and other liabilities, respectively.

As of December 31, 2024, the weighted average remaining lease terms of the Company's operating leases were 6.1 years. The weighted average discount rate used to determine the lease liabilities as of December 31, 2024 for the Company's operating leases was 3.0%. Cash paid for the Company's operating leases for the years ended December 31, 2024, 2023 and 2022 was $11.5 million, $12.0 million and $10.9 million, respectively. During the year ended December 31, 2024, the Company obtained $5.2 million in ROU assets in exchange for lease liabilities for three operating leases.

The Company's future undiscounted cash payments associated with its operating leases as of December 31, 2024 are summarized below (dollars in thousands).

2025	$	10,461
2026		9,334
2027		6,332
2028		3,355
2029		2,006
Thereafter		10,495
Total undiscounted lease payments	$	41,983

It is expected that in the normal course of business, expiring leases will be renewed or replaced by leases on other property or equipment.

Rent expense under all operating lease obligations aggregated approximately $11.5 million, $12.1 million, and $10.9 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Capital Resources

Capital management consists of providing equity to support the Company's current and future operations. The Company is subject to capital adequacy requirements imposed by the Federal Reserve Board, and the Bank is subject to capital adequacy requirements imposed by the FDIC. Both the Federal Reserve Board and the FDIC have adopted risk-based capital requirements for assessing bank holding company and bank capital adequacy. These standards define capital and establish minimum capital requirements in relation to assets and off-balance sheet exposure, adjusted for credit risk.

The Company is subject to the Basel III Capital Rules, which require the Company to maintain a capital conservation buffer, composed entirely of common equity tier 1 capital ("CET1"), of 2.5%, effectively resulting in minimum ratios of (1) CET1 to risk-weighted assets of 7.0%, (2) Tier 1 capital to risk-weighted assets of 8.5%, (3) total capital (that is, Tier 1 plus Tier 2) to risk-weighted assets of 10.5% and (4) Tier 1 capital to average quarterly assets as reported on consolidated financial statements (known as the "leverage ratio") of 4.0%. The Bank is subject to capital adequacy guidelines of the FDIC that are substantially similar to the Federal Reserve Board's guidelines. Also pursuant to FDICIA, the FDIC has promulgated regulations setting the levels at which an insured institution such as the Bank would be considered "well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Under the FDIC's regulations, the Bank is classified "well-capitalized" for purposes of prompt corrective action.

Banking institutions that fail to meet the effective minimum ratios will be subject to constraints on capital distributions, including dividends and share repurchases, and certain discretionary executive compensation. The severity of the constraints depends on the amount of the shortfall and the institution's "eligible retained income" (that is, four-quarter trailing net income, net of distributions and tax effects not reflected in net income).

In response to the COVID-19 pandemic, in March 2020 the joint federal bank regulatory agencies issued an interim final rule that allowed banking organizations that implemented CECL in 2020 to mitigate the effects of the CECL accounting standard in their regulatory capital for two years. This two-year delay is in addition to the three-year transition period that the agencies had already made available. The Company adopted the option provided by the interim final rule, which delayed the effects of CECL on its regulatory capital through 2021, after which the effects were phased in over a three-year period from January 1, 2022 through December 31, 2024. Under the interim final rule, the amount of adjustments to regulatory capital deferred until the phase-in period include both the initial impact of the Company's adoption of CECL on January 1, 2020 and 25% of subsequent changes in the Company's allowance for credit losses during each quarter of the two-year period ended December 31, 2021. The cumulative amount of the transition adjustments was phased in over a three-year transition period that began on January 1, 2022, with 75% recognized in 2022, 50% recognized in 2023, and 25% recognized in 2024.

As of December 31, 2024, the Company's ratio of CET1 to risk-weighted assets was 16.42%, Tier 1 capital to risk-weighted assets was 16.42%, total capital to risk-weighted assets was 17.67% and Tier 1 capital to average quarterly assets (leverage ratio) was 10.82%.

It is important to note that Warehouse Purchase Program loan volumes can increase significantly on the last day of the month, potentially leading to a significant difference between the ending and average balance of Warehouse Purchase Program loans for a given period. At December 31, 2024, Warehouse Purchase Program loans totaled $1.08 billion, compared to an average balance of $973.2 million. Because the capital ratios above are calculated using ending risk-weighted assets and Warehouse Purchase Program loans are risk-weighted at 100%, the end-of-period increase in these balances can significantly impact the Company's reported capital ratios.

Total shareholders' equity increased to $7.44 billion at December 31, 2024, compared with $7.08 billion at December 31, 2023, an increase of $359.2 million or 5.1%. The increase was primarily the result of the common stock issuance in connection with the LSSB Merger of $156.3 million and net income of $479.4 million, partially offset by dividend payments of $214.4 million and common stock repurchases of $74.8 million.

The following table provides a comparison of the Company's and the Bank's leverage and risk-weighted capital ratios as of December 31, 2024 to the minimum and well-capitalized regulatory standards:

	Minimum Required For Capital Adequacy Purposes	Minimum Required Plus Capital Conservation Buffer	To Be Categorized As Well Capitalized Under Prompt Corrective Action Provisions	Actual Ratio at December 31, 2024
The Company				
CET1 capital ratio	4.50%	7.00%	N/A	16.42%
Tier 1 risk-based capital ratio	6.00%	8.50%	N/A	16.42%
Total risk-based capital ratio	8.00%	10.50%	N/A	17.67%
Leverage ratio	4.00%[1]	4.00%	N/A	10.82%
The Bank				
CET1 capital ratio	4.50%	7.00%	6.50%	16.36%
Tier 1 risk-based capital ratio	6.00%	8.50%	8.00%	16.36%
Total risk-based capital ratio	8.00%	10.50%	10.00%	17.62%
Leverage ratio	4.00%[2]	4.00%	5.00%	10.78%

(1) The Federal Reserve Board may require the Company to maintain a leverage ratio above the required minimum.
(2) The FDIC may require the Bank to maintain a leverage ratio above the required minimum.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For information regarding the market risk of the Company's financial instruments, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Interest Rate Sensitivity and Market Risk. The Company's principal market risk exposure is to changes in interest rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements, the report thereon, the notes thereto and supplementary data commence at page 86 of this Annual Report on Form 10-K.

The following table presents certain unaudited consolidated quarterly financial information concerning the Company's results of operations for each of the two years indicated below. The information should be read in conjunction with the historical consolidated financial statements of the Company and the notes thereto appearing elsewhere in this Annual Report on Form 10-K.

CONSOLIDATED QUARTERLY FINANCIAL DATA OF THE COMPANY

| | Quarter Ended 2024 | | | |
| | December 31 | September 30 | June 30 | March 31 |
	(Dollars in thousands, except per share data) (unaudited)			
Interest income	$ 410,945	$ 417,903	$ 412,951	$ 381,914
Interest expense	143,171	156,212	154,165	143,670
Net interest income	267,774	261,691	258,786	238,244
Provision for credit losses	—	—	9,066	—
Net interest income after provision	267,774	261,691	249,720	238,244
Noninterest income	39,837	41,099	46,003	38,870
Noninterest expense	141,545	140,338	152,842	135,848
Income before income taxes	166,066	162,452	142,881	141,266
Provision for income taxes	35,990	35,170	31,279	30,840
Net income	$ 130,076	$ 127,282	$ 111,602	$ 110,426
Earnings per share[1]:				
Basic	$ 1.37	$ 1.34	$ 1.17	$ 1.18
Diluted	$ 1.37	$ 1.34	$ 1.17	$ 1.18

| | Quarter Ended 2023 | | | |
| | December 31 | September 30 | June 30 | March 31 |
	(Dollars in thousands, except per share data) (unaudited)			
Interest income	$ 376,432	$ 380,354	$ 360,448	$ 327,309
Interest expense	139,449	140,830	123,989	83,842
Net interest income	236,983	239,524	236,459	243,467
Provision for credit losses	—	—	18,540	—
Net interest income after provision	236,983	239,524	217,919	243,467
Noninterest income	36,568	38,743	39,688	38,266
Noninterest expense	152,171	135,657	145,870	123,000
Income before income taxes	121,380	142,610	111,737	158,733
Provision for income taxes	25,904	30,402	24,799	34,039
Net income	$ 95,476	$ 112,208	$ 86,938	$ 124,694
Earnings per share[1]:				
Basic	$ 1.02	$ 1.20	$ 0.94	$ 1.37
Diluted	$ 1.02	$ 1.20	$ 0.94	$ 1.37

(1) Earnings per share are computed independently for each of the quarters presented and therefore may not total earnings per share for the year.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply judgment in evaluating its controls and procedures. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), were effective as of the end of the period covered by this report.

Changes in internal control over financial reporting. There were no changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with generally accepted accounting principles.

As of December 31, 2024, management assessed the effectiveness of the Company's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in *"Internal Control—Integrated Framework,"* issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission ("2013 Framework"). Based on the assessment, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2024.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the consolidated financial statements of the Company included in this Annual Report on Form 10-K, has issued an attestation report on the Company's internal control over financial reporting as of December 31, 2024. The report is included in this Item under the heading "Report of Independent Registered Public Accounting Firm."

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Prosperity Bancshares, Inc. and subsidiaries

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Prosperity Bancshares, Inc. and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 27, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte and Touche LLP

Houston, Texas
February 27, 2025

ITEM 9B. OTHER INFORMATION

b. Insider Trading Arrangements and Policies.

During the three months ended December 31, 2024, no director or officer of the Company adopted or terminated any "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" (as each term is defined in Item 408(a) of Regulation S-K) with respect to Bancshares common stock.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Certain information required by this Item is included under "Insider Trading Arrangements and Policies" in Part II, Item 5 of this Annual Report on Form 10-K.

The remaining information required by this Item is incorporated herein by reference to the information under the captions "Election of Directors," "Continuing Directors and Executive Officers," "Delinquent Section 16(a) Reports," "Corporate Governance—Committees of the Board—Audit Committee," "Corporate Governance— Director Nominations Process" and "Corporate Governance—Code of Ethics" in the Company's definitive Proxy Statement for its 2025 Annual Meeting of Shareholders (the "2025 Proxy Statement") to be filed with the Commission pursuant to Regulation 14A under the Exchange Act within 120 days of the Company's fiscal year end.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the information under the captions "Executive Compensation and Other Matters" and "Director Compensation" in the 2025 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

Certain information required by this Item 12 is included under "Securities Authorized for Issuance under Equity Compensation Plans" in Part II, Item 5 of this Annual Report on Form 10-K. The other information required by this Item is incorporated herein by reference to the information under the caption "Beneficial Ownership of Common Stock by Management of the Company and Principal Shareholders" in the 2025 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to the information under the captions "Corporate Governance—Director Independence" and "Certain Relationships and Related Transactions" in the 2025 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the information under the caption "Fees and Services of Independent Registered Public Accounting Firm" in the 2025 Proxy Statement.

PART IV.

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Annual Report on Form 10-K:

     1. Consolidated Financial Statements. Reference is made to the Consolidated Financial Statements, the report thereon and the notes thereto commencing at page 86 of this Annual Report on Form 10-K. Set forth below is a list of such Consolidated Financial Statements:

     2. Financial Statement Schedules. All supplemental schedules are omitted as inapplicable or because the required information is included in the Consolidated Financial Statements or notes thereto.

     3. The exhibits to this Annual Report on Form 10-K listed below have been included only with the copy of this report filed with the Securities and Exchange Commission. The Company will furnish a copy of any exhibit to shareholders upon written request to the Company and payment of a reasonable fee not to exceed the Company's reasonable expense.

     Each exhibit marked with an asterisk is filed or furnished with this Annual Report on Form 10-K as noted below.

Exhibit Number [1]		Description
3.1	—	Amended and Restated Articles of Incorporation of Prosperity Bancshares, Inc. (incorporated herein by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (Registration No. 333-63267))
3.2	—	Articles of Amendment to Amended and Restated Articles of Incorporation of Prosperity Bancshares, Inc. (incorporated herein by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006)
3.3	—	Amended and Restated Bylaws of Prosperity Bancshares, Inc. (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed June 20, 2019)
4.1	—	Form of certificate representing shares of Prosperity Bancshares, Inc. common stock (incorporated herein by reference to Exhibit 4 to the Company's Registration Statement on Form S-1 (Registration No. 333-63267))
4.2	—	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019)
10.1†	—	Prosperity Bancshares, Inc. 2020 Stock Incentive Plan (incorporated herein by reference to Appendix A to the Company's Schedule 14A filed on March 18, 2020)

Exhibit Number [1]		Description
10.2†	—	Fourth Amended and Restated Employment Agreement effective October 15, 2024 by and among Prosperity Bancshares, Inc., Prosperity Bank and David Zalman (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed October 15, 2024)
10.3†	—	Third Amended and Restated Employment Agreement effective January 21, 2025 by and among Prosperity Bancshares, Inc., Prosperity Bank and H. E. Timanus, Jr. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 22, 2025)
10.4†	—	Amended and Restated Employment Agreement dated October 20, 2014 by and between W.R. Collier and Prosperity Bank (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2014)
10.5†	—	Management Security Plan Agreement of American State Bank, amended and restated effective as of January 1, 2005, as assumed by Prosperity Bank (incorporated herein by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the year ended December 31, 2014)
10.6†	—	Executive Employment Agreement, dated as of March 10, 2021, by and among Prosperity Bancshares, Inc., Prosperity Bank and Edward Z. Safady (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 11, 2021)
10.7†	—	Amended and Restated Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 10, 2016)
10.8†	—	Executive Employment Agreement, dated as of June 16, 2019, by and among Prosperity Bank, LegacyTexas Bank and Kevin J. Hanigan (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 20, 2019)
10.9†	—	Executive Employment Agreement, dated as of June 16, 2019, by and among Prosperity Bank, LegacyTexas Bank and J. Mays Davenport (incorporated herein by reference to Exhibit 10.2 the Company's Current Report on Form 8-K filed on June 20, 2019)
19.1*	—	Prosperity Bancshares, Inc. Inside Information and Insider Trading Policy
21.1*	—	Subsidiaries of Prosperity Bancshares, Inc.
23.1*	—	Consent of Deloitte & Touche LLP
31.1*	—	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended
31.2*	—	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended
32.1**	—	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	—	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1†	—	Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023)

Exhibit Number [1]		Description
101.INS*	—	Inline XBRL Instance Document – The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	—	Inline XBRL Taxonomy Extension Schema
101.CAL*	—	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	—	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	—	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	—	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	—	The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2024 (formatted as Inline XBRL and contained in Exhibits 101)

† Management contract or compensatory plan or arrangement.
* Filed with this Annual Report on Form 10-K.
** Furnished with this Annual Report on Form 10-K.
(1) The Company has other long-term debt agreements that meet the exclusion set forth in Section 601(b)(4)(iii)(A) of Regulation S-K. The Company hereby agrees to furnish a copy of such agreements to the Commission upon request.

    (a)   Exhibits. See the exhibit list included in Item 15(a)3 of this Annual Report on Form 10-K.

    (b)   Financial Statement Schedules. See Item 15(a)2 of this Annual Report on Form 10-K.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2025

PROSPERITY BANCSHARES, INC.®
(Registrant)

BY: /S/ DAVID ZALMAN
David Zalman
Senior Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Positions	Date
/S/ DAVID ZALMAN **David Zalman**	Senior Chairman of the Board and Chief Executive Officer (principal executive officer); Director	February 27, 2025
/s/ ASYLBEK OSMONOV **Asylbek Osmonov**	Chief Financial Officer (principal financial officer and principal accounting officer)	February 27, 2025
/s/ ILEANA BLANCO **Ileana Blanco**	Director	February 27, 2025
/s/ JAMES A. BOULIGNY **James A. Bouligny**	Director	February 27, 2025
/s/ W. R. COLLIER **W. R. Collier**	Director	February 27, 2025
/s/ KEVIN J. HANIGAN **Kevin J. Hanigan**	President and Chief Operating Officer; Director	February 27, 2025
/s/ LEAH HENDERSON **Leah Henderson**	Director	February 27, 2025
/s/ NED S. HOLMES **Ned S. Holmes**	Director	February 27, 2025
/s/ JACK LORD **Jack Lord**	Director	February 27, 2025
/s/ WILLIAM T. LUEDKE IV **William T. Luedke IV**	Director	February 27, 2025
/s/ PERRY MUELLER, JR., D.D.S. **Perry Mueller, Jr., D.D.S.**	Director	February 27, 2025
/s/ LAURA MURILLO **Laura Murillo**	Director	February 27, 2025
/s/ HARRISON STAFFORD II **Harrison Stafford II**	Director	February 27, 2025
/s/ ROBERT STEELHAMMER **Robert Steelhammer**	Director	February 27, 2025
/s/ H.E. TIMANUS, JR. **H.E. Timanus, Jr.**	Chairman; Director	February 27, 2025

TABLE OF CONTENTS TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Prosperity Bancshares, Inc. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Prosperity Bancshares, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2025 expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Loans - Refer to Note 5 to the financial statements

Critical Audit Matter Description

The allowance for credit losses ("ACL") on loans is a valuation allowance of expected credit losses on loans held for investment. All losses are charged to the allowance when the loss actually occurs or when a determination is made that such a loss is expected and reasonably estimable. Recoveries are credited to the allowance at the time of recovery.

The Company's allowance for credit losses on loans consists of two elements: (1) specific valuation allowances based on expected losses on impaired loans and purchased credit-deteriorated loans ("PCD Loans"); and (2) a general valuation allowance based on historical lifetime loan loss experience, current economic conditions, reasonable and supportable forecasted economic conditions and other qualitative risk factors both internal and external to the

Company. In making its evaluation, management considers factors such as historical lifetime loan loss experience, the amount of nonperforming assets and related collateral, the volume, growth and composition of the portfolio, current economic conditions and reasonable and supportable forecasted economic conditions that may affect the borrower's ability to pay and the value of collateral, the evaluation of the portfolio through its internal loan review process and other relevant factors.

We identified the allowance for credit losses on loans as a critical audit matter because of the significant amount of judgment required by management when determining the economic factors, reasonable and supportable forecast, and management adjustments utilized in establishing the allowance. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our credit specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the allowance for credit losses on loans included the following, among others:

- We tested the effectiveness of controls over the (i) written policy in place for the calculation of the allowance, (ii) data input to the allowance calculation and (iii) management's review of the adequacy of the allowance calculation, including the assumptions used in the calculation.

- With the assistance of our credit specialists, we evaluated:

  - the methodology surrounding the reasonableness of economic factors and assumptions used in the general allowance calculation;

  - the reasonableness of the logic, statistical validity, and computations of the allowance for credit losses calculation.

- We evaluated the appropriateness and relevance of the qualitative factors and related quantitative measures by comparing to external sources.

- We tested the accuracy and evaluated the relevance of the historical loss data.

- We tested the accuracy of the historical net charge offs.

- We tested the arithmetic accuracy of the allowance calculation.

/s/ Deloitte and Touche LLP

Houston, Texas
February 27, 2025

We have served as the Company's auditor since 1993.

PROSPERITY BANCSHARES, INC.® AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2024	2023
	(Dollars in thousands)	
ASSETS		
Cash and due from banks	$ 1,972,175	$ 458,153
Federal funds sold	292	260
Total cash and cash equivalents	1,972,467	458,413
Available for sale securities, at fair value	336,960	438,588
Held to maturity securities, at cost (fair value of $9,382,479 and $10,984,598 respectively)	10,757,464	12,365,308
Total securities	11,094,424	12,803,896
Loans held for sale	10,690	5,734
Loans held for investment	21,057,616	20,352,559
Loans held for investment - Warehouse Purchase Program	1,080,903	822,245
Total loans	22,149,209	21,180,538
Less: allowance for credit losses on loans	(351,805)	(332,362)
Loans, net	21,797,404	20,848,176
Accrued interest receivable	104,367	96,327
Goodwill	3,503,129	3,396,086
Core deposit intangibles, net	66,047	63,994
Bank premises and equipment, net	371,238	369,992
Other real estate owned	5,701	1,708
Bank owned life insurance (BOLI)	386,247	379,447
Federal Home Loan Bank of Dallas stock	138,200	8,750
Other assets	127,514	121,088
TOTAL ASSETS	$ 39,566,738	$ 38,547,877
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
Deposits:		
Noninterest-bearing	$ 9,798,438	$ 9,776,572
Interest-bearing	18,582,900	17,403,237
Total deposits	28,381,338	27,179,809
Other borrowings	3,200,000	3,725,000
Securities sold under repurchase agreements	221,913	309,277
Accrued interest payable	41,910	34,819
Allowance for credit losses on off-balance sheet credit exposures	37,646	36,503
Other liabilities	245,436	183,139
Total liabilities	32,128,243	31,468,547
COMMITMENTS AND CONTINGENCIES	—	—
SHAREHOLDERS' EQUITY:		
Preferred stock, $1 par value; 20,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $1 par value; 200,000,000 shares authorized; 95,275,279 shares issued and outstanding at December 31, 2024; 93,722,383 shares issued and outstanding at December 31, 2023	95,276	93,723
Capital surplus	3,796,622	3,703,795
Retained earnings	3,548,221	3,283,210
Accumulated other comprehensive loss —net unrealized gain on available for sale securities, net of tax benefit of $(432) and $(372), respectively	(1,624)	(1,398)
Total shareholders' equity	7,438,495	7,079,330
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 39,566,738	$ 38,547,877

See notes to consolidated financial statements.

PROSPERITY BANCSHARES, INC.® AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31,		
	2024	2023	2022
	(Dollars in thousands, except per share data)		
INTEREST INCOME:			
Loans, including fees	$ 1,313,162	$ 1,148,996	$ 831,189
Securities	246,726	283,302	260,416
Federal funds sold and other earning assets	63,825	12,245	3,230
Total interest income	1,623,713	1,444,543	1,094,835
INTEREST EXPENSE:			
Deposits	408,624	272,345	68,112
Other borrowings	181,640	206,323	18,851
Securities sold under repurchase agreements	6,954	9,404	2,641
Subordinated notes	—	38	—
Total interest expense	597,218	488,110	89,604
NET INTEREST INCOME	1,026,495	956,433	1,005,231
PROVISION FOR CREDIT LOSSES	9,066	18,540	-
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	1,017,429	937,893	1,005,231
NONINTEREST INCOME:			
Nonsufficient funds (NSF) fees	35,417	33,691	34,014
Credit card, debit card and ATM card income	37,308	36,471	34,764
Service charges on deposit accounts	26,498	24,582	24,730
Trust income	14,750	13,269	12,250
Mortgage income	3,096	2,298	1,399
Brokerage income	4,742	4,275	3,654
Net gain on sale or write-down of assets	2,824	1,986	3,934
Net gain on sale or write-up of securities	11,245	—	—
Other	29,929	36,693	30,383
Total noninterest income	165,809	153,265	145,128
NONINTEREST EXPENSE:			
Salaries and employee benefits	352,353	328,430	314,713
Net occupancy and equipment	35,786	35,517	32,446
Credit and debit card, data processing and software amortization	47,300	41,570	37,327
Regulatory assessments and FDIC insurance	27,370	40,165	11,381
Core deposit intangibles amortization	15,670	12,676	10,336
Depreciation	19,054	18,283	17,960
Communications	13,697	14,413	13,005
Net other real estate income	(291)	(834)	(122)
Merger related expenses	4,444	15,133	272
Other	55,190	51,345	46,868
Total noninterest expense	570,573	556,698	484,186
INCOME BEFORE INCOME TAXES	612,665	534,460	666,173
PROVISION FOR INCOME TAXES	133,279	115,144	141,657
NET INCOME	$ 479,386	$ 419,316	$ 524,516
EARNINGS PER SHARE:			
Basic	$ 5.05	$ 4.51	$ 5.73
Diluted	$ 5.05	$ 4.51	$ 5.73

See notes to consolidated financial statements.

PROSPERITY BANCSHARES, INC. ® AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended December 31,		
	2024	2023	2022
	(Dollars in thousands)		
Net income	$ 479,386	$ 419,316	$ 524,516
Other comprehensive (loss) income, before tax:			
Securities available for sale:			
Change in unrealized (loss) income during the period	(286)	2,626	(6,686)
Total other comprehensive (loss) income	(286)	2,626	(6,686)
Deferred tax benefit (expense) related to other comprehensive (loss) income	60	(551)	1,404
Other comprehensive (loss) income, net of tax	(226)	2,075	(5,282)
Comprehensive income	$ 479,160	$ 421,391	$ 519,234

See notes to consolidated financial statements.

PROSPERITY BANCSHARES, INC.® AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount				
	(In thousands, except share and per share data)					
BALANCE AT DECEMBER 31, 2021	92,170,480	$ 92,171	$ 3,595,023	$ 2,738,233	$ 1,809	$ 6,427,236
Net income				524,516		524,516
Other comprehensive loss					(5,282)	(5,282)
Common stock issued in connection with the granting of restricted stock awards, net	125,019	125	(125)			—
Common stock repurchase	(981,884)	(982)	(64,739)			(65,721)
Stock based compensation expense			11,765			11,765
Cash dividends declared, $2.11 per share				(193,140)		(193,140)
BALANCE AT DECEMBER 31, 2022	91,313,615	91,314	3,541,924	3,069,609	(3,473)	6,699,374
Net income				419,316		419,316
Other comprehensive income					2,075	2,075
Common stock issued in connection with the granting of restricted stock awards, net	32,129	32	(32)			—
Common stock issued in connection with the acquisition of First Bancshares of Texas, Inc.	3,582,675	3,583	220,764			224,347
Common stock repurchase	(1,206,036)	(1,206)	(71,042)			(72,248)
Stock based compensation expense			12,181			12,181
Cash dividends declared, $2.21 per share				(205,715)		(205,715)
BALANCE AT DECEMBER 31, 2023	93,722,383	93,723	3,703,795	3,283,210	(1,398)	7,079,330
Net income				479,386		479,386
Other comprehensive loss					(226)	(226)
Common stock issued in connection with the granting of restricted stock awards, net	414,963	415	(415)			—
Common stock issued in connection with the acquisition of Lone Star State Bancshares, Inc.	2,376,143	2,376	153,927			156,303
Common stock repurchase	(1,238,210)	(1,238)	(73,528)			(74,766)
Stock based compensation expense			12,843			12,843
Cash dividends declared, $2.26 per share				(214,375)		(214,375)
BALANCE AT DECEMBER 31, 2024	95,275,279	$ 95,276	$ 3,796,622	$ 3,548,221	$ (1,624)	$ 7,438,495

See notes to consolidated financial statements.

PROSPERITY BANCSHARES, INC.® AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2024	**2023**	**2022**
	(Dollars in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 479,386	$ 419,316	$ 524,516
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and core deposit intangibles amortization	34,724	30,959	28,296
Provision for credit losses	9,066	18,540	—
Deferred income tax expense	2,616	7,321	6,046
Net amortization of premium on investments	22,836	27,840	42,957
Net gain on sale or write-up of securities	(11,245)	—	—
Gain on sale or write down of premises, equipment, other assets and other real estate	(3,639)	(2,732)	(4,817)
Net amortization of premium on deposits	(154)	(600)	(311)
Net accretion of discount on loans	(17,490)	(8,046)	(7,401)
Proceeds from sale of loans held for sale	136,747	111,058	57,488
Originations of loans held for sale	(141,782)	(117,231)	(50,768)
Stock based compensation expense	12,843	12,181	11,765
(Increase) decrease in accrued interest receivable and other assets	(106,525)	100,790	(85,209)
Increase (decrease) in accrued interest payable and other liabilities	55,311	46,959	(16,036)
Net cash provided by operating activities	472,694	646,355	506,526
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from maturities, sales and principal paydowns of held to maturity securities	1,786,621	1,704,866	2,162,893
Purchase of held to maturity securities	(211,391)	(24,886)	(3,922,086)
Proceeds from maturities, sales and principal paydowns of available for sale securities	23,215,456	15,728,743	17,332,961
Purchase of available for sale securities	(23,053,385)	(15,525,924)	(17,280,514)
Originations of Warehouse Purchase Program loans	(15,036,906)	(13,022,395)	(19,072,964)
Proceeds from pay-offs of Warehouse Purchase Program loans	14,778,248	12,940,770	20,108,043
Net decrease (increase) in loans held for investment	338,834	(677,363)	(1,265,391)
Purchase of bank premises and equipment	(21,140)	(34,153)	(42,421)
Proceeds from sale of bank premises, equipment and other real estate	13,479	15,375	10,074
Proceeds from insurance claims	1,904	13,604	5,778
Net cash used in the purchase of First Bancshares of Texas, Inc.	—	(24,365)	—
Net cash provided by the purchase of Lone Star State Bancshares, Inc.	169,855	—	—
Net cash provided by (used in) investing activities	1,981,575	1,094,272	(1,963,627)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net (decrease) increase in noninterest-bearing deposits	(383,877)	(1,831,122)	165,414
Net increase (decrease) in interest-bearing deposits	345,167	(1,099,987)	(2,403,334)
Net (repayments of) proceeds from other short-term borrowings	(525,000)	1,674,614	1,850,000
Net decrease in securities sold under repurchase agreements	(87,364)	(168,731)	(19,965)
Redemption of subordinated notes	—	(3,158)	—
Repurchase of common stock	(74,766)	(72,248)	(65,721)
Payments of cash dividends	(214,375)	(205,715)	(193,140)
Net cash used in financing activities	(940,215)	(1,706,347)	(666,746)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,514,054	34,280	(2,123,847)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	458,413	424,133	2,547,980
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 1,972,467	$ 458,413	$ 424,133
NONCASH ACTIVITIES:			
Acquisition of real estate through foreclosure of collateral	$ 9,180	$ 10,806	$ 2,424
SUPPLEMENTAL INFORMATION:			
Income taxes paid	$ 29,017	$ 119,116	$ 131,372
Interest paid	590,127	459,266	86,370

See notes to consolidated financial statements.

PROSPERITY BANCSHARES, INC.® AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Nature of Operations—Prosperity Bancshares, Inc.® ("Bancshares") and its subsidiary, Prosperity Bank® (the "Bank", collectively referred to as the "Company"), provide retail and commercial banking services.

As of December 31, 2024, the Bank operated 283 full-service banking locations: 65 in the Houston area, including The Woodlands; 30 in the South Texas area including Corpus Christi and Victoria; 62 in the Dallas/Fort Worth area; 22 in the East Texas area; 31 in the Central Texas area including Austin and San Antonio; 44 in the West Texas area including Lubbock, Midland-Odessa, Abilene, Amarillo and Wichita Falls; 15 in the Bryan/College Station area, 6 in the Central Oklahoma area; and 8 in the Tulsa, Oklahoma area.

Summary of Significant Accounting and Reporting Policies—The accounting and reporting policies of the Company conform to generally accepted accounting principles ("GAAP") and the prevailing practices within the financial services industry. A summary of significant accounting and reporting policies are as follows:

Basis of Presentation—The consolidated financial statements include the accounts of Bancshares and its subsidiaries. Intercompany transactions have been eliminated in consolidation. Operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment. Because the overall banking operations comprise the vast majority of the consolidated operations, no separate segment disclosures are presented.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, certain fair value measures including the calculation of stock-based compensation, the valuation of goodwill and available for sale and held to maturity securities and the calculation of allowance for credit losses. Actual results could differ from these estimates.

Business Combinations—Generally, acquisitions are accounted for under the acquisition method of accounting in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 805, *"Business Combinations."* A business combination occurs when the Company acquires net assets that constitute a business and obtains control over that business. Business combinations are effected through the transfer of consideration consisting of cash and/or common stock and are accounted for using the acquisition method. Accordingly, the assets and liabilities of the acquired business are recorded at their respective fair values at the acquisition date. Determining the fair value of assets and liabilities, especially the loan portfolio, is a process involving significant judgment regarding methods and assumptions used to calculate estimated fair values. Fair values are subject to refinement for up to one year after the closing date of the acquisition as information relative to closing date fair values becomes available. The results of operations of an acquired entity are included in the Company's consolidated results from acquisition date, and prior periods are not restated.

Securities—The investment securities portfolio is measured for expected credit losses by segregating the portfolio into two general classifications and applying the appropriate expected credit losses methodology. Investment securities classified as available for sale or held to maturity are evaluated for expected credit losses under FASB ASC Topic 326, *"Financial Instruments-Credit Losses"* ("CECL").

Securities held to maturity are carried at cost, adjusted for the amortization of premiums and the accretion of discounts. Management has the positive intent and the Company has the ability to hold these assets until their estimated maturities.

Securities available for sale are carried at fair value. Unrealized gains and losses are excluded from earnings and reported, net of tax, as a separate component of shareholders' equity until realized. Securities within the available for sale portfolio may be used as part of the Company's asset/liability strategy and may be sold in response to changes in interest rate risk, prepayment risk or other similar economic factors.

For available for sale securities in an unrealized loss position, the amount of the expected credit losses recognized in earnings depends on whether an entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. If an entity intends to sell or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the expected credit losses will be recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the expected credit losses will be separated into the amount representing the credit-related portion of the impairment loss ("credit loss") and the noncredit portion of the impairment loss ("noncredit portion"). The amount of the total expected credit losses related to the credit loss is determined based on the difference between the present value of cash flows expected to be collected and the amortized cost basis, and such difference is recognized in earnings. The amount of the total expected credit losses related to the noncredit portion is recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the expected credit losses recognized in earnings will become the new amortized cost basis of the investment. Premiums and discounts are amortized and accreted to operations using the level-yield method of accounting, adjusted for prepayments as applicable. The specific identification method of accounting is used to compute gains or losses on the sales of these assets. Interest earned on these assets is included in interest income.

Loans Held for Sale—Loans held for sale are carried at the lower of cost or market value. Premiums, discounts and loan fees (net of certain direct loan origination costs) on loans held for sale are deferred until the related loans are sold or repaid. Gains or losses on loan sales are recognized at the time of sale and determined using the specific identification method.

Loans Held for Investment—Loans originated and held for investment are stated at the principal amount outstanding, net of unearned fees. The related interest income for multi-payment loans is recognized principally by the simple interest method; for single payment loans, such income is recognized using the straight-line method.

The Company has two general categories of loans in its portfolio. Loans originated by the Bank and made pursuant to the Company's loan policy and procedures in effect at the time the loan was made are referred to as "originated loans" and loans acquired in a business combination are referred to as "acquired loans." Acquired loans are initially recorded at fair value based on a discounted cash flow valuation methodology that considers, among other things, interest rates, projected default rates, loss given default and recovery rates, with no carryover of any existing allowance for credit losses. Those acquired loans that are renewed or substantially modified after the date of the business combination are referred to as "re-underwritten acquired loans." Modifications are reviewed for determination of loan modifications made to borrowers experiencing financial difficulty status independently of this process. In certain instances, acquired loans to one borrower may be combined or otherwise re-originated such that they are re-categorized as originated loans. Acquired loans with a fair value discount or premium at the date of the business combination that remained at the reporting date are referred to as "fair-valued acquired loans." All fair-valued acquired loans are further categorized into "Non-PCD loans" and "PCD loans" (purchased credit deteriorated loans). Acquired loans with evidence of more than insignificant credit quality deterioration as of the acquisition date when compared to the origination date are classified as PCD loans.

The Company estimates the total cash flows expected to be collected from the PCD loans, which include undiscounted expected principal and interest, using credit risk, interest rate and prepayment risk assessments that incorporate management's best estimate of current key assumptions such as default rates, loss severity and payment speeds. The excess of the undiscounted total cash flows expected to be collected over the fair value of the related PCD loans represents the accretable yield, which is recognized as interest income based on future cash flows, taking into account contractual maturities. The difference between the undiscounted contractual principal and the undiscounted total cash flows expected to be collected is the PCD reserve, which is included in the allowance for credit losses. Subsequent increases in expected cash flows will result in a recovery of any previously recorded allowance for credit losses, to the extent applicable. Subsequent decreases in expected cash flows will result in an impairment charge to the provision for credit losses, resulting in an addition to the allowance for credit losses.

A loan disposal, which may include a loan sale, receipt of payment in full from the borrower or foreclosure, results in removal of the loan from the balance sheet at its allocated carrying amount and accretion of any remaining fair value discount to income.

Warehouse Purchase Program Loans—All Warehouse Purchase Program loans are collectively evaluated for impairment and are purchased under several contractual requirements, providing safeguards to the Company. These safeguards include the requirement that the mortgage originator clients have a takeout commitment or similar arrangement for each loan. To date, the Company has not experienced a loss on these loans and no allowance for credit losses has been allocated to them.

Nonrefundable Fees and Costs Associated with Lending Activities—Loan origination fees in excess of the associated costs are recognized over the life of the related loan as an adjustment to yield using the interest method.

Loan commitment fees and loan origination costs are deferred and recognized as an adjustment of yield by the interest method over the related loan life or, if the commitment expires unexercised, recognized in income upon expiration of the commitment.

Nonperforming and Past Due Loans—Included in the nonperforming loan category are loans which have been categorized by management as nonaccrual because collection of interest is doubtful and loans which have been modified to provide a reduction in the interest rate or a deferral of interest or principal payments. The Company generally places a loan on nonaccrual status and ceases accruing interest when the payment of principal or interest is delinquent for 90 days, or earlier in some cases, unless the loan is in the process of collection and the underlying collateral fully supports the carrying value of the loan. If the decision is made to continue accruing interest on the loan, periodic reviews are made to confirm the accruing status of the loan. When a loan is placed on nonaccrual status, interest accrued but not yet collected prior to the determination as uncollectible is charged to operations. Interest accrued during prior periods is charged to the allowance for credit losses. Any payments received on nonaccrual loans are applied first to outstanding principal of the loan amount, next to the recovery of charged-off loan amounts and finally, any excess is treated as recovery of lost interest. A loan may be returned to accrual status when all the principal and interest amounts contractually due are brought current and future principal and interest amounts contractually due are reasonably assured, which is typically evidenced by a sustained period (at least six months) of repayment performance by the borrower.

Restructured loans are those loans on which concessions in terms have been granted because of a borrower's financial difficulty. Interest is generally not accrued on such loans in accordance with the new terms.

Allowance for Credit Losses—The allowance for credit losses is accounted for in accordance with CECL which uses an expected loss methodology that is referred to as the current expected credit loss methodology. CECL requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is an allowance available for losses on loans and held-to-maturity securities that is deducted from the amortized cost basis to estimate the net amount expected to be collected. All losses are charged to the allowance when the loss actually occurs or when a determination is made that such a loss is likely and can be reasonably estimated. Recoveries are credited to the allowance at the time of recovery.

Throughout the year, management estimates the level of lifetime losses to determine whether the allowance for credit losses is adequate to cover the expected losses in the loan portfolio. Based on these estimates, an amount is charged to the provision for credit losses and credited to the allowance for credit losses in order to adjust the allowance to a level determined to be adequate.

In making its evaluation, management considers factors such as historical lifetime loan loss experience, the amount of nonperforming assets and related collateral, the volume, growth and composition of the portfolio, current economic conditions and reasonable and supportable forecasted economic conditions that may affect borrower ability to pay and the value of collateral, the evaluation of the portfolio through its internal loan review process and other relevant factors.

Estimates of credit losses involve an exercise of judgment. While it is possible that in the short term the Company may sustain losses which are substantial in relation to the allowance for credit losses, it is the judgment of management that the allowance for credit losses reflected in the consolidated balance sheets is adequate to cover expected losses that may be realized from the loan portfolio as of December 31, 2024.

The Company's allowance for credit losses consists of two elements: (1) specific valuation allowances based on expected losses on impaired loans and PCD loans; and (2) a general valuation allowance based on historical lifetime loan loss experience, current economic conditions, reasonable and supportable forecasted economic conditions, and other qualitative risk factors both internal and external to the Company.

Non-PCD loans that have deteriorated to an impaired status subsequent to acquisition are evaluated for a specific reserve on a quarterly basis which, when identified, is added to the allowance for credit losses. The Company reviews impaired Non-PCD loans on a loan-by-loan basis and determines the specific reserve based on the difference between the recorded investment in the loan and one of three factors: expected future cash flows, observable market price or fair value of the collateral. Because essentially all of the Company's impaired Non-PCD loans have been collateral-dependent, the amount of the specific reserve historically has been determined by comparing the fair value of the collateral securing the Non-PCD loan with the recorded investment in such loan. In the future, the Company will continue to analyze impaired Non-PCD loans on a loan-by-loan basis and may use an alternative measurement method to determine the specific reserve, as appropriate and in accordance with applicable accounting standards.

PCD loans are monitored individually or on a pooled basis quarterly to assess for changes in expected cash flows subsequent to acquisition. If a deterioration in cash flows is identified, an increase to the PCD reserves for that individual loan or pool of loans may be required. PCD loans were recorded at their acquisition date fair values, which were based on expected cash flows and considers estimates of expected future credit losses. The Company's estimates of loan fair values at the acquisition date may be adjusted for a period of up to one year as the Company continues to evaluate its estimate of expected future cash flows at the acquisition date. If the Company determines that losses arose after the acquisition date, the additional losses will be reflected as a provision for credit losses.

Accounting for Acquired Loans and the Allowance for Acquired Credit Losses—The Company accounts for its acquisitions using the acquisition method of accounting. Accordingly, the assets, including loans, and liabilities of the acquired entity were recorded at their fair values at the acquisition date. These fair value estimates associated with acquired loans, and based on a discounted cash flow model, include estimates related to market interest rates and undiscounted projections of future cash flows that incorporate expectations of prepayments and the amount and timing of principal, interest and other cash flows, as well as any shortfalls thereof. For further discussion of the Company's acquisition and loan accounting, see Note 5 to the consolidated financial statements.

Allowance for Credit Losses on Off-Balance Sheet Credit Exposures—The allowance for credit losses on off-balance sheet credit exposures estimates expected credit losses over the contractual period in which there is exposure to credit risk via a contractual obligation to extend credit, except when an obligation is unconditionally cancellable by the Company. The allowance is adjusted by provisions for credit losses charged to earnings that increase the allowance, or by provision releases returned to earnings that decrease the allowance. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on the commitments expected to fund. The estimate of commitments expected to fund is affected by historical analysis of utilization rates. The expected credit loss rates applied to the commitments expected to fund are affected by the general valuation allowance utilized for outstanding balances with the same underlying assumptions and drivers.

Premises and Equipment—Premises and equipment are carried at cost less accumulated depreciation. Depreciation expense is computed principally using the straight-line method over the estimated useful lives of the assets which range from one to 39 years. Leasehold improvements are amortized using the straight-line method over the periods of the leases or the estimated useful lives, whichever is shorter.

Derivative Financial Instruments—The Company has interest rate swaps with certain commercial customers who wished to obtain a loan at a fixed rate. The Company enters into an interest rate swap with the customer while at the same time entering into an offsetting interest rate swap with another financial institution. In connection with each swap transaction, the Company agrees to pay interest to the borrowing customer on a notional amount at a variable interest rate and receives interest from the customer on the same notional amount at a fixed interest rate. At the same time, the Company agrees to pay another financial institution a similar fixed interest rate on the same notional amount and receive substantially the same variable interest rate on the same notional amount. The transaction allows the customer to effectively convert a variable-rate loan to a fixed-rate. Because the Company acts solely as an intermediary for its customer, changes in the fair value of the underlying derivative contracts largely offset each other and do not significantly impact the Company's results of operations.

The Company has interest rate lock commitments and forward mortgage-backed securities trades. In the normal course of business, the Company enters into interest rate lock commitments with consumers to originate mortgage loans at a specified interest rate. These commitments, which contain fixed expiration dates, offer the borrower an interest rate guarantee provided the loan meets underwriting guidelines and closes within the timeframe established by the Company. The Company manages the changes in fair value associated with changes in interest rates related to interest rate lock commitments by using forward sold commitments known as forward mortgage-backed securities trades. These instruments are typically entered into at the time the interest rate lock commitment is made.

These financial instruments are not designated as hedging instruments and are used for asset and liability management and commercial customers' financing needs. All derivatives are carried at fair value in either other assets or other liabilities and all related cash flows are reported in the operating section of the consolidated statements of cash flows.

Goodwill—Goodwill is annually assessed for impairment or when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Under FASB ASC Topic 350-20, *"Intangibles—Goodwill and Other—Goodwill"* companies have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining the need to perform step one of the annual test for goodwill impairment. An entity has an unconditional option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. If the estimated fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is not impaired.

Amortization of Core Deposit Intangibles—Core deposit intangibles are being amortized on a non-pro rata basis over an estimated life of 10 to 15 years.

Income Taxes—The Company files a consolidated federal income tax return and consolidated state returns in Oklahoma, Colorado, New Mexico and New York. For the year ended December 31, 2024, the Bank will also file state returns in Arkansas, Florida, Georgia, Idaho, North Carolina, Pennsylvania, Tennessee and Washington. In addition, the Company files a Combined Texas Franchise Tax Report.

Deferred tax assets and liabilities are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are recorded net to other assets on the Company's consolidated balance sheets. The Company records uncertain tax positions in accordance with FASB ASC Topic 740, *"Income Taxes",* on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Realization of net deferred tax assets is based upon the level of historical income and on estimates of future taxable income. Although realization is not assured, management believes it is more likely than not that all of the net deferred tax assets will be realized.

Stock-Based Compensation—The Company accounts for stock-based employee compensation plans using the fair value-based method of accounting. The expense associated with stock-based compensation is recognized over the vesting period of each individual arrangement. The fair value of restricted stock awards is based on the current market price on the date of grant.

Cash and Cash Equivalents—For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks as well as federal funds sold that mature in three days or less.

Segment Reporting—The Company adopted ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* effective as of December 31, 2024. The Company offers a variety of traditional loan and deposit products to its customers, which consist primarily of individual consumers and businesses throughout Texas and Oklahoma. The Company's banking operations are considered by management to be aggregated in one reportable operating segment in accordance with FASB ASC Topic 280. The Chief Executive Officer is designated as the Company's chief operating decision maker ("CODM"). The CODM evaluates banking operations and decides how to allocate resources based on consolidated net income that is also reported on the Company's consolidated statement of income. Consolidated net income is used to monitor the Company's revenue streams, significant expenses and to compare budget to actual results in assessing performance of the Company's banking operations. Interest expense, provision for credit losses and salaries and employee benefits are considered significant expenses. As the Company's operations consist of one reportable operating segment, the segment assets are reflected on the accompanying consolidated balance sheets as "total assets" and the significant segment expenses are listed on the accompanying consolidated statements of income. The Company's segment accounting policies are the same as described herein and the Company does not have any intra-segment sales and transfers of assets.

Earnings Per Common Share—Basic earnings per common share are calculated using the two-class method. The two-class method provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of basic earnings per share.

Diluted earnings per common share is computed using the weighted-average number of shares determined for the basic earnings per common share computation plus the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock using the treasury stock method.

The following table illustrates the computation of basic and diluted earnings per share:

	Year Ended December 31,					
	2024		2023		2022	
	Amount	Per Share Amount	Amount	Per Share Amount	Amount	Per Share Amount
	(Amounts in thousands, except per share data)					
Net income	$479,386		$419,316		$524,516	
Basic:						
Weighted average shares outstanding	95,000	$ 5.05	92,902	$ 4.51	91,604	$ 5.73
Diluted:						
Add incremental shares for:						
Effect of dilutive securities - options	—		—		—	
Total	95,000	$ 5.05	92,902	$ 4.51	91,604	$ 5.73

As of December 31, 2024, all stock options have been exercised and there are no options outstanding. There were no stock options exercisable at December 31, 2024, 2023 and 2022 that would have had an anti-dilutive effect on the above computation.

New Accounting Standards

Accounting Standards Updates ("ASU")

ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. ASU 2024-03 requires public companies to disclose, in the notes to the financial statements, specific information about certain costs and expenses at each interim and annual reporting period. This includes disclosing amounts related to employee compensation, depreciation, and intangible asset amortization. In addition, public companies will need to provide a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. ASU 2024-03 is effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Implementation of ASU 2024-03 may be applied prospectively or retrospectively. The Company does not expect the adoption of ASU 2024-03 to have a significant impact on its financial statements.

ASU 2024-01, Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards. ASU 2024-01 clarifies the scope application of profits interest and similar awards by adding illustrative guidance to help entities determine whether profits interest and similar awards should be accounted for as share-based payment arrangements within the scope of FASB ASC 718*, "Compensation—Stock Compensation.*" However, this amendment does not change the intent of that guidance, nor how it should be applied. The ASU's amendments are effective for fiscal years beginning after December 15, 2024, including interim periods within those years. ASU 2024-01 became effective for the Company on December 31, 2024 and did not have a significant impact on the Company's financial statements.

ASU 2023-09, Income Taxes (Topic 740): Improvements to Income. ASU No. 2023-09 focuses on the rate reconciliation and income taxes paid. ASU No. 2023-09 requires a public business entity to disclose, on an annual basis, a tabular rate reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, all entities are required to disclose income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. For public business entities the new standard is effective for annual periods beginning after December 15, 2024, with early adoption permitted. An entity may apply the amendments in this ASU prospectively by providing the revised disclosures for the period ending December 31, 2025 and continuing to provide the pre-ASU disclosures for the prior periods, or may apply the amendments retrospectively by providing the revised disclosures for all period presented. The Company does not expect the adoption of ASU 2023-09 to have a significant impact on its financial statements.

ASU 2023-07, Segment Reporting (Topic 280) - Improvement to Reportable Segment Disclosures. ASU 2023-07 amends the disclosure requirements related to segment reporting primarily through enhanced disclosure about significant segment expenses that are regularly provided to the chief operating decision maker and by requiring disclosure of segment information on an annual and interim basis. The amendments in this update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. ASU 2023-07 became effective for the Company on December 31, 2024 and did not have a significant impact on the Company's financial statements.

ASU 2023-06, Disclosure Improvements—Codification Amendments in Response to the Securities and Exchange Commission's ("SEC") Disclosure Update and Simplification Initiative. ASU 2023-06 amends the FASB ASC to incorporate certain disclosure requirements from SEC Release No. 33-10532 - Disclosure Update and Simplification that was issued in 2018. The effective date for each amendment will be the date on which the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. However, if the SEC has not removed the related disclosure from its regulations by June 30, 2027, the amendments will be removed from the Codification and not become effective. The Company does not expect the adoption of ASU 2023-06 to have a significant impact on its financial statements.

ASU 2022-02, Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures. The amendments in ASU 2022-02 eliminated the accounting guidance for troubled debt restructurings and enhanced disclosures for certain loan refinancing and restructurings to borrowers experiencing financial difficulty. This guidance was applied on a prospective basis. Additionally, ASU 2022-02 requires entities to disclose current-period gross charge-offs by year of origination. ASU 2022-02 became effective for the Company on January 1, 2023 and did not have a significant impact on the Company's financial statements.

2. ACQUISITIONS

Acquisitions are an integral part of the Company's growth strategy. All acquisitions were accounted for using the acquisition method of accounting. Accordingly, the assets and liabilities of the acquired entities were recorded at their fair values at the acquisition date. The excess of the purchase price over the estimated fair value of the net assets for tax-free acquisitions was recorded as goodwill, none of which is deductible for tax purposes. The excess of the purchase price over the estimated fair value of the net assets for taxable acquisitions was also recorded as goodwill and is deductible for tax purposes. The identified core deposit intangibles for each acquisition are being amortized using a non-pro rata basis over an estimated life of 10 to 15 years. The results of operations for each acquisition have been included in the Company's consolidated financial results beginning on the respective acquisition date.

The measurement period for the Company to determine the fair values of acquired identifiable assets and assumed liabilities will end at the earlier of (1) twelve months from the date of the acquisition or (2) as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable.

Recent Acquisitions

Merger of Lone Star State Bancshares, Inc. — Effective April 1, 2024, the Company completed the merger of Lone Star State Bancshares, Inc. ("Lone Star") into Bancshares and the subsequent merger of its wholly owned subsidiary Lone Star State Bank of West Texas ("Lone Star Bank"), into the Bank (collectively, the "LSSB Merger"). Lone Star operated five full-service banking offices in the West Texas area, including its main office in Lubbock, and one banking center in each of Brownfield, Midland, Odessa and Big Spring, Texas. As of March 31, 2024, Lone Star, on a consolidated basis, reported total assets of $1.38 billion, total loans of $1.07 billion and total deposits of $1.24 billion.

Pursuant to the terms of the definitive agreement, Bancshares issued 2,376,182 shares of its common stock plus approximately $64.1 million in cash for all outstanding shares of Lone Star. This resulted in goodwill of $106.7 million as of December 31, 2024, which does not include all the subsequent fair value adjustments that have not yet been finalized. Goodwill represents the excess of the total purchase price paid over the fair value of the assets acquired, net of the fair value of liabilities assumed. Additionally, the Company recognized $17.7 million of core deposit intangibles as of December 31, 2024. In October 2024, the Company completed the operational conversion of Lone Star Bank.

Merger of First Bancshares of Texas, Inc. — Effective May 1, 2023, the Company completed the merger of First Bancshares ("First Bancshares") into Bancshares and the subsequent merger of its wholly owned subsidiary FirstCapital Bank of Texas, N.A. ("FirstCapital Bank"), into the Bank (collectively, the "FB Merger"). FirstCapital Bank operated 16 full-service banking offices in six different markets in West, North and Central Texas areas, including its main office in Midland, and banking offices in Midland, Lubbock, Amarillo, Wichita Falls, Burkburnett, Byers, Henrietta, Dallas, Horseshoe Bay, Marble Falls and Fredericksburg, Texas. As of March 31, 2023, First Bancshares, on a consolidated basis, reported total assets of $2.14 billion, total loans of $1.65 billion and total deposits of $1.71 billion. The acquisition was not considered significant to the Company's financial statements and therefore pro forma financial data and related disclosures are not included.

Pursuant to the terms of the definitive agreement, Bancshares issued 3,583,370 shares of its common stock and approximately $91.5 million in cash for all outstanding shares of First Bancshares. This resulted in goodwill of $164.8 million as of December 31, 2024, which includes all the final subsequent fair value adjustments. Additionally, the Company recognized $23.5 million of core deposit intangibles related to the FB Merger. During the second quarter of 2023, the Company completed the operational conversion of FirstCapital Bank.

Acquired Loans

Acquired loans were preliminarily recorded at fair value based on a discounted cash flow valuation methodology that considers, among other things, interest rates, projected default rates, loss given default, and recovery rates. Projected default rates, loss given default, and recovery rates for purchased credit deteriorated ("PCD") loans primarily impact the related allowance, as opposed to the fair value mark. During the valuation process, the Company identified PCD and Non-PCD loans in the acquired loan portfolios. Loans acquired with evidence of credit quality deterioration since origination as of the acquisition date were accounted for as PCD. PCD loan identification considers the following factors: payment history and past due status, debt service coverage, loan grading, collateral values and other factors that may indicate deterioration of credit quality as of the acquisition date when compared to the origination date. Non-PCD loan identification considers the following factors: account types, remaining terms, annual interest rates or coupons, current market rates, interest types, past delinquencies, timing of principal and interest payments, loan to value ratios, loss exposures and remaining balances. Accretion of purchased discounts on PCD and Non-PCD loans will be recognized based on payment structure and the contractual maturity of individual loans.

PCD Loans. The recorded investment in PCD loans included in the consolidated balance sheets and the related outstanding balances at December 31, 2024 and 2023 are presented in the table below. The outstanding balance represents the total amount owed as of December 31, 2024 and 2023.

	December 31, 2024	December 31, 2023
	(Dollars in thousands)	
PCD loans:		
Outstanding balance	$ 440,024	$ 533,653
Discount	(7,390)	(7,914)
Recorded investment	$ 432,634	$ 525,739

Changes in the accretable yield for acquired PCD loans for the years ended December 31, 2024 and 2023 were as follows:

	Year Ended December 31,	
	2024	2023
	(Dollars in thousands)	
Balance at beginning of period	$ 7,914	$ 3,361
Additions	4,558	7,790
Accretion charge-offs	(78)	(16)
Accretion	(5,004)	(3,221)
Balance at December 31,	$ 7,390	$ 7,914

Income recognition on PCD loans is subject to the timing and amount of future cash flows. PCD loans for which the Company is accruing interest income are not considered nonperforming or impaired. The PCD discount reflected above as of December 31, 2024, represents the amount of discount available to be recognized as income.

Non-PCD Loans. The recorded investment in Non-PCD loans included in the consolidated balance sheets and the related outstanding balances at December 31, 2024 and 2023 are presented in the table below. The outstanding balance represents the total amount owed as of December 31, 2024 and 2023.

	December 31, 2024	December 31, 2023
	(Dollars in thousands)	
Non-PCD loans:		
Outstanding balance	$ 2,089,629	$ 1,823,809
Discount	(27,845)	(19,992)
Recorded investment	$ 2,061,784	$ 1,803,817

Changes in the discount accretion for Non-PCD loans for the years ended December 31, 2024 and 2023 were as follows:

	Year Ended December 31,	
	2024	2023
	(Dollars in thousands)	
Balance at beginning of period	$ 19,992	$ 2,233
Addition	20,378	22,648
Accretion charge-offs	(39)	(64)
Accretion	(12,486)	(4,825)
Balance at December 31,	$ 27,845	$ 19,992

At December 31, 2024, the Company had $35.2 million of total outstanding net accretable discounts on Non-PCD and PCD loans.

3. GOODWILL AND CORE DEPOSIT INTANGIBLES

Changes in the carrying amount of the Company's goodwill and core deposit intangibles for fiscal years 2024 and 2023 were as follows:

	Goodwill	Core Deposit Intangibles
	(Dollars in thousands)	
Balance as of December 31, 2022	$ 3,231,636	$ 51,348
Less:		
Amortization	—	(12,676)
Add:		
First Bancshares merger	164,450	25,322
Balance as of December 31, 2023	3,396,086	63,994
Less:		
Amortization	—	(15,670)
Add:		
Measurement period adjustment of First Bancshares merger	316	—
Lone Star merger	106,727	17,723
Balance as of December 31, 2024	$ 3,503,129	$ 66,047

Management performs an evaluation annually, and more frequently if a triggering event occurs, of whether any impairment of the goodwill or core deposit intangibles has occurred. If any such impairment is determined, a write down is recorded. Based on the Company's annual goodwill impairment test, management does not believe any of its goodwill is impaired as of December 31, 2024.

Core deposit intangibles are being amortized on a non-pro rata basis over their estimated lives, which the Company believes is between 10 and 15 years. The estimated aggregate future amortization expense for core deposit intangibles remaining as of December 31, 2024 is as follows (dollars in thousands):

2025	$ 14,441
2026	12,763
2027	11,262
2028	9,958
Thereafter	17,623
Total	$ 66,047

4. SECURITIES

The amortized cost and fair value of investment securities were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	December 31, 2024			
			(Dollars in thousands)	
Available for Sale				
Corporate debt securities	$ 14,350	$ 2,035	$ (60)	$ 16,325
Collateralized mortgage obligations	216,142	81	(3,233)	212,990
Mortgage-backed securities	108,524	41	(920)	107,645
Total	$ 339,016	$ 2,157	$ (4,213)	$ 336,960
Held to Maturity				
U.S. Treasury securities and obligations of U.S. Government agencies	$ 5,861	$ —	$ (44)	$ 5,817
States and political subdivisions	98,125	220	(2,510)	95,835
Corporate debt securities	12,000	—	(3,840)	8,160
Collateralized mortgage obligations	232,345	—	(24,128)	208,217
Mortgage-backed securities	10,409,133	380	(1,345,063)	9,064,450
Total	$ 10,757,464	$ 600	$ (1,375,585)	$ 9,382,479

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	December 31, 2023			
			(Dollars in thousands)	
Available for Sale				
Corporate debt securities	$ 20,698	$ 1,827	$ (738)	$ 21,787
Collateralized mortgage obligations	321,881	967	(2,804)	320,044
Mortgage-backed securities	97,779	96	(1,118)	96,757
Total	$ 440,358	$ 2,890	$ (4,660)	$ 438,588
Held to Maturity				
U.S. Treasury securities and obligations of U.S. Government agencies	$ 7,631	$ —	$ (52)	$ 7,579
States and political subdivisions	116,497	1,864	(2,306)	116,055
Corporate debt securities	12,000	—	(4,200)	7,800
Collateralized mortgage obligations	263,250	—	(20,864)	242,386
Mortgage-backed securities	11,965,930	2,131	(1,357,283)	10,610,778
Total	$ 12,365,308	$ 3,995	$ (1,384,705)	$ 10,984,598

The investment securities portfolio is measured for expected credit losses by segregating the portfolio into two general classifications and applying the appropriate expected credit losses methodology. Investment securities classified as available for sale or held to maturity are evaluated for expected credit losses under CECL.

Available for sale securities. For available for sale securities in an unrealized loss position, the amount of the expected credit losses recognized in earnings depends on whether an entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. If an entity intends to sell or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the expected credit losses will be recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the expected credit losses will be separated into the amount representing the credit-related portion of the impairment loss ("credit loss") and the noncredit portion of the impairment loss ("noncredit portion"). The amount of the total expected credit losses related to the credit loss is determined based on the difference between the present value of cash flows expected to be collected and the amortized cost basis and such difference is recognized in earnings. The amount of the total expected credit losses related to the noncredit portion is recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the expected credit losses recognized in earnings will become the new amortized cost basis of the investment.

As of December 31, 2024, management does not have the intent to sell any of the securities classified as available for sale before a recovery of cost. In addition, management believes it is more likely than not that the Company will not be required to sell any of its investment securities before a recovery of cost. The unrealized losses are largely due to changes in market interest rates and spread relationships since the time the underlying securities were purchased. The fair value is expected to recover as the securities approach their maturity date or repricing date or if market yields for such investments decline. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of December 31, 2024, management believes that there is no potential for credit losses on available for sale securities.

Held to maturity securities. The Company's held to maturity investments include mortgage-related bonds issued by either the Government National Mortgage Corporation ("Ginnie Mae"), Federal National Mortgage Association ("Fannie Mae") or Federal Home Loan Mortgage Corporation ("Freddie Mac"). Ginnie Mae issued securities are explicitly guaranteed by the U.S. government, while Fannie Mae and Freddie Mac issued securities are fully guaranteed by those respective United States government-sponsored agencies, and conditionally guaranteed by the full faith and credit of the United States. The Company's held to maturity securities also include taxable and tax-exempt municipal securities issued primarily by school districts, utility districts and municipalities located in Texas. The Company's investment in municipal securities is exposed to credit risk. The securities are highly rated by major rating agencies and regularly reviewed by management. A significant portion are guaranteed or insured by either the Texas Permanent School Fund, Assured Guaranty or Build America Mutual. As of December 31, 2024, the Company's municipal securities represent 0.9% of the securities portfolio. Management has the ability and intent to hold the securities classified as held to maturity until they mature, at which time the Company will receive full value for the securities. Accordingly, as of December 31, 2024, management believes that there is no potential for material credit losses on held to maturity securities.

Securities with unrealized losses segregated by length of time such securities have been in a continuous loss position were as follows:

	December 31, 2024					
	Less than 12 Months		12 Months or More		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
	(Dollars in thousands)					
Available for Sale						
Corporate debt securities	$ 2,040	$ (60)	$ —	$ —	$ 2,040	$ (60)
Collateralized mortgage obligations	47,114	(307)	125,942	(2,926)	173,056	(3,233)
Mortgage-backed securities	6,837	(53)	89,513	(867)	96,350	(920)
Total	$ 55,991	$ (420)	$ 215,455	$ (3,793)	$ 271,446	$ (4,213)
Held to Maturity						
U.S. Treasury securities and obligations of U.S. Government agencies	$ 5,817	$ (44)	$ —	$ —	$ 5,817	$ (44)
States and political subdivisions	23,270	(113)	47,943	(2,397)	71,213	(2,510)
Corporate debt securities	—	—	8,160	(3,840)	8,160	(3,840)
Collateralized mortgage obligations	28,362	(663)	179,855	(23,465)	208,217	(24,128)
Mortgage-backed securities	331,265	(4,647)	8,646,541	(1,340,416)	8,977,806	(1,345,063)
Total	$ 388,714	$ (5,467)	$ 8,882,499	$ (1,370,118)	$ 9,271,213	$ (1,375,585)

	December 31, 2023					
	Less than 12 Months		12 Months or More		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
	(Dollars in thousands)					
Available for Sale						
Corporate debt securities	$ 7,300	$ (738)	$ —	$ —	$ 7,300	$ (738)
Collateralized mortgage obligations	54,611	(729)	114,758	(2,075)	169,369	(2,804)
Mortgage-backed securities	1,154	(13)	92,211	(1,105)	93,365	(1,118)
Total	$ 63,065	$ (1,480)	$ 206,969	$ (3,180)	$ 270,034	$ (4,660)
Held to Maturity						
U.S. Treasury securities and obligations of U.S. Government agencies	$ 7,580	$ (52)	$ —	$ —	$ 7,580	$ (52)
States and political subdivisions	23,085	(79)	41,039	(2,227)	64,124	(2,306)
Corporate debt securities	—	—	7,800	(4,200)	7,800	(4,200)
Collateralized mortgage obligations	50,147	(470)	192,205	(20,394)	242,352	(20,864)
Mortgage-backed securities	52,853	(807)	10,354,514	(1,356,476)	10,407,367	(1,357,283)
Total	$ 133,665	$ (1,408)	$10,595,558	$ (1,383,297)	$10,729,223	$ (1,384,705)

At December 31, 2024 and 2023 there were 949 securities and 941 securities, respectively, in an unrealized loss position for 12 months or more.

The table below summarizes the amortized cost and fair value of investment securities at December 31, 2024, by contractual maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations at any time with or without call or prepayment penalties.

	Held to Maturity		Available for Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)			
Due in one year or less	$ 14,781	$ 14,786	$ —	$ —
Due after one year through five years	48,167	47,569	700	815
Due after five years through ten years	45,570	40,800	13,650	15,510
Due after ten years	7,468	6,657	—	—
Subtotal	115,986	109,812	14,350	16,325
Mortgage-backed securities and collateralized mortgage obligations	10,641,478	9,272,667	324,666	320,635
Total	$ 10,757,464	$ 9,382,479	$ 339,016	$ 336,960

At December 31, 2024 and 2023, the Company did not own securities of any one issuer (other than the U.S. government and its agencies) for which aggregate adjusted cost exceeded 10% of the consolidated shareholders' equity at such respective dates.

Securities with an amortized cost of $10.26 billion and $11.34 billion and a fair value of $8.91 billion and $10.09 billion at December 31, 2024 and 2023, respectively, were pledged to collateralize public deposits and for other purposes required or permitted by law.

The Company recorded a $9.4 million net loss on the sale of investment securities for the year ended December 31, 2024. The Company recorded no gain or loss on sale of investment securities for the year ended December 31, 2023 and 2022, respectively. As of December 31, 2024, the Company did not own any non-agency collateralized mortgage obligations.

Visa Class B-1 Stock Exchange. During the second quarter of 2024, the Bank tendered all of its shares of Visa, Inc. ("Visa") Class B-1 common stock in exchange for a combination of Visa Class B-2 common stock and Visa Class C common stock, pursuant to the terms and subject to the conditions of the public offering of Visa to exchange its Class B-1 common stock for a combination of shares of its Class B-2 common stock and Class C common stock, which expired on May 3, 2024. The Company recorded a gain of $20.6 million during the second quarter of 2024 based on the conversion privilege of the Class C common stock and the closing price of Visa Class A common stock. In the exchange, the Bank received 48,492 shares of Class B-2 stock, recorded at zero cost basis, and 19,245 shares of Class C common stock and has subsequently sold all shares of Class C stock.

5. LOANS AND ALLOWANCE FOR CREDIT LOSSES

The loan portfolio consists of various types of loans made principally to borrowers located within the states of Texas and Oklahoma and is categorized by major type as follows:

	December 31,	
	2024	2023
	(Dollars in thousands)	
Residential mortgage loans held for sale	$ 10,690	$ 5,734
Commercial and industrial	2,508,088	2,305,040
Real estate:		
Construction, land development and other land loans	2,859,281	3,076,591
1-4 family residential (including home equity)	8,476,899	8,162,344
Commercial real estate (including multi-family residential)	5,800,985	5,662,948
Farmland	681,883	598,898
Agriculture	351,663	217,145
Consumer and other	378,817	329,593
Total loans held for investment, excluding Warehouse Purchase Program	21,057,616	20,352,559
Warehouse Purchase Program	1,080,903	822,245
Total loans, including Warehouse Purchase Program	$ 22,149,209	$ 21,180,538

Loan Origination/Risk Management. The Company has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions. Loans to borrowers with aggregate debt relationships over $1.0 million and below $5.0 million are evaluated and acted upon on a daily basis by two of the company-wide designated senior credit officers. Loans to borrowers with aggregate debt relationships above $5.0 million are evaluated and acted upon by an officers' loan committee that meets weekly.

The Company maintains an independent loan review department that reviews and validates the credit risk program on a periodic basis. Results of these reviews are presented to management. The loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as the Company's policies and procedures.

(i) Commercial and Industrial Loans. In nearly all cases, the Company's commercial loans are made in the Company's market areas and are underwritten based on the borrower's ability to service the debt from the conversion of working assets or cash flow. Working capital loans are primarily collateralized by short-term assets whereas term loans are primarily collateralized by long-term assets. As a general practice, term loans are secured by any available real estate, equipment or other assets owned by the borrower. Both working capital and term loans are typically supported by a personal guaranty of a principal. In general, commercial loans involve more credit risk than residential mortgage loans and commercial mortgage loans and, therefore, usually yield a higher return. The increased risk in commercial loans is due to the type of collateral securing these loans as well as the expectation that commercial loans generally will be serviced principally from the operations of the business, and those operations may not be successful.

Historical trends have shown these types of loans to have higher delinquencies than mortgage loans. As a result of these additional complexities, variables and risks, commercial loans require more thorough underwriting and servicing than other types of loans.

(ii) Commercial Real Estate. The Company makes commercial real estate loans collateralized by owner-occupied and nonowner-occupied real estate to finance the purchase of real estate. The Company's commercial real estate loans are collateralized by first liens on real estate, typically have variable interest rates (or five year or less fixed rates) and amortize over a 15- to 25-year period. Payments on loans secured by nonowner-occupied properties are often dependent on the successful operation or management of the properties. Accordingly, repayment of these loans may be subject to adverse conditions in the real estate market or the economy to a greater extent than other types of loans. The Company seeks to minimize these risks in a variety of ways, including giving careful consideration of the property's operating history, future operating projections, current and projected occupancy, location and physical condition in connection with underwriting these loans. The underwriting analysis also includes credit verification, analysis of global cash flow, collateral valuation and a review of the financial condition of the borrower and guarantor. Loans to hotels and restaurants are primarily included in commercial real estate loans.

(iii) 1-4 Family Residential Loans. The Company's lending activities also include the origination of 1-4 family residential mortgage loans (including home equity loans) collateralized by owner-occupied and nonowner-occupied residential properties located in the Company's market areas. The Company offers a variety of mortgage loan portfolio products which generally are amortized over five to 30 years. Loans collateralized by 1-4 family residential real estate generally have been originated in amounts of no more than 89% of appraised value. The Company requires mortgage title insurance, as well as hazard, wind and/or flood insurance as appropriate. The Company prefers to retain residential mortgage loans for its own account rather than selling them into the secondary market. By doing so, the Company incurs interest rate risk as well as the risks associated with non-payments on such loans. The Company's mortgage department also offers a variety of mortgage loan products which are generally amortized over 30 years, including FHA and VA loans, which are sold to secondary market investors.

(iv) Construction, Land Development and Other Land Loans. The Company makes loans to finance the construction of residential and nonresidential properties. Construction loans generally are collateralized by first liens on real estate and have variable interest rates. The Company conducts periodic inspections, either directly or through an agent, prior to approval of periodic draws on these loans. Underwriting guidelines similar to those described above are also used in the Company's construction lending activities, with heightened analysis of construction and/or development costs. Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of a project under construction, and the project is of uncertain value prior to its completion. Because of uncertainties inherent in estimating construction costs, the market value of the completed project and the effects of governmental regulation on real property, it can be difficult to accurately evaluate the total funds required to complete a project and the related loan to value ratio. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If the Company is forced to foreclose on a project prior to completion, the Company may not be able to recover all of the unpaid portion of the loan. In addition, the Company may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period of time. Although the Company has underwriting procedures designed to identify what it believes to be acceptable levels of risks in construction lending, these procedures may not prevent losses from the risks described above.

(v) Warehouse Purchase Program. The Warehouse Purchase Program allows unaffiliated mortgage originators ("Clients") to close 1-4 family real estate loans in their own name and manage their cash flow needs until the loans are sold to investors. The Company's Clients are strategically targeted for their experienced management teams and analyzed for the expected profitability of each Client's business model over the long term. The Clients are located across the U.S. and originate mortgage loans primarily through traditional retail and/or wholesale business models using underwriting standards consistent with the United States government-sponsored enterprises, "Agencies" such as Fannie Mae, the private investors to which the mortgage loans are ultimately sold and the mortgage insurers.

Although not subject to any legally binding commitment, when the Company makes a purchase decision, it acquires a 100% participation interest in the mortgage loans originated by its Clients. Individual mortgage loans are warehoused in the Company's portfolio only for a short duration, averaging less than 30 days. When instructed by a

Client that a warehoused loan has been sold to an investor, the Company delivers the note to the investor that pays the Company, which in turn remits the net sales proceeds to the Client.

(vi) Agriculture Loans. The Company provides agriculture loans for short-term livestock and crop production, including rice, cotton, milo and corn, farm equipment financing and agriculture real estate financing. The Company evaluates agriculture borrowers primarily based on their historical profitability, level of experience in their particular industry segment, overall financial capacity and the availability of secondary collateral to withstand economic and natural variations common to the industry. Because agriculture loans present a higher level of risk associated with events caused by nature, the Company routinely makes on-site visits and inspections in order to identify and monitor such risks.

(vii) Consumer Loans. Consumer loans made by the Company include direct "A"-credit automobile loans, recreational vehicle loans, boat loans, home improvement loans, personal loans (collateralized and uncollateralized) and deposit account collateralized loans. The terms of these loans typically range from 12 to 180 months and vary based upon the nature of collateral and size of loan. Generally, consumer loans entail greater risk than do real estate secured loans, particularly in the case of consumer loans that are unsecured or collateralized by rapidly depreciating assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan balance. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness, personal bankruptcy or death. Furthermore, the application of various federal and state laws may limit the amount which can be recovered on such loans.

Loan Maturities. The contractual maturity ranges of the Company's loan portfolio, excluding loans held for sale of $10.7 million and Warehouse Purchase Program Loans of $1.08 billion, by type of loan and the amount of such loans with predetermined interest rates and variable rates in each maturity range as of December 31, 2024 are summarized in the following table. Contractual maturities are based on contractual amounts outstanding and do not include loan purchase net discounts of $35.2 million.

	One Year or Less	After One Year Through Five Years	After Five Years Through Fifteen Years	After Fifteen Years	Total
	(Dollars in thousands)				
Commercial and industrial	$ 778,650	$ 1,261,255	$ 362,261	$ 111,158	$ 2,513,324
Real estate:					
Construction, land development and other land loans	693,907	540,453	573,702	1,052,567	2,860,629
1-4 family residential (includes home equity)	53,794	242,565	1,888,707	6,289,949	8,475,015
Commercial (includes multi-family residential)	271,543	1,199,783	2,137,316	2,220,371	5,829,013
Agriculture (includes farmland)	321,986	164,851	240,467	308,345	1,035,649
Consumer and other	84,503	76,410	149,365	68,943	379,221
Total	$ 2,204,383	$ 3,485,317	$ 5,351,818	$10,051,333	$21,092,851
Loans with a predetermined interest rate	$ 533,187	$ 1,555,466	$ 3,111,854	$ 3,470,683	$ 8,671,190
Loans with a variable interest rate	1,671,196	1,929,851	2,239,964	6,580,650	12,421,661
Total	$ 2,204,383	$ 3,485,317	$ 5,351,818	$10,051,333	$21,092,851

Concentrations of Credit. Most of the Company's lending activity occurs within the states of Texas and Oklahoma. Commercial real estate loans, 1-4 family residential loans and construction, land development and other land loans made up 81.3% and 83.0% of the Company's total loan portfolio, excluding Warehouse Purchase Program loans, at December 31, 2024 and 2023, respectively. As of December 31, 2024 and 2023, excluding Warehouse Purchase Program loans, there were no concentrations of loans related to any single industry in excess of 10% of total loans.

Related Party Loans. As of December 31, 2024 and 2023, loans outstanding to directors, officers and their affiliates totaled $266 thousand and $292 thousand, respectively. All transactions between the Company and such related parties are conducted in the ordinary course of business and made on the same terms and conditions as similar transactions with unaffiliated persons.

An analysis of activity with respect to these related-party loans is as follows:

	As of and for the year ended December 31,	
	2024	2023
	(Dollars in thousands)	
Beginning balance on January 1	$ 292	$ 547
New loans	5	64
Repayments	(31)	(319)
Ending balance	$ 266	$ 292

Nonperforming Assets and Nonaccrual and Past Due Loans. The Company has several procedures in place to assist it in maintaining the overall quality of its loan portfolio. The Company has established underwriting guidelines to be followed by its officers, including requiring appraisals on loans collateralized by real estate. The Company also monitors its delinquency levels for any negative or adverse trends. Nevertheless, the Company's loan portfolio could become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

The Company generally places a loan on nonaccrual status and ceases accruing interest when the payment of principal or interest is delinquent for 90 days, or earlier in some cases unless the loan is in the process of collection and the underlying collateral fully supports the carrying value of the loan. A loan may be returned to accrual status when all the principal and interest amounts contractually due are brought current and future principal and interest amounts contractually due are reasonably assured, which is typically evidenced by a sustained period (at least six months) of repayment performance by the borrower.

With respect to potential problem loans, an evaluation of the borrower's overall financial condition is made, together with an appraisal for loans collateralized by real estate, to determine the need, if any, for possible write downs or appropriate additions to the allowance for credit losses.

An aging analysis of past due loans, segregated by category of loan, is presented below:

	December 31, 2024					
	Loans Past Due and Still Accruing					
	30-89 Days	90 or More Days	Total Past Due Loans	Nonaccrual Loans	Current Loans	Total Loans
	(Dollars in thousands)					
Construction, land development and other land loans	$ 21,464	$ 267	$ 21,731	$ 2,079	$ 2,835,471	$ 2,859,281
Warehouse Purchase Program loans	—	—	—	—	1,080,903	1,080,903
Agriculture and agriculture real estate (includes farmland)	4,554	575	5,129	2,634	1,025,783	1,033,546
1-4 family (includes home equity)[1]	49,391	—	49,391	42,048	8,396,150	8,487,589
Commercial real estate (includes multi-family residential)	15,692	—	15,692	18,455	5,766,838	5,800,985
Commercial and industrial	26,852	1,347	28,199	8,348	2,471,541	2,508,088
Consumer and other	478	—	478	83	378,256	378,817
Total	$ 118,431	$ 2,189	$ 120,620	$ 73,647	$ 21,954,942	$22,149,209

	December 31, 2023					
	Loans Past Due and Still Accruing					
	30-89 Days	**90 or More Days**	**Total Past Due Loans**	**Nonaccrual Loans**	**Current Loans**	**Total Loans**
			(Dollars in thousands)			
Construction, land development and other land loans	$ 21,627	$ 1,635	$ 23,262	$ 14,770	$ 3,038,559	$ 3,076,591
Warehouse Purchase Program loans	—	—	—	—	822,245	822,245
Agriculture and agriculture real estate (includes farmland)	8,572	—	8,572	1,460	806,011	816,043
1-4 family (includes home equity)[1]	38,350	130	38,480	25,694	8,103,904	8,168,078
Commercial real estate (includes multi-family residential)	23,511	—	23,511	18,662	5,620,775	5,662,948
Commercial and industrial	14,782	430	15,212	8,066	2,281,762	2,305,040
Consumer and other	503	—	503	36	329,054	329,593
Total	$ 107,345	$ 2,195	$ 109,540	$ 68,688	$ 21,002,310	$21,180,538

(1) Includes $10.7 million and $5.7 million of residential mortgage loans held for sale at December 31, 2024 and 2023, respectively.

The following table presents information regarding nonperforming assets at the dates indicated:

	December 31,		
	2024	**2023**	**2022**
	(Dollars in thousands)		
Nonaccrual loans [1][3]	$ 73,647	$ 68,688	$ 19,614 [2]
Accruing loans 90 or more days past due	2,189	2,195	5,917
Total nonperforming loans	75,836	70,883	25,531
Repossessed assets	4	76	—
Other real estate	5,701	1,708	1,963
Total nonperforming assets	$ 81,541	$ 72,667	$ 27,494
Nonperforming assets to total loans and other real estate	0.37%	0.34%	0.15%
Nonperforming assets to total loans, excluding Warehouse Purchase Program loans, and other real estate	0.39%	0.36%	0.15%
Nonaccrual loans to total loans	0.33%	0.32%	0.10%
Nonaccrual loans to total loans, excluding Warehouse Purchase Program loans	0.35%	0.34%	0.11%

(1) ASU 2022-02 became effective for the Company on January 1, 2023.
(2) Includes troubled debt restructurings of $4.6 million for the year ended December 31, 2022.
(3) There were no nonperforming Warehouse Purchase Program loans or Warehouse Purchase Program lines of credit for the periods presented.

The Company had $81.5 million in nonperforming assets at December 31, 2024 compared with $72.7 million at December 31, 2023 and $27.5 million at December 31, 2022. Nonperforming assets were 0.37% of total loans and other real estate at December 31, 2024 compared with 0.34% and 0.15% of total loans and other real estate at December 31, 2023 and 2022, respectively. The nonperforming assets consisted of 368 separate credits or other real estate properties at December 31, 2024, compared with 292 at December 31, 2023, and 170 at December 31, 2022. The Company had $73.6 million, $68.7 million and $19.6 million in nonaccrual loans at December 31, 2024, 2023, and 2022, respectively.

Credit Quality Indicators. As part of the ongoing monitoring of the credit quality of the Company's loan portfolio and methodology for calculating the allowance for credit losses, management assigns and tracks loan grades to be used as credit quality indicators.

The following is a general description of the loan grades used:

Grade 1—Credits in this category have risk potential that is virtually nonexistent. These loans may be secured by insured certificates of deposit, insured savings accounts, U.S. Government securities and highly rated municipal bonds.

Grade 2—Credits in this category are of the highest quality. These borrowers represent top-rated companies and individuals with unquestionable financial standing with excellent global cash flow coverage, net worth, liquidity and collateral coverage.

Grade 3—Credits in this category are not immune from risk but are well protected by the collateral and paying capacity of the borrower. These loans may exhibit a minor unfavorable credit factor, but the overall credit is sufficiently strong to minimize the possibility of loss.

Grade 4—Credits in this category are considered to be of acceptable credit quality with moderately greater risk than Grade 3 and receiving closer monitoring. Loans in this category have sources of repayment that remain sufficient to preclude a larger than normal probability of default and secondary sources are likewise currently of sufficient quantity, quality, and liquidity to protect the Company against loss of principal and interest. These borrowers have specific risk factors, but the overall strength of the credit is acceptable based on other mitigating credit and/or collateral factors and can repay the debt in the normal course of business.

Grade 5—Credits in this category constitute an undue and unwarranted credit risk; however, the factors do not rise to a level of substandard. These credits have potential weaknesses and/or declining trends that, if not corrected, could expose the Company to risk at a future date. These loans are monitored on the Company's internally-generated watch list and evaluated on a quarterly basis.

Grade 6—Credits in this category are considered "substandard" but "non-impaired" loans in accordance with regulatory guidelines. Loans in this category have well-defined weakness that, if not corrected, could make default of principal and interest possible. Loans in this category are still accruing interest and may be dependent upon secondary sources of repayment and/or collateral liquidation.

Grade 7—Credits in this category are deemed "substandard" and "impaired" pursuant to regulatory guidelines. As such, the Company has determined that it is probable that less than 100% of the contractual principal and interest will be collected. These loans are individually evaluated for a specific reserve and will typically have the accrual of interest stopped.

Grade 8—Credits in this category include "doubtful" loans in accordance with regulatory guidance. Such loans are no longer accruing interest and factors indicate a loss is imminent. These loans are also deemed "impaired." While a specific reserve may be in place while the loan and collateral are being evaluated these loans are typically charged down to an amount the Company estimates is collectible.

Grade 9—Credits in this category are deemed a "loss" in accordance with regulatory guidelines and have been charged off or charged down. The Company may continue collection efforts and may have partial recovery in the future.

The following table presents loans by risk grade and category of loan and year of origination at December 31, 2024.

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans	Revolving Loans Converted to Term Loans	Total
	2024	2023	2022	2021	2020	Prior			
				(Dollars in thousands)					
Construction, Land Development and Other Land Loans									
Grade 1	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Grade 2	4,500	685	151	—	—	13	—	—	5,349
Grade 3	549,816	534,017	532,729	217,862	103,049	49,488	108,803	17,111	2,112,875
Grade 4	50,550	146,561	195,618	76,629	64,886	26,557	36,760	—	597,561
Grade 5	564	510	4,318	7,065	5,542	5,239	1,075	—	24,313
Grade 6	—	641	—	7,314	177	479	—	—	8,611
Grade 7	—	—	1,334	114	—	14	217	—	1,679
Grade 8	—	—	—	—	—	—	—	—	—
Grade 9	—	—	—	—	—	—	—	—	—
PCD Loans	5,472	13,793	47,699	8,931	5,966	7,153	19,879	—	108,893
Total	$ 610,902	$ 696,207	$ 781,849	$ 317,915	$ 179,620	$ 88,943	$ 166,734	$ 17,111	$ 2,859,281
Current-period gross write-offs	$ —	$ 402	$ 156	$ —	$ —	$ 223	$ —	$ —	$ 781
Agriculture and Agriculture Real Estate (includes Farmland)									
Grade 1	$ 2,146	$ 567	$ 40	$ 76	$ 67	$ 497	$ 10,162	$ 16	$ 13,571
Grade 2	—	10	45	3,490	—	610	—	—	4,155
Grade 3	149,268	93,898	184,355	80,309	42,323	117,505	152,829	19	820,506
Grade 4	29,790	11,099	14,443	26,075	5,674	12,374	35,964	—	135,419
Grade 5	80	57	929	264	—	1,573	—	—	2,903
Grade 6	—	—	2,825	1	—	686	—	—	3,512
Grade 7	—	—	1,403	199	—	181	—	—	1,783
Grade 8	—	—	—	—	—	—	—	—	—
Grade 9	—	—	—	—	—	—	—	—	—
PCD Loans	3,059	3,162	2,808	1,905	16,889	16,338	7,536	—	51,697
Total	$ 184,343	$ 108,793	$ 206,848	$ 112,319	$ 64,953	$ 149,764	$ 206,491	$ 35	$ 1,033,546
Current-period gross write-offs	$ 5	$ —	$ 109	$ 62	$ 339	$ 121	$ —	$ —	$ 636
1-4 Family (includes Home Equity) [1]									
Grade 1	$ —	$ 72	$ 144	$ —	$ 107	$ —	$ —	$ —	$ 323
Grade 2	—	400	1,535	145	164	2,427	—	—	4,671
Grade 3	396,862	1,287,355	2,339,400	2,055,464	949,951	1,148,169	93,848	1,998	8,273,047
Grade 4	8,984	18,839	21,532	25,047	8,687	65,666	3,503	253	152,511
Grade 5	—	688	1,915	116	603	2,589	76	—	5,987
Grade 6	133	18	493	—	13	1,135	—	—	1,792
Grade 7	—	4,935	12,756	6,486	4,321	12,666	640	29	41,833
Grade 8	—	—	—	—	—	—	—	—	—
Grade 9	—	—	—	—	—	—	—	—	—
PCD Loans	—	815	3,774	520	507	1,809	—	—	7,425
Total	$ 405,979	$ 1,313,122	$ 2,381,549	$ 2,087,778	$ 964,353	$ 1,234,461	$ 98,067	$ 2,280	$ 8,487,589
Current-period gross write-offs	$ —	$ 124	$ 1,163	$ 151	$ 47	$ 70	$ —	$ —	$ 1,555

	Term Loans Amortized Cost Basis by Origination Year								
	2024	2023	2022	2021	2020	Prior	Revolving Loans	Revolving Loans Converted to Term Loans	Total
	(Dollars in thousands)								
Commercial Real Estate (includes Multi-Family Residential)									
Grade 1	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Grade 2	—	—	1,041	—	302	13,943	24,495	—	39,781
Grade 3	243,633	384,617	858,216	747,863	348,753	1,165,428	48,733	298	3,797,541
Grade 4	16,431	74,372	289,639	192,969	230,362	577,718	6,572	13,610	1,401,673
Grade 5	—	2,497	13,839	947	44,641	146,967	—	—	208,891
Grade 6	—	3,085	4,000	1,442	10,310	94,573	—	—	113,410
Grade 7	—	2,072	2,140	699	—	584	50	—	5,545
Grade 8	—	—	—	—	—	—	—	—	—
Grade 9	—	—	—	—	—	—	—	—	—
PCD Loans	3,786	21,990	59,233	38,578	32,875	77,682	—	—	234,144
Total	$ 263,850	$ 488,633	$ 1,228,108	$ 982,498	$ 667,243	$ 2,076,895	$ 79,850	$ 13,908	$ 5,800,985
Current-period gross write-offs	$ —	$ —	$ 167	$ 481	$ —	$ 313	$ 329	$ —	$ 1,290
Commercial and Industrial									
Grade 1	$ 22,912	$ 11,756	$ 4,184	$ 3,559	$ 2,061	$ 7,445	$ 50,438	$ 6,700	$ 109,055
Grade 2	2,466	681	7,216	—	118	3,341	23,090	—	36,912
Grade 3	321,021	160,798	169,606	124,229	41,968	153,999	907,243	92,398	1,971,262
Grade 4	45,782	61,719	28,477	5,306	8,087	35,922	70,907	316	256,516
Grade 5	497	45	19,220	944	53	33,127	27,637	427	81,950
Grade 6	380	3,585	3,368	511	1,309	22	6,067	—	15,242
Grade 7	—	40	524	5,198	—	955	—	—	6,717
Grade 8	—	—	—	—	—	—	—	—	—
Grade 9	—	—	—	—	—	—	—	—	—
PCD Loans	87	820	10,519	2,021	41	3,455	13,491	—	30,434
Total	$ 393,145	$ 239,444	$ 243,114	$ 141,768	$ 53,637	$ 238,266	$ 1,098,873	$ 99,841	$ 2,508,088
Current-period gross write-offs	$ 222	$ 857	$ 1,744	$ 1,212	$ 1,964	$ 604	$ 3,103	$ —	$ 9,706
Consumer and Other									
Grade 1	$ 19,661	$ 6,897	$ 3,781	$ 1,472	$ 1,193	$ 4,936	$ 2,091	$ —	$ 40,031
Grade 2	109,901	11,982	13,964	—	44	1,780	85	—	137,756
Grade 3	36,778	19,493	32,312	20,587	8,681	13,992	45,747	7	177,597
Grade 4	—	1,472	226	964	14,770	2,421	3,373	—	23,226
Grade 5	—	—	—	—	—	—	89	—	89
Grade 6	—	—	—	—	—	—	—	—	—
Grade 7	—	27	4	—	46	—	—	—	77
Grade 8	—	—	—	—	—	—	—	—	—
Grade 9	—	—	—	—	—	—	—	—	—
PCD Loans	—	—	—	22	—	7	12	—	41
Total	$ 166,340	$ 39,871	$ 50,287	$ 23,045	$ 24,734	$ 23,136	$ 51,397	$ 7	$ 378,817
Current-period gross write-offs	$ 5,470	$ 263	$ 56	$ 50	$ 53	$ 305	$ 67	$ 7	$ 6,271

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans	Revolving Loans Converted to Term Loans	Total
	2024	**2023**	**2022**	**2021**	**2020**	**Prior**			
					(Dollars in thousands)				
Warehouse Purchase Program									
Grade 1	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Grade 2	—	—	—	—	—	—	—	—	—
Grade 3	1,080,903	—	—	—	—	—	—	—	1,080,903
Grade 4	—	—	—	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—	—	—	—
Grade 6	—	—	—	—	—	—	—	—	—
Grade 7	—	—	—	—	—	—	—	—	—
Grade 8	—	—	—	—	—	—	—	—	—
Grade 9	—	—	—	—	—	—	—	—	—
PCD Loans	—	—	—	—	—	—	—	—	—
Total	$1,080,903	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 1,080,903
Current-period gross write-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total									
Grade 1	$ 44,719	$ 19,292	$ 8,149	$ 5,107	$ 3,428	$ 12,878	$ 62,691	$ 6,716	$ 162,980
Grade 2	116,867	13,758	23,952	3,635	628	22,114	47,670	—	228,624
Grade 3	2,778,281	2,480,178	4,116,618	3,246,314	1,494,725	2,648,581	1,357,203	111,831	18,233,731
Grade 4	151,537	314,062	549,935	326,990	332,466	720,658	157,079	14,179	2,566,906
Grade 5	1,141	3,797	40,221	9,336	50,839	189,495	28,877	427	324,133
Grade 6	513	7,329	10,686	9,268	11,809	96,895	6,067	—	142,567
Grade 7	—	7,074	18,161	12,696	4,367	14,400	907	29	57,634
Grade 8	—	—	—	—	—	—	—	—	—
Grade 9	—	—	—	—	—	—	—	—	—
PCD Loans	12,404	40,580	124,033	51,977	56,278	106,444	40,918	—	432,634
Total	$3,105,462	$2,886,070	$4,891,755	$3,665,323	$1,954,540	$3,811,465	$1,701,412	$ 133,182	$22,149,209
Current-period gross write-offs	$ 5,697	$ 1,646	$ 3,395	$ 1,956	$ 2,403	$ 1,636	$ 3,499	$ 7	$ 20,239

(1) Includes $10.7 million of residential mortgage loans held for sale at December 31, 2024.

Allowance for Credit Losses on Loans. The allowance for credit losses is adjusted through charges to earnings in the form of a provision for credit losses. Management has established an allowance for credit losses which it believes is adequate to cover the expected losses in the loan portfolio as of December 31, 2024. The amount of the allowance for credit losses on loans is affected by the following: (1) charge-offs of loans that occur when loans are deemed uncollectible and decrease the allowance, (2) recoveries on loans previously charged off that increase the allowance, (3) provisions for credit losses charged to earnings that increase the allowance, and (4) provision releases returned to earnings that decrease the allowance. Based on an evaluation of the loan portfolio and consideration of the factors listed below, management presents a quarterly review of the allowance for credit losses to the Bank's Board of Directors, indicating any change in the allowance since the last review and any recommendations as to adjustments in the allowance. Although management believes it uses the best information available to make determinations with respect to the allowance for credit losses, future adjustments may be necessary if economic conditions or borrower performance differ from the assumptions used in making the initial determinations.

The Company's allowance for credit losses on loans consists of two components: (1) a specific valuation allowance based on expected losses on specifically identified loans and (2) a general valuation allowance based on historical lifetime loan loss experience, current economic conditions, reasonable and supportable forecasted economic conditions and other qualitative risk factors both internal and external to the Company.

In setting the specific valuation allowance, the Company follows a loan review program to evaluate the credit risk in the total loan portfolio and assigns risk grades to each loan. Through this loan review process, the Company maintains an internal list of impaired loans which, along with the delinquency list of loans, helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for credit losses. All loans that have been identified as impaired are reviewed on a quarterly basis in order to determine whether a specific reserve is required. For certain impaired loans, the Company allocates a specific loan loss reserve primarily based on the value of the collateral securing the impaired loan in accordance with CECL. The specific reserves are determined on an individual loan basis. Loans for which specific reserves are provided are excluded from the general valuation allowance described below.

In connection with this review of the loan portfolio, the Company considers risk elements attributable to particular loan types or categories in assessing the quality of individual loans. Some of the risk elements include:

- for 1-4 family residential mortgage loans, the borrower's ability to repay the loan, including a consideration of the debt to income ratio and employment and income stability, the loan to value ratio, and the age, condition and marketability of collateral;

- for commercial real estate loans and multifamily residential loans, the debt service coverage ratio (income from the property in excess of operating expenses compared to loan payment requirements), operating results of the owner in the case of owner-occupied properties, the loan to value ratio, the age and condition of the collateral and the volatility of income, property value and future operating results typical of properties of that type;

- for construction, land development and other land loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or the ability to lease property constructed for lease, the quality and nature of contracts for presale or prelease, if any, experience and ability of the developer and loan to value ratio;

- for commercial and industrial loans, the operating results of the commercial, industrial or professional enterprise, the borrower's business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in that category and the value, nature and marketability of collateral;

- for the Warehouse Purchase Program, the capitalization and liquidity of the mortgage banking client, the operating experience, the Client's satisfactory underwriting of purchased loans and the consistent timeliness by the Client of loan resale to investors;

- for agricultural real estate loans, the experience and financial capability of the borrower, projected debt service coverage of the operations of the borrower and loan to value ratio; and

- for non-real estate agricultural loans, the operating results, experience and financial capability of the borrower, historical and expected market conditions and the value, nature and marketability of collateral.

In addition, for each category, the Company considers secondary sources of income and the financial strength and credit history of the borrower and any guarantors.

In determining the amount of the general valuation allowance, management considers factors such as historical lifetime loan loss experience, concentration risk of specific loan types, the volume, growth and composition of the Company's loan portfolio, current economic conditions and reasonable and supportable forecasted economic conditions that may affect borrower ability to pay and the value of collateral, the evaluation of the Company's loan portfolio through its internal loan review process, other qualitative risk factors both internal and external to the Company and other relevant factors in accordance with CECL. Historical lifetime loan loss experience is determined by utilizing an open-pool ("cumulative loss rate") methodology. Adjustments to the historical lifetime loan loss experience are made for differences in current loan pool risk characteristics such as portfolio concentrations, delinquency, non-accrual, and watch list levels, as well as changes in current and forecasted economic conditions such as unemployment rates, property and collateral values, and other indices relating to economic activity. The utilization of reasonable and supportable forecasts includes an immediate reversion to lifetime historical loss rates. Based on a review of these factors for each loan type, the Company applies an estimated percentage to the outstanding balance of each loan type, excluding any loan that has a specific reserve. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

A change in the allowance for credit losses can be attributable to several factors, most notably (1) specific reserves identified for impaired loans and PCD loans, (2) historical lifetime credit loss information, (3) changes in current and forecasted environmental factors and (4) growth in the balance of loans.

Changes in the Company's asset quality are reflected in the allowance in several ways. Specific reserves that are calculated on a loan-by-loan basis and the qualitative assessment of all other loans reflect current changes in the credit quality of the loan portfolio. Historical lifetime credit losses, on the other hand, are based on an open-pool ("cumulative loss rate") methodology, which is then applied to estimate lifetime credit losses in the loan portfolio. A deterioration in the credit quality of the loan portfolio in the current period would increase the historical lifetime loss rate to be applied in future periods, just as an improvement in credit quality would decrease the historical lifetime loss rate.

The allowance for credit losses is further determined by the size of the loan portfolio subject to the allowance methodology and environmental factors that include Company-specific risk indicators and general economic conditions, both of which are constantly changing. The Company evaluates the economic and portfolio-specific factors on a quarterly basis to determine a qualitative component of the general valuation allowance. The factors include current economic metrics, reasonable and supportable forecasted economic metrics, business conditions, delinquency trends, credit concentrations, nature and volume of the portfolio and other adjustments for items not covered by specific reserves and historical lifetime loss experience. Management's assessment of qualitative factors is a statistically based approach to determine the loss rate adjustment associated with such factors. Based on the Company's actual historical lifetime loan loss experience relative to economic and loan portfolio-specific factors at the time the losses occurred, management is able to identify the expected level of lifetime losses as of the date of measurement. The correlation of historical loss experience with current and forecasted economic conditions provides an estimate of lifetime losses that has not been previously factored into the general valuation allowance by the determination of specific reserves and lifetime historical losses. Additionally, the Company considers qualitative factors not easily quantified and the possibility of model imprecision.

Utilizing the aggregation of specific reserves, historical loss experience and a qualitative component, management is able to determine the valuation allowance to reflect the full lifetime loss.

The Company accounts for its acquisitions using the acquisition method of accounting. Accordingly, the assets, including loans, and liabilities of the acquired entity were recorded at their fair values at the acquisition date. These fair value estimates associated with acquired loans, and based on a discounted cash flow model, include estimates related to market interest rates and undiscounted projections of future cash flows that incorporate expectations of prepayments and the amount and timing of principal, interest and other cash flows, as well as any shortfalls thereof.

Non-PCD loans that were not deemed impaired subsequent to the acquisition date are considered non-impaired and are evaluated as part of the general valuation allowance. Non-PCD loans that have deteriorated to an impaired status subsequent to acquisition are evaluated for a specific reserve on a quarterly basis which, when identified, is added to the allowance for credit losses. The Company reviews impaired Non-PCD loans on a loan-by-loan basis and determines the specific reserve based on the difference between the recorded investment in the loan and one of three factors: expected future cash flows, observable market price or fair value of the collateral. Because essentially all of the Company's impaired Non-PCD loans have been collateral-dependent, the amount of the specific reserve historically has been determined by comparing the fair value of the collateral securing the Non-PCD loan with the recorded investment in such loan. In the future, the Company will continue to analyze impaired Non-PCD loans on a loan-by-loan basis and may use an alternative measurement method to determine the specific reserve, as appropriate and in accordance with applicable accounting standards.

PCD loans are monitored individually or on a pooled basis quarterly to assess for changes in expected cash flows subsequent to acquisition. If a deterioration in cash flows is identified, an increase to the PCD reserves for that individual loan or pool of loans may be required. PCD loans were recorded at their acquisition date fair values, which were based on expected cash flows and considers estimates of expected future credit losses. The Company's estimates of loan fair values at the acquisition date may be adjusted for a period of up to one year as the Company continues to evaluate its estimate of expected future cash flows at the acquisition date. If the Company determines that losses arose after the acquisition date, the additional losses will be reflected as a provision for credit losses.

The following tables detail the activity in the allowance for credit losses on loans by category of loan for the years ended December 31, 2024, 2023 and 2022, respectively.

	Construction, Land Development and Other Land Loans	Agriculture and Agriculture Real Estate (includes Farmland)	1-4 Family (includes Home Equity)	Commercial Real Estate (includes Multi-Family Residential)	Commercial and Industrial	Consumer and Other	Total
				(Dollars in thousands)			
Allowance for credit losses on loans:							
Balance January 1, 2024	$ 87,775	$ 11,380	$ 77,652	$ 88,664	$ 59,832	$ 7,059	$ 332,362
Allowance on loans purchased with credit deterioration	942	14,309	344	4,306	6,176	1	26,078
Provision for credit losses	(9,954)	2,130	4,210	(601)	6,266	5,872	7,923
Charge-offs	(781)	(636)	(1,555)	(1,290)	(9,706)	(6,271)	(20,239)
Recoveries	2	510	84	1,068	2,932	1,085	5,681
Net charge-offs	(779)	(126)	(1,471)	(222)	(6,774)	(5,186)	(14,558)
Balance December 31, 2024	$ 77,984	$ 27,693	$ 80,735	$ 92,147	$ 65,500	$ 7,746	$ 351,805
Allowance for credit losses on loans:							
Balance January 1, 2023	$ 78,853	$ 7,699	$ 60,795	$ 66,272	$ 62,319	$ 5,638	$ 281,576
Allowance on loans purchased with credit deterioration	16,878	2,914	1,590	25,292	30,095	24	76,793
Provision for credit losses	(7,929)	683	14,999	14,216	(16,177)	6,192	11,984
Charge-offs	(77)	(114)	(144)	(17,158)	(19,603)	(5,688)	(42,784)
Recoveries	50	198	412	42	3,198	893	4,793
Net charge-offs	(27)	84	268	(17,116)	(16,405)	(4,795)	(37,991)
Balance December 31, 2023	$ 87,775	$ 11,380	$ 77,652	$ 88,664	$ 59,832	$ 7,059	$ 332,362
Allowance for credit losses on loans:							
Balance January 1, 2022	58,897	7,759	56,710	75,005	80,412	7,597	286,380
Provision for credit losses	20,372	(67)	3,883	(7,873)	(18,934)	2,619	—
Charge-offs	(435)	(274)	(168)	(870)	(1,273)	(5,503)	(8,523)
Recoveries	19	281	370	10	2,114	925	3,719
Net charge-offs	(416)	7	202	(860)	841	(4,578)	(4,804)
Balance December 31, 2022	$ 78,853	$ 7,699	$ 60,795	$ 66,272	$ 62,319	$ 5,638	$ 281,576

The allowance for credit losses on loans as of December 31, 2024 totaled $351.8 million or 1.59% of total loans, including acquired loans with discounts, an increase of $19.4 million or 5.8% compared to the allowance for credit losses on loans totaling $332.4 million or 1.57% of total loans, including acquired loans with discounts, as of December 31, 2023. This increase was primarily due to the LSSB Merger.

There was a $9.1 million provision for credit losses for the year ended December 31, 2024 compared to a $18.5 million provision for credit losses for year ended December 31, 2023 and no provision for credit losses for the year ended December 31, 2022. The $9.1 million provision was due to loans acquired in the LSSB Merger and consisted of a $7.9 million provision for credit losses on loans and a $1.2 million provision for credit losses on off-balance sheet credit exposures. The $18.5 million provision was made as a result of the loans acquired in the FB Merger and consisted of a $12.0 million provision for credit losses on loans and a $6.5 million provision for credit losses on off-balance sheet credit exposures.

Net charge-offs were $14.6 million for the year ended December 31, 2024 compared with $38.0 million for the year ended December 31, 2023. Net charge-offs for the year ended December 31, 2024 included $3.4 million related to resolved PCD loans, which had specific reserves that were allocated to the charge-offs. Additionally, reserves on

PCD loans increased by $26.1 million due to Day One accounting for PCD loans at the time of the LSSB Merger. Further, $15.4 million of reserves on resolved PCD loans was released to the general reserve.

Allowance for Credit Losses on Off-Balance Sheet Credit Exposures. The allowance for credit losses on off-balance sheet credit exposures estimates expected credit losses over the contractual period in which there is exposure to credit risk via a contractual obligation to extend credit, except when an obligation is unconditionally cancellable by the Company. The allowance is adjusted by provisions for credit losses charged to earnings that increase the allowance, or by provision releases returned to earnings that decrease the allowance. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on the commitments expected to fund. The estimate of commitments expected to fund is affected by historical analysis of utilization rates. The expected credit loss rates applied to the commitments expected to fund are affected by the general valuation allowance utilized for outstanding balances with the same underlying assumptions and drivers. As of December 31, 2024 and 2023, the Company had $37.6 million and $36.5 million, respectively, in allowance for credit losses on off-balance sheet credit exposures; with the increase due to the LSSB Merger. The allowance for credit losses on off-balance sheet credit exposures is a separate line item on the Company's consolidated balance sheet. As of December 31, 2024, the Company had $1.72 billion in commitments expected to fund.

The following table represents a rollforward of the allowance for credit losses on off-balance sheet credit exposures as of the dates indicated.

	Year Ended December 31,	
	2024	2023
	(Dollars in thousands)	
Balance at beginning of period	$ 36,503	$ 29,947
Provision for credit losses on off-balance sheet credit exposures	1,143	6,556
Balance at end of period	$ 37,646	$ 36,503

Loan Modifications Made to Borrowers Experiencing Financial Difficulty. The Company evaluates all restructurings, including restructurings for borrowers experiencing financial difficulty, to determine whether they result in a new loan or a continuation of an existing loan. In accordance with CECL, the Company only establishes a specific reserve for modifications to borrowers experiencing financial difficulty when the loan is identified as impaired. The effect of most modifications of loans made to borrowers who are experiencing financial difficulty is already included in the allowance for credit losses because of the measurement methodologies used to estimate the allowance. The Company adjusts the terms of loans for certain borrowers when it believes such changes will help its customers manage their loan obligations and increase the collectability of the loans.

Modifications to borrowers experiencing financial difficulty may include but are not limited to changes in committed loan amount, interest rate, amortization, note maturity, borrower, guarantor, collateral, forbearance, forgiveness of principal or interest, and other actions intended to minimize economic loss and to avoid foreclosure or repossession of collateral. The approval of modifications of loans for borrowers experiencing financial difficulty are handled on a case-by-case basis.

The following table displays the amortized cost of loans that were both experiencing financial difficulty and modified during the years ended December 31, 2024 and 2023, presented by category of loan and by type of modification.

	Payment Delay	Term Extension	Interest Rate Reduction	Combination Payment Delay and Term Extension	Combination Payment Delay and Interest Rate Reduction	Total	Percent of Total Class of Loans
			(Dollars in thousands)				
Year Ended December 31, 2024							
Commercial and industrial	$ 3,049	$ 4,240	$ —	$ —	$ —	$ 7,289	0.3%
Construction, land development and other land loans	—	7,163	—	—	—	7,163	0.3%
Commercial real estate (includes multi-family residential)	—	—	—	—	7,672	7,672	0.1%
Total	$ 3,049	$ 11,403	$ —	$ —	$ 7,672	$ 22,124	0.1%
Year Ended December 31, 2023							
Commercial and industrial	$ —	$ 5,275	$ 282	$ —	$ —	$ 5,557	0.2%
Construction, land development and other land loans	—	6,634	—	9,950	—	16,584	0.5%
Commercial real estate (includes multi-family residential)	1,291	—	15,897	9,685	—	26,873	0.5%
Agriculture	—	414	—	—	—	414	0.2%
Total	$ 1,291	$ 12,323	$ 16,179	$ 19,635	$ —	$ 49,428	0.2%

The financial effects of the loan modifications made to borrowers experiencing financial difficulty were not significant during the years ended December 31, 2024 and 2023. Furthermore, such modifications did not significantly impact the Company's determination of the allowance for credit losses during those periods.

The Company did not have any loans made to borrowers experiencing financial difficulty that were modified during the years ended December 31, 2024 and 2023 that subsequently defaulted and were modified in the twelve months prior to default. Payment default is defined as movement to nonperforming status, foreclosure or charge-off, whichever occurs first.

6. FAIR VALUE

The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Fair values represent the estimated price that would be received from selling an asset or paid to transfer a liability, otherwise known as an "exit price." Securities available for sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis. These nonrecurring fair value adjustments typically involve application of lower-of-cost-or-market accounting or write downs of individual assets. FASB ASC Topic 820, *"Fair Value Measurements and Disclosures"* establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Fair Value Hierarchy

The Company groups financial assets and financial liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Other significant observable inputs (including quoted prices in active markets for similar assets or liabilities) or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Company utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability.

The fair value disclosures below represent the Company's estimates based on relevant market information and information about the financial instruments. Fair value estimates are based on judgments regarding current economic conditions, risk characteristics of the various instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in the above methodologies and assumptions could significantly affect the estimates.

The following tables present fair values for assets measured at fair value on a recurring basis:

	December 31, 2024			
	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)			
Assets:				
Available for sale securities:				
Corporate debt securities	$ —	$ 16,325	$ —	$ 16,325
Collateralized mortgage obligations	—	212,990	—	212,990
Mortgage-backed securities	—	107,645	—	107,645
Derivative financial instruments:				
Interest rate lock commitments	—	144	—	144
Forward mortgage-backed securities trades	—	75	—	75
Loan customer counterparty	—	—	—	—
Financial institution counterparty	—	686	—	686
Liabilities:				
Derivative financial instruments:				
Interest rate lock commitments	$ —	$ 1	$ —	$ 1
Forward mortgage-backed securities trades	—	37	—	37
Loan customer counterparty	—	693	—	693
Financial institution counterparty	—	—	—	—

	December 31, 2023			
	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)			
Assets:				
Available for sale securities:				
Corporate debt securities	$ —	$ 21,787	$ —	$ 21,787
Collateralized mortgage obligations	—	320,044	—	320,044
Mortgage-backed securities	—	96,757	—	96,757
Derivative financial instruments:				
Interest rate lock commitments	—	218	—	218
Forward mortgage-backed securities trades	—	1	—	1
Loan customer counterparty	—	—	—	—
Financial institution counterparty	—	3,876	—	3,876
Liabilities:				
Derivative financial instruments:				
Interest rate lock commitments	$ —	$ —	$ —	$ —
Forward mortgage-backed securities trades	—	161	—	161
Loan customer counterparty	—	3,899	—	3,899
Financial institution counterparty	—	—	—	—

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). These instruments include other real estate owned, repossessed assets, held to maturity debt securities, loans held for sale, and impaired loans. For the year ended December 31, 2024, the Company had additions to other real estate owned of $9.2 million, of which $4.4 million were outstanding as of December 31, 2024. For the year ended December 31, 2024, the Company had additions to impaired loans of $53.7 million, of which $38.7 million were outstanding as of December 31, 2024. The remaining financial assets and liabilities measured at fair value on a non-recurring basis that were recorded in 2024 and remained outstanding at December 31, 2024 were not significant.

The following tables summarize the carrying values and estimated fair values of certain financial instruments not recorded at fair value on a recurring basis:

<table>
<tr><td></td><td colspan="6" align="center">As of December 31, 2024</td></tr>
<tr><td></td><td align="center">Carrying</td><td colspan="5" align="center">Estimated Fair Value</td></tr>
<tr><td></td><td align="center">Amount</td><td align="center">Level 1</td><td align="center">Level 2</td><td align="center">Level 3</td><td align="center">Total</td></tr>
<tr><td></td><td colspan="5" align="center">(Dollars in thousands)</td></tr>
<tr><td>Assets</td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>Cash and due from banks</td><td>$ 1,972,175</td><td>$ 1,972,175</td><td>$ —</td><td>$ —</td><td>$ 1,972,175</td></tr>
<tr><td>Federal funds sold</td><td>292</td><td>292</td><td>—</td><td>—</td><td>292</td></tr>
<tr><td>Held to maturity securities</td><td>10,757,464</td><td>—</td><td>9,382,479</td><td>—</td><td>9,382,479</td></tr>
<tr><td>Loans held for sale</td><td>10,690</td><td>—</td><td>10,690</td><td>—</td><td>10,690</td></tr>
<tr><td>Loans held for investment, net of allowance</td><td>20,705,811</td><td>—</td><td>—</td><td>19,379,556</td><td>19,379,556</td></tr>
<tr><td>Loans held for investment - Warehouse Purchase Program</td><td>1,080,903</td><td>—</td><td>1,080,903</td><td>—</td><td>1,080,903</td></tr>
<tr><td>Other real estate owned</td><td>5,701</td><td>—</td><td>5,701</td><td>—</td><td>5,701</td></tr>
<tr><td>Liabilities</td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>Deposits:</td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>Noninterest-bearing</td><td>$ 9,798,438</td><td>$ —</td><td>$ 9,798,438</td><td>$ —</td><td>$ 9,798,438</td></tr>
<tr><td>Interest-bearing</td><td>18,582,900</td><td>—</td><td>18,559,227</td><td>—</td><td>18,559,227</td></tr>
<tr><td>Other borrowings</td><td>3,200,000</td><td>—</td><td>3,200,000</td><td>—</td><td>3,200,000</td></tr>
<tr><td>Securities sold under repurchase agreements</td><td>221,913</td><td>—</td><td>221,902</td><td>—</td><td>221,902</td></tr>
</table>

<table>
<tr><td></td><td colspan="6" align="center">As of December 31, 2023</td></tr>
<tr><td></td><td align="center">Carrying</td><td colspan="5" align="center">Estimated Fair Value</td></tr>
<tr><td></td><td align="center">Amount</td><td align="center">Level 1</td><td align="center">Level 2</td><td align="center">Level 3</td><td align="center">Total</td></tr>
<tr><td></td><td colspan="5" align="center">(Dollars in thousands)</td></tr>
<tr><td>Assets</td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>Cash and due from banks</td><td>$ 458,153</td><td>$ 458,153</td><td>$ —</td><td>$ —</td><td>$ 458,153</td></tr>
<tr><td>Federal funds sold</td><td>260</td><td>260</td><td>—</td><td>—</td><td>260</td></tr>
<tr><td>Held to maturity securities</td><td>12,365,308</td><td>—</td><td>10,984,598</td><td>—</td><td>10,984,598</td></tr>
<tr><td>Loans held for sale</td><td>5,734</td><td>—</td><td>5,734</td><td>—</td><td>5,734</td></tr>
<tr><td>Loans held for investment, net of allowance</td><td>20,020,197</td><td>—</td><td>—</td><td>18,321,054</td><td>18,321,054</td></tr>
<tr><td>Loans held for investment - Warehouse Purchase Program</td><td>822,245</td><td>—</td><td>822,245</td><td>—</td><td>822,245</td></tr>
<tr><td>Other real estate owned</td><td>1,708</td><td>—</td><td>1,708</td><td>—</td><td>1,708</td></tr>
<tr><td>Liabilities</td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>Deposits:</td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>Noninterest-bearing</td><td>$ 9,776,572</td><td>$ —</td><td>$ 9,776,572</td><td>$ —</td><td>$ 9,776,572</td></tr>
<tr><td>Interest-bearing</td><td>17,403,237</td><td>—</td><td>17,371,523</td><td>—</td><td>17,371,523</td></tr>
<tr><td>Other borrowings</td><td>3,725,000</td><td>—</td><td>3,725,000</td><td>—</td><td>3,725,000</td></tr>
<tr><td>Securities sold under repurchase agreements</td><td>309,277</td><td>—</td><td>309,245</td><td>—</td><td>309,245</td></tr>
</table>

Entities may choose to measure eligible financial instruments at fair value at specified election dates. The fair value measurement option (1) may be applied instrument by instrument, with certain exceptions, (2) is generally irrevocable and (3) is applied only to entire instruments and not to portions of instruments. Unrealized gains and losses on items for which the fair value measurement option has been elected must be reported in earnings at each subsequent reporting date. During the reported periods, the Company had no financial instruments measured at fair value under the fair value measurement option.

The fair value estimates presented herein are based on pertinent information available to management as of the dates indicated. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value, non-financial assets and non-financial liabilities, and for estimating fair value for financial instruments not recorded at fair value:

Loans held for sale—Loans held for sale are carried at the lower of cost or estimated fair value. Fair value for consumer mortgages held for sale is based on commitments on hand from investors or prevailing market prices. As such, the Company classifies loans held for sale subjected to nonrecurring fair value adjustments as Level 2.

Loans held for investment—The Company does not record loans at fair value on a recurring basis. As such, valuation techniques discussed herein for loans are primarily for estimating fair value disclosures. The Company's discounted cash flow calculation to determine fair value considers internal and market-based information such as prepayment risk, cost of funds and liquidity. From time to time, the Company records nonrecurring fair value adjustments to impaired loans to reflect (1) partial write downs that are based on the observable market price or current appraised value of the collateral, or (2) the full charge-off of the loan carrying value. Where appraisals are not available, estimated cash flows are discounted using a rate commensurate with the credit risk associated with those cash flows. Assumptions regarding credit risk, cash flows and discount rates are judgmentally determined using available market information and specific borrower information.

The Company classifies the estimated fair value of loans held for investment as Level 3.

Other real estate owned—Other real estate owned is primarily foreclosed properties securing residential loans and commercial real estate loans. Foreclosed assets are adjusted to fair value less estimated costs to sell upon transfer of the loans to other real estate owned. Subsequently, these assets are carried at the lower of carrying value or fair value less estimated costs to sell. Other real estate carried at fair value based on an observable market price or a current appraised value is classified by the Company as Level 2. When management determines that the fair value of other real estate requires additional adjustments, either as a result of a non-current appraisal or when there is no observable market price, the Company classifies the other real estate as Level 3.

The fair value estimates presented herein are based on information available to management at December 31, 2024. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

7. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,	
	2024	2023
	(Dollars in thousands)	
Land	$ 141,613	$ 139,610
Buildings	301,898	281,019
Furniture, fixtures and equipment	113,457	108,389
Construction in progress	11,155	24,305
Total	568,123	553,323
Less accumulated depreciation	(196,885)	(183,331)
Premises and equipment, net	$ 371,238	$ 369,992

Depreciation expense was $19.1 million, $18.3 million and $18.0 million for the years ended December 31, 2024, 2023 and 2022, respectively.

8. DEPOSITS

Included in interest-bearing deposits are certificates of deposit in amounts of $250,000 or more. These certificates and their remaining maturities at December 31, 2024 were as follows (dollars in thousands):

Three months or less	$ 1,043,084	56.2%
Over three through six months	705,825	38.1
Over six through 12 months	88,554	4.8
Over 12 months	17,031	0.9
Total	$ 1,854,494	100.0%

As of December 31, 2024, the Company had no deposits classified as brokered deposits for regulatory purposes, and there are no major concentrations of deposits with any one depositor.

9. OTHER BORROWINGS AND SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

The Company utilizes borrowings to supplement deposits to fund its lending and investment activities. Borrowings consist of funds from the Federal Home Loan Bank ("FHLB"), the Federal Reserve Board Bank Term Funding Program ("BTFP") and securities sold under repurchase agreements.

	December 31,	
	2024	2023
	(Dollars in thousands)	
FHLB advances	$ 3,200,000	$ —
Bank Term Funding Program	—	3,725,000
Total other borrowings	3,200,000	3,725,000
Securities sold under repurchase agreements	221,913	309,277
Total	$ 3,421,913	$ 4,034,277

FHLB advances and long-term notes payable—The Company has an available line of credit with the FHLB of Dallas, which allows the Company to borrow on a collateralized basis. The Company's FHLB advances are typically considered short-term borrowings and are used to manage liquidity as needed. Maturing advances are replaced by drawing on available cash, making additional borrowings or through increased customer deposits. At December 31, 2024, the Company had total borrowing capacity of $7.94 billion under this line. FHLB advances of $3.20 billion were outstanding at December 31, 2024, with an interest rate of 4.38%. At December 31, 2024, the Company had no FHLB long-term notes payable balance outstanding.

Bank Term Funding Program— During the second quarter of 2023, the Bank began participating in the BTFP, which ceased extending new loans as of March 11, 2024. Under the BTFP program, eligible depository institutions could obtain loans of up to one year in length by pledging U.S. Treasuries, agency debt and mortgage-backed securities, and other qualifying assets as collateral. At December 31, 2024, the Company had no BTFP balance outstanding.

Securities sold under repurchase agreements with Company customers—At December 31, 2024, the Company had $221.9 million in securities sold under repurchase agreements compared with $309.3 million at December 31, 2023, a decrease of $87.4 million or 28.2%, with weighted average interest rates paid of 2.70% and 2.42% for the years ended December 31, 2024 and 2023, respectively. Repurchase agreements are generally settled on the following business day; however, approximately $2.7 million of repurchase agreements outstanding at December 31, 2024 have maturity dates ranging from 12 to 24 months. All securities sold under repurchase agreements are collateralized by certain pledged securities.

Subordinated debentures— On May 1, 2023, in connection with the acquisition of First Bancshares, the Company assumed the obligation related to $3.1 million of Floating Rate Junior Subordinated Deferrable Interest Debentures and trust preferred securities (the "Subordinated Debentures"), which the Company redeemed on September 18, 2023. Accordingly, as of December 31, 2024, the Company had no Subordinated Debentures outstanding.

10. INCOME TAXES

The components of income tax expense are as follows:

| | Year Ended December 31, | | |
| | 2024 | 2023 | 2022 |
	(Dollars in thousands)		
Current	$ 130,663	$ 107,823	$ 135,611
Deferred	2,616	7,321	6,046
Total	$ 133,279	$ 115,144	$ 141,657

The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate of 21% for 2024, 2023 and 2022 to income before income taxes as follows:

| | Year Ended December 31, | | |
| | 2024 | 2023 | 2022 |
	(Dollars in thousands)		
Taxes calculated at statutory rate	$ 128,660	$ 112,241	$ 139,901
Increase (decrease) resulting from:			
Excess FMV on restricted stock vesting	245	17	9
Certain compensation >$1 million	877	887	948
Nondeductible compensation	945	845	945
Tax-exempt interest	(1,725)	(1,718)	(1,625)
Qualified School Construction Bond credit	(969)	(1,255)	(1,288)
Nontaxable death benefits	(23)	(424)	(215)
BOLI income	(1,676)	(1,397)	(1,075)
State tax, net	2,425	1,889	2,315
Other, net	4,520	4,059	1,742
Total	$ 133,279	$ 115,144	$ 141,657

Year-end deferred taxes are presented in the table below. Deferred taxes as of December 31, 2024 and 2023 are based on the U.S. statutory federal corporate income tax rate of 21%.

	December 31,	
	2024	**2023**
	(Dollars in thousands)	
Deferred tax assets:		
Allowance for credit losses	$ 63,166	$ 69,796
CECL unfunded loans	7,906	7,665
Loan purchase discounts	7,466	5,927
Restricted stock	4,905	6,643
Securities	3,961	3,368
Deferred compensation	1,892	2,022
Accrued liabilities	1,068	2,059
Unrealized loss on available for sale securities	432	372
Certificates of Deposit	32	51
Other	2,803	30
Total deferred tax assets	93,631	97,933
Deferred tax liabilities:		
Goodwill and core deposit intangibles	(42,838)	(41,421)
Deferred loan fees and costs	(11,822)	(12,245)
Bank premises and equipment	(5,109)	(7,018)
Prepaid expenses	(1,607)	(1,592)
Other	(20)	(20)
Total deferred tax liabilities	(61,396)	(62,296)
Net deferred tax assets	$ 32,235	$ 35,637

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and estimates of future taxable income over the periods for which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences at December 31, 2024.

Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold are recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold are derecognized in the first subsequent financial reporting period in which that threshold is no longer met. The Company had no tax positions at December 31, 2024 or December 31, 2023 that did not meet the more-likely-than not recognition threshold. FASB ASC Topic 740 *"Income Taxes"* also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties. The Company's policy for recording interest and penalties associated with audits is to record such items as a component of income before taxes. Penalties are recorded in other (gains) losses and interest paid or received is recorded in interest expense or interest income, respectively, in the consolidated statement of income. As of December 31, 2024 and 2023, the Company has not accrued any interest and penalties related to unrecognized tax benefits. The Company has identified its federal tax return and its state tax returns in Texas, Oklahoma, Colorado, New Mexico and New York as "major" tax jurisdictions, as defined. The Bank has identified its state returns in Arkansas, Florida, Georgia, Idaho, North Carolina, Pennsylvania, Tennessee and Washington as "major" tax jurisdictions, as defined. The periods subject to examination for the Company's federal return are the 2021 through 2024 tax years. The Company has assumed net operating loss carryforwards, "acquired NOLs", through its previous acquisitions. The tax periods of the acquired entities from which these acquired NOLs originated are considered open years for purposes of adjusting the amount of the acquired NOLs used in the Company's open years. As of December 31, 2024, the Company has fully utilized all acquired NOLs.

11. STOCK INCENTIVE PROGRAMS

At December 31, 2024, Bancshares had one active stock-based incentive compensation plan with awards outstanding. The Company accounts for stock-based incentive compensation plans using the fair value-based method of accounting. The Company recognized stock-based compensation expense of $12.8 million, $12.2 million and $11.8 million for the years ended December 31, 2024, 2023 and 2022, respectively. There was approximately $1.6 million, $1.7 million and $1.5 million of income tax benefit recorded for the stock-based compensation expense for the same periods, respectively.

On March 3, 2020, Bancshares' Board of Directors established the Prosperity Bancshares, Inc. 2020 Stock Incentive Plan (the "2020 Plan"), which was approved by the Bancshares' shareholders at the annual meeting of shareholders on April 21, 2020. The 2020 Plan authorizes the issuance of up to 2,500,000 shares of common stock upon the exercise of options or pursuant to the grant or exercise, as the case may be, of other awards granted under the 2020 Plan, including incentive stock options, nonqualified stock options, stock appreciation rights, shares of restricted stock and restricted stock units. As of December 31, 2024, 422,257 shares of restricted common stock have vested and 569,160 shares of unvested restricted stock have been issued under the 2020 Plan.

Restricted Stock

During 2024, 2023 and 2022, Bancshares granted shares of restricted stock pursuant to the 2020 Plan. These shares of restricted stock generally vest over a period of one to three years. The Company accounts for restricted stock grants by recording the fair value of the grant as compensation expense over the vesting period. Compensation expense related to restricted stock was $12.8 million, $12.2 million and $11.8 million for the years ended December 31, 2024, 2023 and 2022, respectively.

A summary of the status of nonvested shares of restricted stock as of December 31, 2024, and changes during the year then ended is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
	(Shares in thousands)	
Nonvested share awards outstanding, December 31, 2023	511	$ 70.26
Share awards granted	432	64.16
Unvested share awards forfeited	(17)	64.41
Share awards vested	(356)	70.08
Nonvested share awards outstanding, December 31, 2024	570	$ 65.88

The total fair value of restricted stock awards that fully vested during the year ended December 31, 2024 was $23.2 million.

As of December 31, 2024, there was $20.9 million of total unrecognized compensation expense related to stock-based compensation arrangements. That cost is expected to be recognized over a weighted average period of 1.44 years.

12. OTHER NONINTEREST INCOME AND EXPENSE

Other noninterest income and expense totals are more fully detailed in the following tables. Any components of these totals exceeding 1% of the aggregate of total net interest income and total noninterest income for any of the years presented, as well as amounts the Company elected to present, are stated separately.

	Years Ended December 31,		
	2024	2023	2022
	(Dollars in thousands)		
Other noninterest income			
Banking related service fees	$ 7,902	$ 8,112	$ 7,943
Bank Owned Life Insurance (BOLI)	7,980	6,653	5,119
Rental income	2,382	2,295	2,279
Other	11,665	19,633	15,042
Total	$ 29,929	$ 36,693	$ 30,383
Other noninterest expense			
Advertising	$ 3,215	$ 3,230	$ 3,201
Losses	4,184	3,266	2,610
Printing and supplies	3,335	3,537	3,034
Insurance expense	3,655	3,749	4,188
Professional and legal fees	12,101	9,781	8,515
Property taxes	9,483	9,080	9,014
Travel and development	7,538	7,400	6,107
Other	11,679	11,302	10,199
Total	$ 55,190	$ 51,345	$ 46,868

13. PROFIT SHARING PLAN

The Company has adopted a profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code (the "Code"), whereby the participants may contribute a percentage of their compensation as permitted under the Code. Matching contributions are made at the discretion of the Company. Presently, the Company matches 50% of an employee's contributions, up to 15% of such employee's compensation, not to exceed the maximum allowable pursuant to the Code and excluding catch-up contributions. Such matching contributions were approximately $6.9 million, $6.0 million and $6.4 million for the years ended December 31, 2024, 2023 and 2022, respectively.

14. OFF-BALANCE SHEET ARRANGEMENTS, COMMITMENTS AND CONTINGENCIES

The Company's contractual obligations and other commitments to make future payments (other than deposit obligations and securities sold under repurchase agreements) as of December 31, 2024 are summarized below.

Federal Home Loan Bank Borrowings

The Company's future cash payments associated with its contractual obligations pursuant to its FHLB advances as of December 31, 2024 is summarized below.

	1 year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
	(Dollars in thousands)				
FHLB advances	$ 3,200,000	$ —	$ —	$ —	$ 3,200,000

Off-Balance Sheet Items

In the normal course of business, the Company enters into various transactions that, in accordance with GAAP, are not included in its consolidated balance sheets. The Company enters into these transactions to meet the financing needs of its customers. These transactions include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets.

The Company's commitments associated with outstanding standby letters of credit, unused capacity on Warehouse Purchase Program loans and commitments to extend credit expiring by period as of December 31, 2024 are summarized below. Since commitments associated with letters of credit, unused capacity on Warehouse Purchase Program loans and commitments to extend credit may expire unused, the amounts shown may not necessarily reflect the actual future cash funding requirements.

	1 year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
			(Dollars in thousands)		
Standby letters of credit	$ 73,827	$ 10,481	$ 2,088	$ 26	$ 86,422
Unused capacity on Warehouse Purchase Program loans	1,055,597	—	—	—	1,055,597
Commitments to extend credit	1,600,580	1,004,273	101,428	1,273,127	3,979,408
Total	$ 2,730,004	$ 1,014,754	$ 103,516	$ 1,273,153	$ 5,121,427

Standby Letters of Credit. Standby letters of credit are written conditional commitments issued by the Company to guarantee the payment by or performance of a customer to a third party. If the customer does not perform in accordance with the terms of the agreement with the third party, the Company would be required to fund the commitment. The maximum potential amount of future payments the Company could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, the Company would be entitled to seek recovery from the customer. The Company's policies generally require that standby letter of credit arrangements contain security and debt covenants similar to those contained in loan agreements.

Unused Capacity on Warehouse Purchase Program Loans. For Warehouse Purchase Program loans, the Company has established maximum purchase facility amounts, but reserves the right, at any time, to refuse to buy any mortgage loans offered for sale by each customer, for any reason.

Commitments to Extend Credit. The Company enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of the Company's commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. The Company minimizes its exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for credit losses.

At December 31, 2024, $193.7 million of commitments to extend credit and standby letters of credit have fixed rates ranging from 0% to 21.0%.

The Company evaluates customer creditworthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer.

Allowance for Credit Losses on Off-Balance Sheet Credit Exposures. The Company records an allowance for credit losses on off-balance sheet credit exposure that is adjusted through a charge to provision for credit losses on the Company's consolidated statement of income. At December 31, 2024 and 2023, this allowance, reported as a separate line item on the Company's consolidated balance sheet, totaled $37.6 million and $36.5 million, respectively. The increase in the allowance was due to the LSSB Merger.

Leases

The Company's leases relate primarily to operating leases for office space and banking centers. The Company determines if an arrangement is a lease or contains a lease at inception. The Company's leases have remaining lease terms of 1 to 15 years, which may include the option to extend the lease when it is reasonably certain for the Company to exercise that option. Operating lease right-of-use ("ROU") assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company uses its incremental collateralized borrowing rate to determine the present value of lease payments. Short-term leases and leases with variable lease costs are immaterial and the Company has one sublease arrangement. Sublease income for the years ended December 31, 2024, 2023 and 2022 was $3.4 million, $3.1 million and $3.2 million, respectively. As of December 31, 2024, operating lease ROU assets and lease liabilities were approximately $33.4 million. ROU assets and lease liabilities were classified as other assets and other liabilities, respectively.

As of December 31, 2024, the weighted average remaining lease terms of the Company's operating leases were 6.1 years. The weighted average discount rate used to determine the lease liabilities as of December 31, 2024 for the Company's operating leases was 3.0%. Cash paid for the Company's operating leases for the years ended December 31, 2024, 2023 and 2022 was $11.5 million, $12.0 million and $10.9 million, respectively. During the year ended December 31, 2024, the Company obtained $5.2 million in ROU assets in exchange for lease liabilities for three operating leases.

The Company's future undiscounted cash payments associated with its operating leases as of December 31, 2024 are summarized below (dollars in thousands).

2025	$ 10,461
2026	9,334
2027	6,332
2028	3,355
2029	2,006
Thereafter	10,495
Total undiscounted lease payments	$ 41,983

It is expected that in the normal course of business, expiring leases will be renewed or replaced by leases on other property or equipment.

Rent expense under all operating lease obligations aggregated approximately $11.5 million, $12.1 million, and $10.9 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Litigation—The Company and the Bank are defendants, from time to time, in legal actions arising from transactions conducted in the ordinary course of business. After consultations with legal counsel, the Company and the Bank believe that the ultimate liability, if any, arising from such actions will not have a material adverse effect on their financial statements.

15. OTHER COMPREHENSIVE (LOSS) INCOME

	For the Years Ended December 31,								
	2024			**2023**			**2022**		
	Before Tax Amount	**Tax Expense**	**Net of Tax Amount**	**Before Tax Amount**	**Tax Expense**	**Net of Tax Amount**	**Before Tax Amount**	**Tax Expense**	**Net of Tax Amount**
	(Dollars in thousands)								
Other comprehensive (loss) income:									
Securities available for sale:									
Change in unrealized (loss) gain during period	$ (286)	$ 60	$ (226)	$2,626	$ (551)	$2,075	$(6,686)	$1,404	$(5,282)
Total securities available for sale	(286)	60	(226)	2,626	(551)	2,075	(6,686)	1,404	(5,282)
Total other comprehensive (loss) income	$ (286)	$ 60	$ (226)	$2,626	$ (551)	$2,075	$(6,686)	$1,404	$(5,282)

Activity in accumulated other comprehensive (loss) income, net of tax, was as follows:

	Securities Available for Sale	**Accumulated Other Comprehensive Income**
	(Dollars in thousands)	
Balance at January 1, 2024	$ (1,398)	$ (1,398)
Other comprehensive loss	(226)	(226)
Balance at December 31, 2024	$ (1,624)	$ (1,624)
Balance at January 1, 2023	$ (3,473)	$ (3,473)
Other comprehensive income	2,075	2,075
Balance at December 31, 2023	$ (1,398)	$ (1,398)
Balance at January 1, 2022	$ 1,809	$ 1,809
Other comprehensive loss	(5,282)	(5,282)
Balance at December 31, 2022	$ (3,473)	$ (3,473)

16. DERIVATIVE FINANCIAL INSTRUMENTS

The following table provides the outstanding notional balances and fair values of outstanding derivative positions at December 31, 2024 and 2023.

	December 31, 2024			**December 31, 2023**		
	Outstanding Notional Balance	**Asset Derivative Fair Value**	**Liability Derivative Fair Value**	**Outstanding Notional Balance**	**Asset Derivative Fair Value**	**Liability Derivative Fair Value**
	(Dollars in thousands)					
Interest rate lock commitments	$ 7,042	144	1	$ 7,113	$ 218	$ —
Forward mortgage-backed securities trades	18,500	75	37	14,250	1	161
Commercial loan interest rate swaps and caps:						
Loan customer counterparty	30,732	—	693	67,408	—	3,899
Financial institution counterparty	30,732	686	—	67,408	3,876	—

These financial instruments are not designated as hedging instruments and are used for asset and liability management and commercial customers' financing needs. All derivatives are carried at fair value in either other assets or other liabilities, and all related cash flows are reported in the operating section of the consolidated statements of cash flows.

Interest rate lock commitments ("IRLCs") — In the normal course of business, the Company enters into interest rate lock commitments with consumers to originate mortgage loans at a specified interest rate. These commitments, which contain fixed expiration dates, offer the borrower an interest rate guarantee provided the loan meets underwriting guidelines and closes within the timeframe established by the Company.

Forward mortgage-backed securities trades — The Company manages the changes in fair value associated with changes in interest rates related to IRLCs by using forward sold commitments known as forward mortgage-backed securities trades. These instruments are typically entered into at the time the interest rate lock commitment is made.

Interest rate swaps and caps — These derivative positions relate to transactions in which the Company enters into an interest rate swap or cap with a customer, while at the same time entering into an offsetting interest rate swap or cap with another financial institution. An interest rate swap transaction allows the Company's customer to effectively convert a variable rate loan to a fixed rate. In connection with each swap, the Company agrees to pay interest to the customer on a notional amount at a variable interest rate and receive interest from the customer on a similar notional amount at a fixed interest rate. At the same time, the Company agrees to pay another financial institution a similar fixed interest rate on the same notional amount and receive substantially the same variable interest rate on the same notional amount. In connection with each interest rate cap, the Company sells a cap to the customer and agree to pay interest if the underlying index exceeds the strike price defined in the cap agreement. Simultaneously the Company purchases a cap with matching terms from another financial institution that agrees to pay the Company if the underlying index exceeds the strike price.

The commercial loan customer counterparty weighted average received and paid interest rates for interest rate swaps outstanding at December 31, 2024 and 2023 are presented in the following table.

| | Weighted-Average Interest Rate | | | |
| | December 31, 2024 | | December 31, 2023 | |
	Received	Paid	Received	Paid
Loan customer counterparty	5.03%	6.77%	3.07%	6.81%

The Company's credit exposure on interest rate swaps is limited to the net favorable value of all swaps by each counterparty, which was approximately $686 thousand and $3.9 million at December 31, 2024 and 2023, respectively. This credit exposure is partly mitigated as transactions with customers are secured by the collateral, if any, securing the underlying transaction being hedged. The Company's credit exposure, net of collateral pledged, relating to interest rate swaps with upstream financial institution counter-parties was zero at December 31, 2024. A credit support annex is in place and allows the Company to call collateral from upstream financial institution counterparties. Collateral levels are monitored and adjusted on a regular basis for changes in interest rate swap values. The Company's cash collateral pledged for interest rate swaps was zero at December 31, 2024 and 2023, respectively.

The initial and subsequent changes in the fair value of IRLCs and the forward sales of mortgage-backed securities are recorded in net gain on sale of mortgage loans. These gains and losses were not attributable to instrument-specific credit risk. For interest rate swaps and caps, because the Company acts as an intermediary for its customer, changes in the fair value of the underlying derivative contracts substantially offset each other and do not have a material impact on its results of operations. Income for the years ended December 31, 2024, 2023 and 2022 was as follows:

| | Year Ended December 31, | | | | | |
Derivatives not designated as hedging instruments	2024		2023		2022	
Interest rate lock commitments	$	(75)	$	130	$	88
Forward mortgage-backed securities trades		589		368		740

17. REGULATORY MATTERS

Bancshares and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Any institution that fails to meet its minimum capital requirements is subject to actions by regulators that could have a direct material effect on its financial statements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines based on the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Bancshares' and the Bank's capital amounts and the Bank's classification under the regulatory framework for prompt corrective action are also subject to qualitative judgments by the regulators about the components, risk weightings and other factors.

The Basel III Capital Rules require Bancshares and the Bank to maintain a capital conservation buffer, composed entirely of common equity tier 1 capital ("CET1"), of 2.5%, effectively resulting in minimum ratios of (1) CET1 to risk-weighted assets of 7.0%, (2) Tier 1 capital to risk-weighted assets of 8.5%, (3) total capital (that is, Tier 1 plus Tier 2) to risk-weighted assets of 10.5% and (4) Tier 1 capital to average quarterly assets as reported on consolidated financial statements (known as the "leverage ratio") of 4.0%.

The CET1, Tier 1 and total capital ratios are calculated by dividing the respective capital amounts by risk weighted assets. Risk weighted assets include total assets, excluding goodwill and other intangible assets, allocated by risk weight category, and certain off-balance-sheet items. The leverage ratio is calculated by dividing Tier 1 capital by adjusted quarterly average total assets, excluding goodwill and other intangible assets.

In response to the COVID-19 pandemic, in March 2020 the joint federal bank regulatory agencies issued an interim final rule that allowed banking organizations that implemented CECL in 2020 to mitigate the effects of the CECL accounting standard in their regulatory capital for two years. This two-year delay is in addition to the three-year transition period that the agencies had already made available. The Company adopted the option provided by the interim final rule, which delayed the effects of CECL on its regulatory capital through 2021, after which the effects were phased in over a three-year period from January 1, 2022 through December 31, 2024. Under the interim final rule, the amount of adjustments to regulatory capital deferred until the phase-in period include both the initial impact of the Company's adoption of CECL on January 1, 2020 and 25% of subsequent changes in the Company's allowance for credit losses during each quarter of the two-year period ended December 31, 2021. The cumulative amount of the transition adjustments was phased in over a three-year transition period that began on January 1, 2022, with 75% recognized in 2022, 50% recognized in 2023, and 25% recognized in 2024.

To meet the capital adequacy requirements, Bancshares and the Bank must maintain minimum capital amounts and ratios of CET1, Tier 1 and Total capital to risk weighted assets, and of Tier 1 capital to adjusted quarterly average assets as defined in the regulations. As of December 31, 2024, Bancshares and the Bank met all capital adequacy requirements to which they were subject.

As of December 31, 2024, the most recent notification from the FDIC categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. There have been no conditions or events since that notification which management believes have changed the Bank's category. To be categorized as well capitalized the Bank must maintain minimum CET1 risk-based, Tier 1 risk-based, total risk-based and Tier 1 leverage ratios as set forth in the table below.

The following is a summary of Bancshares' and the Bank's capital ratios at December 31, 2024 and 2023:

	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required Plus Capital Conservation Buffer		To Be Categorized As Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)							
CONSOLIDATED:								
As of December 31, 2024								
CET1 Capital (to Risk Weighted Assets)	$ 3,908,497	16.42%	$ 1,071,015	4.50%	$1,666,024	7.00%	N/A	N/A
Tier 1 Capital (to Risk Weighted Assets)	3,908,497	16.42	1,428,021	6.00	2,023,029	8.50	N/A	N/A
Total Capital (to Risk Weighted Assets)	4,206,669	17.67	1,904,028	8.00	2,499,036	10.50	N/A	N/A
Tier 1 Capital (to Average Tangible Assets)	3,908,497	10.82	1,445,504	4.00	1,445,504	4.00	N/A	N/A
As of December 31, 2023								
CET1 Capital (to Risk Weighted Assets)	$ 3,681,430	15.54%	$ 1,065,744	4.50%	$1,657,824	7.00%	N/A	N/A
Tier 1 Capital (to Risk Weighted Assets)	3,681,430	15.54	1,420,992	6.00	2,013,072	8.50	N/A	N/A
Total Capital (to Risk Weighted Assets)	3,923,052	16.56	1,894,656	8.00	2,486,736	10.50	N/A	N/A
Tier 1 Capital (to Average Tangible Assets)	3,681,430	10.39	1,417,440	4.00	1,417,440	4.00	N/A	N/A
BANK ONLY:								
As of December 31, 2024								
CET1 Capital (to Risk Weighted Assets)	$ 3,893,275	16.36%	$ 1,070,586	4.50%	$1,665,356	7.00%	$ 1,546,402	6.50%
Tier 1 Capital (to Risk Weighted Assets)	3,893,275	16.36	1,427,448	6.00	2,022,219	8.50	1,903,264	8.00
Total Capital (to Risk Weighted Assets)	4,191,332	17.62	1,903,264	8.00	2,498,035	10.50	2,379,081	10.00
Tier 1 Capital (to Average Tangible Assets)	3,893,275	10.78	1,445,188	4.00	1,445,188	4.00	1,806,485	5.00
As of December 31, 2023								
CET1 Capital (to Risk Weighted Assets)	$ 3,665,750	15.48%	$ 1,065,417	4.50%	$1,657,315	7.00%	$ 1,538,935	6.50%
Tier 1 Capital (to Risk Weighted Assets)	3,665,750	15.48	1,420,556	6.00	2,012,454	8.50	1,894,074	8.00
Total Capital (to Risk Weighted Assets)	3,907,375	16.50	1,894,074	8.00	2,485,972	10.50	2,367,593	10.00
Tier 1 Capital (to Average Tangible Assets)	3,665,750	10.35	1,417,269	4.00	1,417,269	4.00	1,771,586	5.00

Dividends paid by Bancshares and the Bank are subject to restrictions by certain regulatory agencies. Dividends declared to be paid by Bancshares during the years ended December 31, 2024, 2023 and 2022 were $214.4 million, $205.7 million and $193.1 million, respectively. Dividends paid by the Bank to Bancshares during the years ended December 31, 2024, 2023 and 2022 were $352.8 million, $373.2 million and $256.7 million, respectively.

18. PARENT COMPANY ONLY FINANCIAL STATEMENTS

PROSPERITY BANCSHARES, INC.
(Parent Company Only)

CONDENSED BALANCE SHEETS

		December 31,		
		2024		**2023**
		(Dollars in thousands)		
ASSETS				
Cash	$	5,187	$	5,727
Investment in subsidiary		7,419,290		7,059,667
Goodwill		3,982		3,982
Other assets		11,530		10,690
TOTAL	$	7,439,989	$	7,080,066
LIABILITIES AND SHAREHOLDERS' EQUITY				
LIABILITIES:				
Accrued interest payable and other liabilities	$	1,494	$	736
SHAREHOLDERS' EQUITY:				
Common stock		95,276		93,723
Capital surplus		3,796,622		3,703,795
Retained earnings		3,548,221		3,283,210
Unrealized loss on available for sale securities, net of tax		(1,624)		(1,398)
Total shareholders' equity		7,438,495		7,079,330
TOTAL	$	7,439,989	$	7,080,066

PROSPERITY BANCSHARES, INC.
(Parent Company Only)

CONDENSED STATEMENTS OF INCOME

| | For the Years Ended December 31, | | |
	2024	2023	2022
	(Dollars in thousands)		
OPERATING INCOME:			
Dividends from subsidiary	$ 352,766	$ 373,248	$ 256,721
Other (expense) income	(2)	25	8
Total income	352,764	373,273	256,729
OPERATING EXPENSE:			
Subordinated notes interest expense	—	38	—
Stock based compensation expense (includes restricted stock)	12,843	12,181	11,765
Other expenses	2,881	2,896	1,968
Total operating expense	15,724	15,115	13,733
INCOME BEFORE INCOME TAX BENEFIT AND EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARIES	337,040	358,158	242,996
FEDERAL INCOME TAX BENEFIT	2,057	2,076	1,927
INCOME BEFORE EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARIES	339,097	360,234	244,923
EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARIES	140,289	59,082	279,593
NET INCOME	$ 479,386	$ 419,316	$ 524,516

PROSPERITY BANCSHARES, INC.
(Parent Company Only)

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended December 31,		
	2024	2023	2022
	(Dollars in thousands)		
Net income	$ 479,386	$ 419,316	$ 524,516
Other comprehensive (loss) income, before tax:			
Securities available for sale:			
Change in unrealized (loss) income during the period	(286)	2,626	(6,686)
Total other comprehensive (loss) income	(286)	2,626	(6,686)
Deferred tax benefit (expense) related to other comprehensive (loss) income	60	(551)	1,404
Other comprehensive (loss) income, net of tax	(226)	2,075	(5,282)
Comprehensive income	$ 479,160	$ 421,391	$ 519,234

PROSPERITY BANCSHARES, INC.
(Parent Company Only)

CONDENSED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2024	2023	2022
	(Dollars in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 479,386	$ 419,316	$ 524,516
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	(140,289)	(59,082)	(279,593)
Stock based compensation expense	12,843	12,181	11,765
(Increase) decrease in other assets	(840)	(1,543)	2,515
Increase in accrued interest payable and other liabilities	747	576	—
Net cash provided by operating activities	351,847	371,448	259,203
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net cash paid for acquisitions	(63,246)	(88,490)	—
Net cash used in investing activities	(63,246)	(88,490)	—
CASH FLOWS FROM FINANCING ACTIVITIES:			
Redemption of junior subordinated debentures	—	(3,158)	—
Repurchase of common stock	(74,766)	(72,248)	(65,721)
Payments of cash dividends	(214,375)	(205,715)	(193,140)
Net cash used in financing activities	(289,141)	(281,121)	(258,861)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(540)	1,837	342
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	5,727	3,890	3,548
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 5,187	$ 5,727	$ 3,890